The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are part of an effective registration statement filed with the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell, nor do they seek an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-158705

SUBJECT TO COMPLETION, DATED FEBRUARY 28, 2013

PRELIMINARY PROSPECTUS SUPPLEMENT
(to Prospectus dated May 17, 2010)

      Depositary Units
Representing Limited Partner Interests

Icahn Enterprises L.P.

We are offering       depositary units representing limited partner interests in Icahn Enterprises L.P. Our depositary units are traded on The NASDAQ Global Select Market under the symbol “IEP.” On February 28, 2013, the last reported sales price of our depositary units on The NASDAQ Global Select Market was $71.49 per depositary unit.

Investing in our depositary units involves a high degree of risk. Please read “Risk Factors” beginning on page S-23 of this prospectus supplement, on page 3 of the accompanying prospectus, and in the documents incorporated by reference into this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	PER DEPOSITARY UNIT	TOTAL
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Icahn Enterprises L.P., before expenses	$	$

Delivery of the depositary units is expected to be made on or about           , 2013. We have granted the underwriter an option for a period of 30 days to purchase an additional          of our depositary units. If the underwriter exercises the option in full, the total underwriting discounts and commissions payable by us will be $    , and the total proceeds to us, before expenses, will be $    .

Sole Book-Running Manager

Jefferies

Prospectus Supplement dated            , 2013

PROSPECTUS SUPPLEMENT

PROSPECTUS

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IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS
SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of depositary units and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information about securities we may offer from time to time, some of which may not apply to this offering of depositary units. Generally, when we refer only to the “prospectus,” we are referring to both parts combined.

If the information relating to the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus prepared by or on behalf of Icahn Enterprises L.P. We have not, and the underwriter has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell the depositary units in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement or in the accompanying prospectus is accurate as of any date other than the date on the front of that document. Our business, financial condition, results of operations and prospects may have changed since such date.

You should read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before making your investment decision.

Unless we indicate otherwise, the information presented in this prospectus supplement assumes that the underwriter does not exercise its option to purchase additional depositary units.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents incorporated by reference in the accompanying prospectus may contain “forward-looking statements.” Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. Forward-looking statements can generally be identified by phrases such as “believes,” “expects,” “potential,” “continues,” “may,” “should,” “seeks,” “predicts,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “could,” “designed,” “should be” and other similar expressions that denote expectations of future or conditional events rather than statements of fact. Forward-looking statements also may relate to strategies, plans and objectives for, and potential results of, future operations, financial results, financial condition, business prospects, growth strategy and liquidity, and are based upon management’s current plans and beliefs or current estimates of future results or trends.

These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties that may cause actual results to differ materially from trends, plans or expectations set forth in the forward-looking statements. These risks and uncertainties may include these factors and the risks and uncertainties described in the section entitled “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and in the sections entitled “Risk Factors” in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2012, June 30, 2012 and September 30, 2012, as well as those risk factors included under “Risk Factors” in this prospectus. Among these risks are: risks related to economic downturns, substantial competition and rising operating costs; risks related to our investment activities, including the nature of the investments made by the Funds we manage, losses in the Funds and loss of key employees; risks related to our automotive activities, including exposure to adverse conditions in the automotive industry, and risks related to operations in foreign countries; risks related to our energy business, including the volatility and availability of crude oil, other feed stocks and refined products, unfavorable refining margin (crack spread), interrupted access to pipelines, significant fluctuations in nitrogen fertilizer demand in the agricultural industry and seasonality of results; risk related to

S-ii

our gaming operations, including reductions in discretionary spending due to a downturn in the local, regional or national economy, intense competition in the gaming industry from present and emerging internet online markets and extensive regulation; risks related to our railcar activities, including reliance upon a small number of customers that represent a large percentage of revenues and backlog, the health of and prospects for the overall railcar industry and the cyclical nature of the railcar manufacturing business; risks related to our food packaging activities, including competition from better capitalized competitors, inability of its suppliers to timely deliver raw materials, and the failure to effectively respond to industry changes in casings technology; risks related to our scrap metals activities, including potential environmental exposure; risks related to our real estate activities, including the extent of any tenant bankruptcies and insolvencies; risks related to our home fashion operations, including changes in the availability and price of raw materials, and changes in transportation costs and delivery times; and other risks and uncertainties detailed from time to time in our filings with the SEC.

Given these risks and uncertainties, we urge you to read this prospectus completely and with the understanding that actual future results may be materially different from what we plan or expect. All of the forward-looking statements made in this prospectus are qualified by these cautionary statements and we cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on our business or operations. In addition, these forward-looking statements present our estimates and assumptions only as of the date of this prospectus. We do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus. However, you should carefully review the risk factors set forth in other reports or documents we file from time to time with the SEC.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

The following summary highlights information about us, this offering and information appearing elsewhere included or incorporated by reference in this prospectus supplement, the accompanying prospectus and in the documents we incorporate by reference. This summary is not complete and does not contain all of the information that you should consider before making an investment decision. You should read carefully the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer herein for a more complete understanding of this offering, including the factors described under the heading “Risk Factors” in this prospectus supplement beginning on page S-3, together with any free writing prospectus we have authorized for use in connection with this offering and the financial statements and other information included or incorporated by reference in this prospectus supplement. This prospectus supplement may add to, update or change information in the accompanying prospectus. Except where the context otherwise requires or indicates, in this prospectus, (i) “Icahn Enterprises,” “the Company,” “we,” “us” and “our” refer to Icahn Enterprises L.P. and its subsidiaries and, with respect to acquired businesses, Mr. Icahn and his affiliates prior to our acquisition, (ii) “Holding Company” refers to the unconsolidated results and financial position of Icahn Enterprises and Icahn Enterprises Holdings and (iii) “fiscal year” refers to the twelve-month period ended December 31 of the applicable year.

The Icahn Strategy

Across all of our businesses, our success is based on a simple formula: we seek to find undervalued companies in the Graham & Dodd tradition. However, while the typical Graham & Dodd value investor purchases undervalued securities and waits for results, we often become actively involved in the companies we target. That activity may involve a broad range of approaches, from influencing the management of a target to take steps to improve shareholder value, to acquiring a controlling interest or outright ownership of the target company in order to implement changes that we believe are required to improve its business, and then operating and expanding that business. This activism has brought about very strong returns over the years.

Today, we are a diversified holding company owning subsidiaries engaged in the following operating businesses: Investment, Automotive, Energy, Gaming, Railcar, Food Packaging, Metals, Real Estate and Home Fashion. Through our Investment segment, we have significant positions in various investments, which include Netflix (NFLX), Chesapeake Energy (CHK), Hain Celestial Group (HAIN), Forest Laboratories (FRX) and Transocean Ltd. (RIG), as of February 27, 2013.

Our operating businesses often started out as investment positions in debt or equity securities, held either directly by Icahn Enterprises or Mr. Icahn. Those positions ultimately resulted in control or complete ownership of the target company. Most recently, we acquired a controlling interest in CVR Energy, Inc. (“CVR”) which started out as a position in our Investment segment and is now an operating subsidiary that comprises our Energy segment. As of February 27, 2013, based on the closing sale price of CVR stock and distribution since we acquired control, we have a gain of approximately $2 billion on our purchase of CVR. The recent acquisition of control of CVR, like our other operating subsidiaries, reflects our opportunistic approach to value creation, through which returns may be obtained by, among other things, promoting change through minority positions at targeted companies in our Investment segment or by acquiring control of those target companies that we believed we could run more profitably ourselves.

In 2000, we began to expand our business beyond our traditional real estate activities, and to fully embrace our activist strategy. On January 1, 2000, the closing sale price of our depositary units was $7.625 per depositary unit. On February 27, 2013, our depositary units closed $72.25 per depositary unit — a 1,003% increase since January 1, 2000, which translates to an annualized return of approximately 20% for those who owned the units through that period (including reinvestment of distributions into additional depositary units and taking into account in-kind distributions of depositary units). Comparatively, the S&P 500, Dow Jones Industrial and Russell 2000 indices increased approximately 32%, 68% and 115%, respectively, over the same period, which translates to an annualized return of approximately 2%, 4% and 6%, respectively (including reinvestment of distributions into those indices).

During the next several years, we see a favorable opportunity to follow an activist strategy that centers on the purchase of target stock and the subsequent removal of any barriers that might interfere with a friendly purchase offer from a strong buyer. Alternatively, in appropriate circumstances, we or our subsidiaries may become the buyer of target companies, adding them to our portfolio of operating subsidiaries, thereby expanding our operations through such opportunistic acquisitions.

We believe that the companies that we target for our activist activities are undervalued for many reasons, often including inept management. Unfortunately for the individual investor, in particular, and the economy, in general, mediocre management teams are often unaccountable and very difficult to remove. There are too many costly roadblocks.

Unlike the individual investor, we have the wherewithal to purchase companies that we feel we can run more efficiently than incumbent management. In addition, through our Investment segment, we are in a position to pursue our activist strategy by purchasing stock or debt positions and trying to promulgate change through a variety of activist approaches, ranging from speaking and negotiating with the board and CEO to proxy fights to tender offers and to taking control. We work diligently to enhance value for all shareholders and we believe that the best way to do this is to make underperforming management teams and boards accountable or to replace them.

The Chairman of the Board of our general partner, Carl C. Icahn, has been an activist investor since 1980. Mr. Icahn believes that he has never seen a time for activism that is better than today. Many major companies have substantial amounts of cash. We believe that they are hoarding cash, rather than spending it, because they do not believe investments in their business will translate to earnings.

We believe that one of the best ways for many cash-rich companies to achieve increased earnings is to use their large amounts of excess cash, together with advantageous borrowing opportunities, to purchase other companies in their industries and take advantage of the meaningful synergies that could result. In our opinion, the CEOs and Boards of Directors of undervalued companies that would be acquisition targets are the major road blocks to this logical use of assets to increase value, because we believe those CEOs and Boards are not willing to give up their power and perquisites, even if they have done a poor job in administering the companies they have been running. In addition, acquirers are often unwilling to undertake the arduous task of launching a hostile campaign. This is precisely the situation in which a strong activist catalyst is necessary.

We believe that the activist catalyst adds value because, for companies with strong balance sheets, acquisition of their weaker industry rivals is often extremely compelling financially. We further believe that there are many transactions that make economic sense, even at a large premium over market. Acquirers can use their excess cash, that is earning a very low return, and/or borrow at the advantageous interest rates now available, to acquire a target company. In either case, an acquirer can add the target company’s earnings and the income from synergies to the acquirer’s bottom line, at relatively low cost. But for these potential acquirers to act, the target company must be willing to at least entertain an offer. We believe that often the activist can step in and remove the obstacles that a target may seek to use to prevent an acquisition.

It is our belief that our strategy will continue to produce strong results in 2013 and into the future, and that belief is reflected in the action of the Board of Directors of our general partner, which announced on February 11, 2013, to modify our distribution policy to increase our annual distribution to $4.00 per depositary unit. We believe that the strong cash flow and asset coverage from our operating subsidiaries will allow us to maintain a strong balance sheet and ample liquidity.

In our view Icahn Enterprises is in a virtuous cycle. By raising our distribution to our limited partners, and with the results we hope to achieve in 2013, we believe that our depositary units will give us another powerful activist tool, allowing us both to use our depositary units as currency for tender offers and acquisitions (both hostile and friendly) where appropriate, and to increase our fire power by raising additional cash through depositary unit sales, including this offering. All of these factors will, in our opinion, contribute to making our activism even more efficacious, which we expect to enhance our results and stock value and hopefully, the virtuous cycle will continue for many years.

Overview

We are a diversified holding company owning subsidiaries engaged in the following operating businesses: Investment, Automotive, Energy, Gaming, Railcar, Food Packaging, Metals, Real Estate and Home Fashion.

Icahn Enterprises is a master limited partnership formed in Delaware on February 17, 1987. We own a 99% limited partner interest in Icahn Enterprises Holdings. Substantially all of our assets and liabilities are owned through Icahn Enterprises Holdings and substantially all of our operations are conducted through Icahn Enterprises Holdings and its subsidiaries. Icahn Enterprises G.P. Inc., or Icahn Enterprises GP, our sole general partner, owns a 1% general partner interest in both Icahn Enterprises Holdings and us, representing an aggregate 1.99% general partner interest in Icahn Enterprises Holdings and us. Icahn Enterprises GP is owned and controlled by Mr. Carl C. Icahn. As of December 31, 2012, affiliates of Mr. Icahn owned 97,764,251 of our depositary units that represented approximately 93.2% of our outstanding depositary units. Immediately after giving effect to the consummation of this offering, affiliates of Mr. Icahn will own   % of our depositary units (or   % of our depositary units, if the underwriter exercises its option to purchase additional depositary units in full).

Mr. Icahn’s estate has been designed to assure the stability and continuation of Icahn Enterprises with no need to monetize his interests for estate tax or other purposes. In the event of Mr. Icahn’s death, control of Mr. Icahn’s interests in Icahn Enterprises and its general partner will be placed in charitable and other trusts under the control of senior Icahn executives and family members.

The following is a summary of our core holdings:

Investment.  Our Investment segment is comprised of various private investment funds, including Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP and Icahn Partners Master Fund III LP (the “Funds”), through which we invest our proprietary capital. We and certain of Mr. Icahn’s wholly owned affiliates are the sole investors in the Funds. Prior to March 31, 2011, interests in the Funds were offered to certain sophisticated and qualified investors on the basis of exemptions from the registration requirements of the federal securities laws and were not publicly available. The Funds returned all fee-paying capital to third-party investors during fiscal year 2011. This business derives revenues from gains and losses from our investments in the Funds.

Automotive.  We conduct our Automotive segment through our 77.6% ownership in Federal-Mogul Corporation (“Federal-Mogul”), a leading global supplier to the automotive, aerospace, energy, heavy duty truck, industrial, marine, power generation and railway industries. In 2012, Federal-Mogul reorganized its businesses around its Powertrain and Vehicle Components Solutions businesses to take advantage of disparate opportunities in each sector. Federal-Mogul’s high-precision products are designed and engineered to help its customers satisfy and exceed environmental and safety standards without sacrificing performance.

Federal-Mogul’s Powertrain business has leading market share positions in pistons, piston rings, valve seats, value guides, bearings, ignition and sealing products. It focuses on high-technology, high-precision products that improve fuel economy, reduce emissions and enhance engine durability. Demand for smaller, high-performance engines has increased dramatically over the past few years as developed economies implement higher fuel economy and emission standards and substantial growth in the size of the emerging markets middle class increases automotive demand. While global light vehicle cylinder count per engine will continue to decrease, these smaller engines require more advanced components to handle higher thermal and mechanical stresses, which increases overall content per vehicle. Approximately 30% of Powertrain revenue in fiscal year 2012 was derived from industrial and other non-light vehicle customers. Each of these markets is highly specialized and requires significant research, development and engineering to create products capable of performing in the harshest environments. These end markets are also subject to tightening environmental regulation that introduces increased complexity and performance requirements but creates opportunity for growth.

Federal-Mogul’s Vehicle Components Solutions business is a global leader in aftermarket components such as engine, sealing, chassis, wiper and ignition components, and is a leading premium brake pad and component manufacturer in North America and Europe. Federal-Mogul has some of the most widely recognized aftermarket brands, including Fel-Pro, Moog, Ferodo, ThermoQuiet, Wagner, ANCO and Champion. Aftermarket demand is a function of the size of the global car parc, which is estimated to grow at a 10% compound annual growth rate, or CAGR, through 2020 on the strength of emerging market vehicle sales. We believe Federal-Mogul has an excellent opportunity to leverage its brands and products throughout the emerging markets, as well as participate in consolidation opportunities in North America and Europe. In addition, the North American automotive aftermarket distribution system is both highly profitable and inefficient. As a large manufacturer with a broad product portfolio, Federal-Mogul has an opportunity to streamline its own distribution and expand into new distribution channels, such as the Internet, to capture more of the value chain.

Energy.  We conduct our Energy segment through our 82.0% ownership in CVR, in which we acquired a controlling interest on May 4, 2012. CVR is a holding company that owns majority interests in two separate operating subsidiaries, CVR Refining, LP (“CVRR”) and CVR Partners, LP (“CVRP”). CVRR is an independent petroleum refiner and marketer of high-value transportation fuels in the mid-continent of the United States, while CVRP is a leading nitrogen fertilizer producer in the heart of the Corn Belt.

CVRR’s mid-continent location provides access to significant quantities of crude oil from the continental United States and Western Canada. We believe expected crude oil production growth in North America, coupled with declining North Sea volumes, transportation bottlenecks and other geopolitical considerations will likely support favorable crack spreads for mid-continent refineries for the foreseeable future. CVRR’s refinery assets include two of only seven refineries in the underserved PADD II Group 3 region, a 115,000 barrels per day (“bpd”) complex full coking medium-sour crude refinery in Coffeyville, Kansas and a 70,000 bpd medium complexity refinery in Wynnewood, Oklahoma capable of processing 20,000 bpd of light sour crude. CVRR also controls and operates supporting logistics assets including approximately 350 miles of owned pipelines, over 125 owned crude transports, a network of strategically located crude oil gathering tank farms providing roughly 50,000 bpd to the refineries and over 6.0 million barrels of owned or leased crude oil storage capacity. In addition, CVRR has 35,000 bpd of contracted capacity on the Keystone and Spearhead pipelines to supply its refineries with Canadian and Bakken crudes.

CVRP produces and distributes nitrogen fertilizer products, such as ammonia and urea ammonium nitrate (“UAN”), used by farmers to improve the yield and quality of their crops. Located in the heart of the Corn Belt with direct access to its primary input, pet coke, from the adjacent Coffeyville refinery, CVRP is close to customers and enjoys a meaningful freight advantage compared to many of its competitors and imports. CVRP’s utilization of pet coke instead of natural gas provides CVRP with a relatively fixed cost structure and makes it less sensitive to swings in energy prices. Fertilizer consumption continues to grow annually as global population growth, changing food consumption patterns in emerging markets and decreasing per capita farmland drive world grain demand higher and necessitate more efficient land use. The United States currently accounts for 26% of world coarse grain production, and as the third largest consumer of nitrogen fertilizer, imports approximately 41% of its requirements. As a result of these trends and the recent completion of its UAN expansion project, we believe CVRP is well positioned to continue to benefit from the secular growth in the fertilizer market.

Gaming.  We conduct our Gaming segment through our 67.9% ownership in Tropicana Entertainment Inc. (“Tropicana”). Tropicana currently owns and operates a diversified, multi-jurisdictional collection of casino gaming properties. The eight casino facilities it operates feature approximately 380,600 square feet of gaming space with 7,121 slot machines, 231 table games and 6,046 hotel rooms with three casino facilities located in Nevada and one in each of Mississippi, Indiana, Louisiana, New Jersey and Aruba. We acquired our ownership in Tropicana through distressed debt and subsequent equity purchases. In 2010, Tropicana emerged from bankruptcy following which we replaced management and improved performance.

Through a highly analytical approach to operations, Tropicana management has identified programs that are designed to enhance marketing, improve hotel utilization, optimize product mix and reduce expenses. Tropicana has also reinvested in its properties by upgrading hotel rooms, refreshing casino floor products tailored for each regional market and pursuing strong brands for restaurant and retail opportunities. Tropicana intends to pursue acquisition opportunities where it can expand into attractive regional markets and leverage the Tropicana brand name and customer base. In addition, we are monitoring the prospects of Internet gaming and intend to pursue the opportunity if and when it is legalized.

Railcar.  We conduct our Railcar segment primarily through our 55.6% ownership in American Railcar Industries Inc. (“ARI”). ARI is a leading manufacturer of hopper and tank railcars, two product groups that constitute over 50% of the 1.5 million railcar North American fleet, 65% of 2012 railcar deliveries and 88% of the railcar industry manufacturing backlog as of December 31, 2012. These railcars are offered for sale or lease to leasing companies, industrial companies, shippers and Class I railroads. ARI currently benefits from the rapidly increasing energy production in North America. Increased crude oil production from North American shale regions and Canada have resulted in significant demand for tank railcars as the existing pipeline capacity is not able to satisfy the transportation demands for crude oil. ARI’s capacity for tank railcar production is completely booked for 2013 and industry new tank railcar order backlogs extend well into the third quarter of 2014. ARI has a railcar fleet for lease of approximately 2,590 railcars, and we also operate a separate lease fleet through our indirect wholly owned subsidiary AEP Leasing LLC.

ARI also provides end-to-end management services for railcar fleets including critical railcar repair, maintenance, engineering and reporting services. ARI also manufactures other industrial products, primarily aluminum and special alloy steel castings.

In addition, ARI provides fleet management, maintenance, engineering and field services for railcars owned by certain customers. Such services include maintenance planning, project management, tracking and tracing, regulatory compliance, mileage audit, rolling stock taxes and online service access.

Food Packaging.  We conduct our Food Packaging segment through our 70.8% ownership in Viskase Companies, Inc. (“Viskase”). Viskase is a worldwide leader in the production and sale of cellulosic, fibrous and plastic casings for the processed meat and poultry industry. Viskase currently operates eight manufacturing facilities and ten distribution centers throughout North America, Europe, South America and Asia and derives approximately 70% of its total net sales from customers located outside the United States. Viskase believes it is one of the two largest manufacturers of non-edible cellulosic casings for processed meats and one of the three largest manufacturers of non-edible fibrous casings.

While developed markets remain a steady source of demand for Viskase’s products, we believe that future growth will be driven significantly by the growing middle class in emerging markets. As per capita income increases in these emerging economies, we expect protein consumption to increase. This creates significant demand for meat-related products, such as sausages, hot dogs and luncheon meats, which are some of the most affordable sources of protein and represent the primary sources of demand for Viskase casings.

Viskase is aggressively pursuing this emerging market opportunity. Since 2007, sales to emerging economies have grown on average 13% per year and now account for almost 50% of total company sales compared to 36% in 2007. In 2012, Viskase completed a new finishing center in the Philippines and expanded its capacity in Brazil. Artificial casings are technically difficult to make and the challenges to producing quality casings that meet stringent food-related regulatory requirements are significant. In addition, there are large barriers to entry in building the manufacturing facilities and obtaining the regulatory permits necessary to meaningfully participate in the industry. Viskase had invested approximately $116 million of capital from 2009 through September 2012 to meet the increasing emerging market demand. A significant portion of that investment was made in 2011 and 2012 and therefore the financial returns on investment will not be evident until 2013.

Metals.  We conduct our Metals segment through our indirect wholly owned subsidiary, PSC Metals, Inc. (“PSC Metals”). PSC Metals is one of the largest independent metal recycling companies in the United States and collects industrial and obsolete scrap metal, processes it into reusable forms and supplies the recycled metals to its customers including electric-arc furnace mills, integrated steel mills, foundries, secondary smelters and metals brokers. PSC Metals has nearly 50 locations concentrated in three main geographic regions—the Upper Midwest, the St. Louis region and the South. PSC Metals has actively consolidated its regions and is building a leading position in each market.

As recycled steel is more environmentally friendly and energy efficient (and therefore cheaper to produce) than virgin steel, we believe that PSC Metals will benefit from secular growth trends in recycled metals. In addition, PSC Metals is well positioned to benefit from the improving economy and higher industrial production and steel mill operating rates in North America. North American steel production growth is expected to be approximately 5% in 2013. In our Upper Midwest market, steel mills in Ohio will have invested approximately $1.9 billion between 2011-2014 to meet growing steel demand driven primarily by automotive and increased oil and gas drilling industries. We believe these investments will increase the already strong regional demand for ferrous scrap. Finally, as the United States is the leading exporter of scrap metal in the world, the U.S. scrap industry is expected to benefit from growing global steel demand.

PSC Metals also processes non-ferrous metals including aluminum, aluminum ingots, copper, brass, stainless steel and nickel-bearing metals. Non-ferrous products are a significant raw material in the production of aluminum and copper alloys used in manufacturing. PSC Metals also operates a secondary products business that includes the supply of secondary plate and structural grade pipe that is sold into niche markets for counterweights, piling and foundations, construction materials and infrastructure end-markets.

Real Estate.  Our Real Estate segment consists of rental real estate, property development and resort activities. As of December 31, 2012, we owned 29 rental commercial real estate properties. Our property development operations are run primarily through Bayswater Development LLC, a real estate investment, management and development subsidiary that focuses primarily on the construction and sale of single-family and multi-family homes, lots in subdivisions and planned communities and raw land for residential development. Our New Seabury development property in Cape Cod, Massachusetts and our Grand Harbor and Oak Harbor development property in Vero Beach, Florida include land for future residential development of approximately 322 and 870 units of residential housing, respectively. Both developments operate golf and resort operations as well.

Home Fashion.  We conduct our Home Fashion segment through our indirect wholly owned subsidiary WestPoint Home LLC (“WPH”), a manufacturer and distributor of home fashion consumer products. WPH is engaged in the business of manufacturing, sourcing, designing, marketing, distributing and selling home fashion consumer products. WPH markets a broad range of manufactured and sourced bed, bath and basic bedding products, including, sheets, pillowcases, bedspreads, quilts, comforters and duvet covers, feather beds, bath and beach towels, bath accessories, bed skirts, bed pillows, flocked blankets, woven blankets and throws, and mattress pads. WPH recognizes revenue primarily through the sale of home fashion products to a variety of retail and institutional customers. We acquired our interest in WPH in 2005 through a purchase of distressed debt. Since its emergence from bankruptcy, we have completely restructured its manufacturing footprint moving our plants to low cost countries, discontinued unprofitable programs, and right sized our overhead structure. WPH owns many of the most well-known brands in home textiles including Martex, Grand Patrician, Luxor and Vellux. WPH also manufactures products for Ralph Lauren and under licensed brands such as Izod, Portico, Under the Canopy, and Southern Tide for home textile products.

Business Strengths

Significant Net Asset Value.  We are well capitalized with approximately $24.3 billion of assets at September 30, 2012, and significant equity value in our operating subsidiaries. The table below sets forth the combined value of our operating subsidiaries and Holding Company’s liquid assets.

Our net asset value is summarized as follows (in millions):

Market-valued subsidiaries:
Holding Company interests in Funds(1)	$2,598
CVR(2)	3,966
CVRR(3)	118
Federal-Mogul(4)	648
American Railcar Industries(4)	508
Total market-valued subsidiaries	$7,838
Other subsidiaries:
Tropicana(5)	$505
Viskase(5)	226
Real Estate Holdings(6)	746
PSC Metals(6)	396
WPH(6)	266
Total – other subsidiaries	$2,139
Add: Holding Company cash and cash equivalents(7)	1,338
Less: Holding Company debt(8)	(4,084)
Add: Other Holding Company net assets(9)	$43
Total	$7,274

(1)	Fair market value of Holding Company’s interest in the Funds as of February 27, 2013.
(2)	Based on closing share price as of February 27, 2013 and number of shares owned by the Holding Company.
(3)	The Holding Company purchased four million common units of CVRR at the initial public offering price of $25.00. As of February 27, 2013, CVRR had a closing share price of $29.52 per unit.
(4)	Based on closing share price as of February 27, 2013 and number of shares owned by the Holding Company.
(5)	Amounts based on market comparables due to lack of material trading volume. Tropicana valued at 8.0x EBITDA for the last twelve months ended September 30, 2012 of $87 million and Viskase valued at 11.0x EBITDA for the last twelve months ended September 30, 2012 of $46 million. As of September 30, 2012, Tropicana had debt of $171 million and unrestricted cash of $250 million and Viskase had $216 million of debt and unrestricted cash of $26 million.
(6)	Represents equity attributable to us as of September 30, 2012.
(7)	Holding Company cash and cash equivalents is as of September 30, 2012, less the $100 million investment in CVRR’s initial public offering, which is reflected in market-valued subsidiaries. Amount includes effect of CVR special dividend of $5.50 per share, paid on February 19, 2013, to shareholders of record at the close of business on February 5, 2013.
(8)	Represents Holding Company debt as of September 30, 2012.
(9)	Represents other Holding Company net assets as of September 30, 2012.

Diversified Operating Subsidiaries with Strong Financial Position.  We have operating subsidiaries in diverse industries including Investment, Automotive, Energy, Railcar, Food Packaging, Metals, Real Estate and Home Fashion. On a pro forma basis giving effect to the CVR acquisition and CVR’s acquisition of the Wynnewood refinery, for the nine month period ended September 30, 2012, we generated revenues of $14.0 billion, consolidated Adjusted EBITDA before non-controlling interests of $1.9 billion, and Adjusted EBITDA attributable to Icahn Enterprises of $1.4 billion. A  reconciliation of Adjusted EBITDA attributable to Icahn Enterprises to net income attributable to Icahn Enterprises is included in “—Summary Consolidated Historical and Pro Forma Financial Data.” Furthermore, with over $1.0 billion of cash at our holding company, $2.3 billion liquid interest in the Funds, and over $2.0 billion of cash at our subsidiary operating companies all as of September 30, 2012, we have strong liquidity to fund operating needs, strategic initiatives and attractive investment opportunities.

Proven Investment Team.  Our investment team is led by Carl C. Icahn, working with a team of experienced financial and operational executives. Mr. Icahn’s substantial investing history provides us with a unique network of relationships and access on Wall Street, in industry and throughout the restructuring community. Our team consists of nearly 20 professionals with diverse backgrounds, most of whom have worked with us for many years. Our team maintains a deep knowledge of business systems, bankruptcy laws and transaction processes that further supports our efforts to build stakeholder value.

Significant Investment Realizations.  We have demonstrated a history of successfully acquiring undervalued assets and improving and enhancing their operations and financial results. Our investment record is based on a long-term investment horizon that enhances business value and facilitates a profitable exit strategy. For example, in 2006, we sold our oil and gas assets to a strategic buyer for $1.5 billion resulting in a pre-tax gain of $599 million. Our oil and gas assets included National Energy Group, Inc., TransTexas Gas Corporation and Panaco, Inc., which were acquired out of bankruptcy. Subsequently, we grew the business through organic investment and through a series of bolt-on acquisitions. In addition, we installed operational and financial guidelines to improve the business, including realignment of the fixed asset cost structure, reserve life expansion by maintaining a highly successful drilling program and implementation of internal controls.

We have applied our investment expertise in other distressed situations, such as the consolidation of American Casino & Entertainment Properties LLC (“ACEP”). ACEP’s properties in Las Vegas, which included Stratosphere Casino Hotel & Tower, Arizona Charlie’s Decatur and Arizona Charlie’s Boulder, were acquired through bankruptcy at a substantial discount to replacement cost, and we immediately took managerial and operational steps to reduce operating costs and reinvested in the assets to enhance value. Notably, we provided capital to complete a 1,000 room expansion at the Stratosphere and made significant investments at each of the properties to refurbish rooms. We also grew ACEP by acquiring and upgrading the Acquarius in Laughlin, Nevada. Our investment cycle in ACEP spanned many years. We sold our investment in 2008 through a sale of the casinos to W2007/ACEP Holdings, LLC, an affiliate of Whitehall Street Real Estate Funds, a series of real estate funds affiliated with Goldman Sachs & Co., which resulted in proceeds of $1.2 billion and a pre-tax gain of $732 million. We reinvested $465 million of proceeds from this sale to acquire two triple net leased properties, which have been leased to a single-A-rated public company whose market capitalization exceeds $150 billion. These assets have generated annual cash flow of over $32 million.

Business Strategy

We believe that our core strengths include: identifying and acquiring undervalued assets and businesses, often through the purchase of distressed securities; increasing value through management, financial or other operational changes; and managing complex legal, regulatory or financial issues, which may include bankruptcy or insolvency, environmental, zoning, permitting and licensing issues.

The key elements of our business strategy include the following:

Capitalize on Growth Opportunities in our Existing Businesses.  We believe that we have developed a strong portfolio of businesses with experienced management teams. We may expand our existing businesses if appropriate opportunities are identified, as well as use our established businesses as a platform for additional acquisitions in the same or related areas.

Drive Accountability and Financial Discipline in the Management of Our Businesses.  Our Principal Executive Officer is accountable directly to our board of directors, including the Chairman, Mr. Carl. C. Icahn, and has day-to-day responsibility, in consultation with our Chairman, for general oversight of our business segments. We continually evaluate our operating subsidiaries with a view towards maximizing value and cost efficiencies, bringing an owner’s perspective to our operating businesses. In each of these businesses, we assemble senior management teams with the expertise to run their businesses and boards of directors to oversee the management of those businesses. Each management team is responsible for the day-to-day operations of their businesses and directly accountable to its board of directors.

Seek to Acquire Undervalued Assets.  We intend to continue to make investments in businesses that we believe are undervalued and have potential for growth. We also seek to capitalize on investment opportunities arising from market inefficiencies, economic or market trends that have not been identified and reflected in market value, or complex or special situations. Certain opportunities may arise from companies that experience disappointing financial results, liquidity or capital needs, lowered credit ratings, revised industry forecasts or legal complications. We may acquire businesses or assets directly or we may establish an ownership position through the purchase of debt or equity securities in the open market or in privately negotiated transactions.

Recent Developments

Preliminary Unaudited Selected Financial and Other Data for Fiscal Year 2012

The preliminary financial data discussed below has been prepared by, and is the responsibility of, Icahn Enterprises’ management. We and certain of our operating subsidiaries have not yet finalized the financial statement close process for the fiscal year ended December 31, 2012. Our and certain of our operating subsidiaries’ independent auditors have not yet completed their year-end audits nor have they reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, they do not express an opinion or any other form of assurance with respect thereto. In connection with the completion of these activities, we or they may identify items that would require us or them to make adjustments to certain preliminary operating results set forth below. Important factors that could cause actual results to differ materially from our preliminary estimates are set forth under the headings “Risk Factors” and “Forward-Looking Statements.” Therefore, our actual results may differ materially from these estimates. Our consolidated financial statements, ARI’s consolidated financial statements, CVR Energy Inc.’s consolidated financial statements, CVR Refining, LP’s combined financial statements, and CVR Partners, LP’s consolidated financial statements, each as of and for the year ended December 31, 2012 will not be issued or filed until after this offering is completed, and consequently, will not be available to you prior to investing in this offering.

In addition, we have included Adjusted EBITDA for us and certain of our operating subsidiaries in this prospectus for the reasons as described in “—Summary Consolidated Historical and Pro Forma Financial Data.” Adjusted EBITDA has limitations as an analytical tool in that it does not reflect all expense items that affect our results. These and other limitations are described in “—Summary Consolidated Historical and Pro Forma Financial Data.” We encourage you to review our financial information in its entirety.

We have provided ranges for certain of the preliminary results described above primarily because our financial statement close process for the year ended December 31, 2012 is not yet complete. As a result, there is a possibility that our final results will vary from these preliminary estimates. We currently expect that our final results will be within the ranges described above. It is possible, however, that our final results will not be within the ranges described above. We expect to complete our closing procedures for the year ended December 31, 2012 in March 2013.

Icahn Enterprises LP.  Based on preliminary operating results for the year ended December 31, 2012, revenue is expected to be approximately $15.6 billion, Adjusted EBITDA attributable to Icahn Enterprises is estimated to be $1.5 billion and net income attributable to Icahn Enterprises is expected to be approximately $350 million, subject to year-end tax adjustments, or $3.30 per depositary unit compared to revenues of $11.9 billion, net income attributable to Icahn Enterprises of $750 million, or $8.33 per depositary unit and Adjusted EBITDA attributable to Icahn Enterprises of $1.5 billion for the year ended December 31, 2011.

The principal cause of the decrease in Icahn Enterprises’ net income in 2012 as compared to 2011 was lower returns by the Investment Funds, which experienced a 34.5% aggregate return in 2011. At the time we acquired control of CVR in May 2012, we distributed the shares of CVR outside the Investment Funds to our subsidiary, IEP Energy LLC. As a result, the stock price appreciation CVR experienced from May 2012 through year-end was not reflected in our Investment segment’s operating results. In addition, one of CVR’s refineries went through a comprehensive turnaround in the fourth quarter of 2012. The downtime associated with the turnaround and $102 million of turnaround costs also adversely affected our operating results.

CVR Energy Inc.  Based on preliminary operating results for the year ended December 31, 2012, CVR’s net sales is expected to be between $8.5 billion and $8.6 billion and Adjusted EBITDA is expected to be approximately $1.3 billion, compared to net sales of $5.0 billion and Adjusted EBITDA of $685 million for the year ended December 31, 2011.

CVR’s net sales increase was primarily due to an increase in petroleum sales that resulted from significantly higher sales volumes in 2012. The increase in sales volumes was largely the result of inclusion of a full year’s results in 2012 of the Wynnewood refinery which was acquired by CVR on December 15, 2011.

The increase in Adjusted EBITDA was due largely to an increase in refining margins at CVRR during fiscal year 2012. The increase in refining margins was due to the inclusion of a full year of results for the Wynnewood refinery, increases in average sales prices per gallon for gasoline and distillates of approximately 1.5% and 1.8%, respectively, and a decrease in consumed crude oil costs. The increase in refining margins was partially offset by increased operating costs associated with the operation of the Wynnewood refinery in 2012 and realized losses on derivatives.

The following table sets forth a reconciliation of net income (loss) to Adjusted EBITDA for CVR for the periods indicated below (in millions):

	December 31, 2011	December 31, 2012 Estimated
		Low	High
		(unaudited)
Consolidated net income (loss) attributable to CVR Energy	$346	$376	$388
Interest expense, net of interest income	55	76	73
Depreciation and amortization	90	132	128
Income tax expense (benefit)	209	216	223
EBITDA adjustments included in non-controlling interest	(5)	(7)	(7)
EBITDA	$695	$793	$805
FIFO impact (favorable) unfavorable	(26)	59	57
Unrealized (gain)/loss on derivatives	(85)	149	147
Share-based compensation	27	40	38
Loss on disposal of fixed asset	3	—	—
Loss on extinguishment of debt	2	38	37
Major scheduled turnaround	66	129	127
Expenses related to proxy matter	—	44	44
Expenses related to Gary Williams acquisition	5	11	11
Expenses related to non-controlling interest	(2)	(4)	(4)
Adjusted EBITDA	$685	$1,259	$1,262

Set forth below are estimated 2012 operating results for CVR’s petroleum refining and fertilizer segments.

CVR Refining, LP.  Based on preliminary operating results for the year ended December 31, 2012, CVRR’s net sales is expected to be between $8.2 billion and $8.3 billion and Adjusted EBITDA is expected to be approximately $1.2 billion, compared to net sales of $4.8 billion and Adjusted EBITDA of $577 million for the year ended December 31, 2011.

The following table sets forth a reconciliation of net income (loss) to Adjusted EBITDA for CVRR for the periods indicated below (in millions):

	December 31, 2011	December 31, 2012 Estimated
		Low	High
	(unaudited)
Net income	$480	$585	$604
Interest expense, net of interest income	53	78	75
Depreciation and amortization	70	110	106
Income tax expense (benefit)	—	—	—
EBITDA adjustments included in non-controlling interests	—	—	—
EBITDA	$603	$773	$785
FIFO impact (favorable) unfavorable	(26)	59	57
Unrealized (gain)/loss on derivatives	(85)	149	147
Share-based compensation	9	20	18
Loss on disposal of fixed asset	3	—	—
Loss on extinguishment of debt	2	38	37
Major scheduled turnaround	66	125	123
Expenses related to acquisition	5	11	11
Adjusted EBITDA	$577	$1,175	$1,178

CVRR expects to report total crude oil throughput for the year ended December 31, 2012 of approximately 169,400 bpd comprised of approximately 114,800 bpd for the Coffeyville refinery and approximately 54,600 bpd for the Wynnewood refinery. This compares to total crude oil throughput of 100,600 bpd for the Coffeyville refinery and 61,800 bpd for the Wynnewood refinery during the year ended December 31, 2011. CVR acquired the Wynnewood refinery on December 16, 2011. The total crude oil throughput during 2011 and 2012 were impacted by the turnaround of the Coffeyville refinery in the fourth quarter of 2011 and first quarter of 2012 and the turnaround of the Wynnewood refinery in the fourth quarter of 2012. The downtime associated with the Wynnewood turnaround, which was completed in December 2012 at a cost of $102 million, significantly impacted CVRR’s results of operations in the fourth quarter of 2012.

In connection with the initial public offering of CVRR’s common units that was completed on January 16, 2013, CVRR projected net sales of $7.8 billion, operating income of $845 million, net income of $807 million and Adjusted EBITDA of $900 million in the year ended December 31, 2013. This forecast was based on numerous assumptions, including assumptions relating to total crude oil throughput and refining margins. The forecasted NYMEX 2:1:1 crack spread has widened since the time of CVRR’s initial public offering. Management of CVRR continues to believe that its estimates are reasonable and that CVRR will meet or exceed its forecasted financial results. However, the assumptions and estimates underlying the forecasted financial results are inherently uncertain and are subject to change as a result of a variety of factors.

CVR Partners, LP.   On February 27, 2012 CVRP announced for the year ended December 31, 2012, it had net sales of $302 million and Adjusted EBITDA of $148 million compared to net sales of $303 million and Adjusted EBITDA of $162 million for the year ended December 31, 2011.

The following table sets forth a reconciliation of net income (loss) to Adjusted EBITDA for CVRP for the periods indicated below (in millions):

	December 31, 2011	December 31, 2012
	(unaudited)
Net income (loss)	$132	$112
Interest expense, net of interest income	4	3
Depreciation and amortization	19	21
EBITDA	$155	$136
Share-based compensation	7	7
Major scheduled turnaround	—	5
Adjusted EBITDA	$162	$148

CVRP’s 2012 production levels and operating results were impacted by a scheduled major biennial turnaround which occurred in October 2012, during which the plant was down for approximately three weeks to perform scheduled repairs and maintenance.

For the year ended December 31, 2012, average realized plant gate prices for ammonia and UAN were $613 per ton and $303 per ton, respectively, compared to $579 per ton and $284 per ton, respectively, for the year ended December 31, 2011.

CVRP produced 390,000 tons of ammonia during the year ended December 31, 2012, of which 124,600 net tons were available for sale while the rest was upgraded to 643,800 tons of more highly valued UAN. During the year ended December 31, 2011, the plant produced 411,200 tons of ammonia with 116,800 net tons available for sale with the remainder upgraded to 714,100 tons of UAN. Since the conclusion of the third quarter, CVRP has completed the construction of its UAN plant expansion project, which is expected to achieve full production rates in March of 2013. Because UAN is a higher margin product, the UAN plant expansion project and no turnaround in 2013 are expected to generate an increase in CVRP’s cash available for distribution for 2013 as compared to 2012.

Federal-Mogul Corp.  On February 27, 2013, Federal-Mogul announced for the year ended December 31, 2012, it had net sales and Adjusted EBITDA of approximately $6.7 billion and $508 million respectively, compared with net sales and Adjusted EBITDA of $6.9 billion and $683 million for the year ended December 31, 2011, respectively. Excluded from the Adjusted EBITDA  of $508 million is $25 million of charges comprised of a $10 million commercial agreement with a customer, $9 million from a legal and contractual settlement and $6 million in expense associated with a payment to Federal-Mogul’s retired CEO, Jose Maria Alapont. Approximately 61% of Federal-Mogul’s net sales are non-dollar denominated and more than 50% of Federal-Mogul’s Powertrain segment sales of approximately $4 billion are derived from Europe. Compared to other geographic regions, sales in Europe consist of a greater percentage of high-content diesel engines, which generally have higher operating margins than non-diesel products. Federal-Mogul’s results in 2012 were significantly impacted by reductions in light and commercial vehicle production in Europe, combined with weaker international currencies, especially the euro, versus the dollar.

During the second quarter of 2012, Federal-Mogul commenced a restructuring of its North American friction and wiper operations, involving three plant closures and one significant site downsizing. Federal-Mogul has also been evaluating a broader restructuring that would reduce its cost structure, realign its manufacturing footprint and streamline operations. This plan would likely involve the closure of several additional facilities in high cost regions and shifting capacity and equipment to existing and new lower cost sites in Eastern Europe, Asia and Mexico. Management believes that its restructuring actions will improve the long-term competitiveness of Federal-Mogul and lead to improved operating margins, particularly as vehicle production volumes improve in Europe. Federal-Mogul has not finalized the restructuring plan or the associated costs.

The following tables set forth a reconciliation of net loss to Adjusted EBITDA for Federal-Mogul for the periods indicated below (in millions):

	December 31,
	2011	2012
	(unaudited)
Net loss	$(83)	$(110)
Depreciation and amortization	284	289
Income tax expense (benefit)	17	(29)
Interest expense, net	127	128
EBITDA	$345	$278
Adjustments of assets to fair value	307	194
Non-service cost components associated with the U.S. based funded pension plan	25	35
Restructuring expense, net	5	26
OPEB curtailment gains	(1)	(51)
Other	2	26
Adjusted EBITDA	$683	$508

Investment Funds.  The Investment Funds' implied aggregate return was approximately 20.2% in fiscal year 2012, including the full year impact of our investment in CVR. We acquired control of CVR in May 2012. At that time, we distributed the shares of CVR from the Investment Funds to our subsidiary, IEP Energy LLC. Excluding investment gains in CVR following its distribution to IEP Energy LLC, the Investment Funds had an actual return of approximately 6.6% in 2012. During fiscal year 2012, gains were primarily due to our long exposure to the equity markets driven by certain core holdings, including CVR (before distribution to IEP Energy LLC), which were offset in part by our defensive short positions. The Investment Funds' aggregate return was 34.5% for fiscal year 2011. During fiscal year 2011, gains were primarily due to returns on certain core holdings, including Motorola Mobility, Motorola Solutions, El Paso Corp and Biogen.

The Investment Funds' aggregate gross return for the period of January 1, 2013 through the close of business on February 27, 2013 was approximately 9.2%. Since inception in November 2004, the Funds’ gross return is 198%, representing an annualized rate of return of 14% as of February 27, 2013. Assets under management were approximately $6.4 billion, of which our interests were $2.6 billion, as of the close of business on February 27, 2013.

American Railcar Industries Inc.  On February 20, 2013, ARI announced for the year ended December 31, 2012, it had revenue of $712 million and Adjusted EBITDA of $150 million, compared to revenue of $519 million and Adjusted EBITDA of $50 million for the year ended December 31, 2011. ARI shipped approximately 7,880 railcars to customers for the fiscal year 2012, compared to 5,230 railcars in 2011. Included in these shipments were railcars shipped to leasing customers of approximately 2,100 for 2012 and 350 for 2011.

The following tables set forth a reconciliation of net income to Adjusted EBITDA for ARI for the periods indicated below (in millions):

	December 31,
	2011	2012
	(unaudited)
Net income	$4	$64
Depreciation and amortization	22	24
Income tax expense	4	42
Interest expense	20	18
EBITDA	$50	$148
Stock based compensation	4	5
Loss on debt extinguishment	—	2
Other	(4)	(5)
Adjusted EBITDA	$50	$150

At December 31, 2012, ARI had orders for railcars in its backlog of 7,060 railcars which will be produced in 2013 and 2014, compared to a backlog of approximately 6,530 railcars as of December 31, 2011. A substantial majority of the backlog at the end of 2012 is orders for tank railcars, and a significant portion of those orders are railcars to service the crude oil transportation market. As of December 31, 2012, ARI had a lease fleet of approximately 2,590 relatively new, with most built in 2011 and in 2012, covered hopper and tank railcars, which are on lease to several of ARI’s customers and are transporting many different commodities. ARI also has a railcar repair and services business with revenues included above of approximately $60 million annually.

Our Corporate Information

Our principal executive offices are located at 767 Fifth Avenue, Suite 4700, New York, New York 10153 and our telephone number is (212) 702-4300. Our Internet address is www.ielp.com. We are not including the information contained on or available through our website as a part of, or incorporating such information by reference into, this prospectus supplement or the accompanying prospectus.

The Offering

Depositary units offered by us
depositary units; depositary units if the underwriter exercises in full its option to purchase additional depositary units.
Depositary units outstanding after this offering
depositary units; depositary units if the underwriter exercises in full its option to purchase additional depositary units.
Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $ million (or approximately $ million if the underwriter exercises in full its option to purchase additional depositary units).
We intend to use the net proceeds from this offering and from the underwriter’s exercise of its option to purchase additional depositary units, if any, for general partnership purposes, which may include investments in our operating subsidiaries and potential acquisitions, in accordance with our investment strategy.
Distribution policy
On February 10, 2013, the board of directors of the Company’s general partner, Icahn Enterprises GP, set an annual distribution of $4.00 per depositary unit, payable in either cash or additional depositary units, at the election of each depositary unit holder.
On February 10, 2013, the board of directors of Icahn Enterprises GP declared a quarterly distribution of $1.00 per depositary unit, payable in cash or additional depositary units. The distribution will be paid on or about April 15, 2013 to depositary unitholders of record at the close of business on February 21, 2013. The cut-off date for brokers or nominees to advise our transfer agent, Registrar and Transfer Company of their payment election is March 14, 2013. We will calculate the depositary units to be distributed to depositary unitholders based on the 20 trading day volume weighted average price of our depositary units immediately following the cut-off date. To the extent that the aggregate units to be distributed to any holder would include a fraction of a unit, that fractional unit will be settled in cash.
Exchange listing
Our depositary units are traded on The NASDAQ Global Select Market under the symbol “IEP.”
Material U.S. federal income tax considerations
For a discussion of material U.S. federal income tax considerations that may be relevant to potential holders of our depositary units, please read “Material U.S. Federal Income Tax Considerations.”

Risk factors
You should carefully consider the information set forth under “Risk Factors” beginning on page S-23 of this prospectus supplement and page 3 of the accompanying prospectus, as well as the documents we previously have filed with the Securities and Exchange Commission that are incorporated by reference herein, before making an investment in our depositary units.

SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA

Historical

The following tables contain our selected consolidated financial data, which should be read in conjunction with our consolidated financial statements and the related notes thereto, and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2012 and our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. The selected consolidated financial data as of September 30, 2012 and for the nine months ended September 30, 2012 and 2011 have been derived from our unaudited consolidated financial statements contained in our Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2012. The selected consolidated financial data as of December 31, 2011 and 2010 and for the fiscal years ended December 31, 2011, 2010 and 2009 have been derived from our audited consolidated financial statements contained in our Annual Report on Form 10-K filed with the SEC on March 12, 2012. Additionally, basic and diluted income (loss) per depositary unit has been adjusted retrospectively for all applicable periods to reflect the additional depositary units issued as unit distributions on May 31, 2011, March 30, 2012, May 31, 2012 and August 31, 2012. The financial data presented below is not necessarily indicative of the results that may be expected for any future periods and the financial data presented for the interim periods is not necessarily indicative of the results that may be expected for the full year.

Pro Forma

The following tables contain unaudited pro forma condensed combined financial data for the nine months ended September 30, 2011 and 2012 and for the year ended December 31, 2011 giving effect to our acquisition of a controlling interest in CVR, including the pro forma adjustments related to the Wynnewood acquisition by CVR on December 15, 2011, as if they had occurred on January 1, 2011. This summary unaudited pro forma condensed combined financial data should be read together with our consolidated financial statements and the related notes thereto, Management’s Discussion and Analysis of Financial Condition and Results of Operations, both described above, and the unaudited pro forma condensed combined financial information and the related notes thereto contained in our Current Report on Form 8-K/A, filed with the SEC on July 9, 2012 and incorporated by reference herein, and the consolidated financial statements of CVR Energy, which are filed with the SEC.

The preliminary allocation of the purchase price of CVR used in the unaudited pro forma condensed combined financial statements is based upon preliminary estimates. The estimates are subject to change upon completion of the valuation of CVR's assets and liabilities. Upon completion of the purchase price allocation, we expect to make additional adjustments, and these valuations could change significantly from those used in the pro forma condensed combined financial statements below and incorporated by reference herein. Therefore, actual adjustments may differ materially from the pro forma adjustments.

The unaudited pro forma condensed combined financial information does not purport to be indicative of the financial position and results of operations that Icahn Enterprises will obtain in the future, or that Icahn Enterprises would have obtained if the acquisition of the controlling interest in CVR had been consummated as of the dates indicated above.

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in millions)			(unaudited)
Statement of Operations Data:
Net sales	$6,760	$7,904	$9,128	$6,887	$10,625
Other revenues from operations	139	227	770	591	611
Net gain from investment activities	1,406	814	1,905	1,158	255
Income from continuing operations	1,224	744	1,764	1,128	651
Income (loss) from discontinued operations	1	(1)	—	—	—
Net income	1,225	743	1,764	1,128	651
Less: Net income attributable to non-controlling interests	(972)	(544)	(1,014)	(638)	(273)
Net income attributable to Icahn Enterprises	$253	$199	$750	$490	$378
Net income attributable to Icahn Enterprises allocable to:
Limited partners	$229	$195	$735	$480	$361
General partner	24	4	15	10	17
Net income attributable to Icahn Enterprises	$253	$199	$750	$490	$378
Net income (loss) attributable to Icahn Enterprises from:
Continuing operations	$252	$200	$750	$490	$378
Discontinued operations	1	(1)	—	—	—
Net income attributable to Icahn Enterprises	$253	$199	$750	$490	$378
Basic income (loss) per LP unit:
Income from continuing operations	$2.96	$2.28	$8.45	$5.52	$3.61
Income (loss) from discontinued operations	0.01	(0.01)	0.00	0.00	0.00
Basic income per LP unit	$2.97	$2.27	$8.45	$5.52	$3.61
Basic weighted average LP units outstanding	77	86	87	87	100
Diluted income (loss) per LP unit:
Income from continuing operations	$2.89	$2.27	$8.24	$5.40	$3.60
Income (loss) from discontinued operations	0.01	(0.01)	0.00	0.00	0.00
Diluted income per LP unit	$2.90	$2.26	$8.24	$5.40	$3.60
Diluted weighted average LP units outstanding	81	87	92	92	105

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in millions)			(unaudited)
Statement of Comprehensive Income Data:
Net Income	$1,225	$743	$1,764	$1,128	$651
Other comprehensive income (loss), net of tax:
Post-employment benefits	33	63	(132)	4	(50)
Hedge instruments	16	(13)	1	(17)	35
Translation adjustments and other	82	10	(127)	(65)	34
Other comprehensive income (loss)	131	60	(258)	(78)	19
Comprehensive income	1,356	803	1,506	1,050	670
Less: Comprehensive income attributable to non-controlling interests	(1,011)	(558)	(947)	(617)	(278)
Comprehensive income attributable to Icahn Enterprises	$345	$245	$559	$433	$392
Comprehensive income attributable to Icahn Enterprises allocable to:
Limited partners	$318	$240	$548	$424	$374
General partner	27	5	11	9	18
Comprehensive income attributable to Icahn Enterprises	$345	$245	$559	$433	$392

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in millions, except per unit amounts) (unaudited)
Other Financial Data:
EBITDA attributable to Icahn Enterprises(1)	$798	$876	$1,463	$1,049	$975
Adjusted EBITDA attributable to Icahn Enterprises(1)	907	939	1,547	1,070	1,218
Cash distributions declared per depositary unit	1.00	1.00	0.55	0.45	0.30

	As of December 31,			As of September 30, 2012
	2009	2010	2011
	(in millions)			(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$2,256	$2,963	$2,278	$3,140
Investments	5,405	7,470	8,938	4,912
Property, plant and equipment, net	2,958	3,455	3,505	6,325
Total assets	18,886	21,338	25,136	24,332
Debt	5,186	6,509	6,473	8,422
Post-employment benefit liability	1,413	1,272	1,340	1,282
Equity attributable to Icahn Enterprises	2,834	3,183	3,755	4,775

	Year Ended December 31,			Nine Months Ended September 30,		Pro Forma
						Year Ended December 31, 2011	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2012
	2009	2010	2011	2011	2012
				(unaudited)
				(in millions)
Segment Operating and Other Financial Data:
Consolidated revenues:
Investment	$1,502	$865	$1,882	$1,145	$304	$1,882	$1,145	$202
Automotive	5,397	6,239	6,937	5,273	5,083	6,937	5,273	5,083
Energy	—	—	—	—	3,651	7,714	5,925	6,411
Gaming(2)	—	78	624	477	488	624	477	488
Railcar	444	270	514	319	488	514	319	488
Food Packaging	296	317	338	255	253	338	255	253
Metals	384	725	1,096	839	872	1,096	839	872
Real Estate	96	90	90	70	69	90	70	69
Home Fashion	382	431	325	263	176	325	263	176
Holding Company	10	57	36	22	8	36	22	8
	$8,511	$9,072	$11,842	$8,663	$11,392	$19,556	$14,588	$14,050
Adjusted EBITDA before non-controlling interests(1):
Investment	$1,453	$823	$1,845	$1,123	$286	$1,845	$1,123	$184
Automotive	489	661	688	530	418	688	530	418
Energy	—	—	—	—	771	991	805	1,081
Gaming(2)	—	6	72	61	76	72	61	76
Railcar	66	3	50	27	100	50	27	100
Food Packaging	55	50	48	42	40	48	42	40
Metals	(23)	24	26	29	(11)	26	29	(11)
Real Estate	49	40	47	37	39	47	37	39
Home Fashion	(20)	(32)	(31)	(15)	(2)	(31)	(15)	(2)
Holding Company	(12)	69	5	8	(4)	5	8	(4)
	$2,057	$1,644	$2,750	$1,842	$1,713	$3,741	$2,647	$1,921
Adjusted EBITDA attributable to Icahn Enterprises(1):
Investment	$469	$342	$876	$528	$122	$876	$528	$74
Automotive	361	499	518	400	323	518	400	323
Energy	—	—	—	—	613	787	645	857
Gaming(2)	—	1	37	33	50	37	33	50
Railcar	36	2	27	13	58	27	13	58
Food Packaging	40	37	35	31	30	35	31	30
Metals	(23)	24	26	29	(11)	26	29	(11)
Real Estate	49	40	47	37	39	47	37	39
Home Fashion	(13)	(23)	(24)	(9)	(2)	(24)	(9)	(2)
Holding Company	(12)	17	5	8	(4)	5	8	(4)
	$907	$939	$1,547	$1,070	$1,218	$2,334	$1,715	$1,414

(1)	EBITDA represents earnings before interest expense, income tax (benefit) expense and depreciation and amortization. We define Adjusted EBITDA as EBITDA excluding the effects of impairment, restructuring costs, purchase accounting inventory adjustments, certain pension plan expenses, FIFO impacts, OPEB curtailment gains, certain share-based compensation, discontinued operations and losses on extinguishment of debt. We present EBITDA and Adjusted EBITDA on a consolidated basis, net of the effect of non-controlling interests. We conduct substantially all of our operations through subsidiaries. The operating results of our subsidiaries may not be sufficient to make distributions to us. In addition, our subsidiaries are not obligated to make funds available to us for payment of our indebtedness, payment of distributions on our depositary units or otherwise, and distributions and intercompany transfers from our subsidiaries to us may be restricted by applicable law or covenants contained in debt agreements and other agreements to which these subsidiaries currently may be subject or into which they may enter into in the future. The terms of any borrowings of our subsidiaries or other entities in which we own equity may restrict dividends, distributions or loans to us.

We believe that providing EBITDA and Adjusted EBITDA to investors has economic substance as these measures provide important supplemental information of our performance to investors and permits investors and management to evaluate the core operating performance of our business. Additionally, we believe this information is frequently used by securities analysts, investors and other interested parties in the evaluation of companies that have issued debt. Management uses, and believes that investors benefit from referring to these non-GAAP financial measures in assessing our operating results, as well as in planning, forecasting and analyzing future periods. Adjusting earnings for these charges allows investors to evaluate our performance from period to period, as well as our peers, without the effects of certain items that may vary depending on accounting methods and the book value of assets. Additionally, EBITDA and Adjusted EBITDA present meaningful measures of corporate performance exclusive of our capital structure and the method by which assets were acquired and financed.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under generally accepted accounting principles in the United States, or U.S. GAAP. For example, EBITDA and Adjusted EBITDA:

■	do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;
■	do not reflect changes in, or cash requirements for, our working capital needs; and
■	do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt.

Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. Other companies in the industries in which we operate may calculate EBITDA and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures. In addition, EBITDA and Adjusted EBITDA do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations.

EBITDA and Adjusted EBITDA are not measurements of our financial performance under U.S. GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity. Given these limitations, we rely primarily on our U.S. GAAP results and use EBITDA and Adjusted EBITDA only as a supplemental measure of our financial performance.

The following table reconciles, on a basis attributable to Icahn Enterprises, net income attributable to Icahn Enterprises to EBITDA and EBITDA to Adjusted EBITDA for the periods indicated (in millions):

	Year Ended December 31,			Nine Months Ended September 30,		Pro Forma
						Year Ended December 31, 2011	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2012	Year Ended December 31, 2012 Estimated
	2009	2010	2011	2011	2012
				(unaudited)			(unaudited)
Attributable to Icahn Enterprises:
Net income (loss)	$253	$199	$750	$490	$378	$1,126	$776	$353	$350
Interest expense	268	338	377	283	340	429	322	358	462
Income tax (benefit) expense	(40)	11	27	45	(47)	251	220	(32)	(103)
Depreciation, depletion and amortization	317	328	309	231	304	445	336	356	435
EBITDA attributable to Icahn Enterprises	$798	$876	$1,463	$1,049	$975	2,251	1,654	1,035	1,144
Impairment of assets(a)	$34	$8	$58	$2	$69	$58	$2	$69	$106
Restructuring costs(b)	37	12	9	7	18	9	7	18	25
Non-service cost of U.S. based pension(c)	35	25	18	14	22	18	14	22	27
FIFO impact (favorable) unfavorable	—	—	—	—	34	(37)	2	39	48
OPEB curtailment gains(d)	—	(22)	(1)	—	(40)	(1)	—	(40)	(40)
Certain share-based compensation expense(e)	—	—	—	—	28	40	19	34	30
Major scheduled turnaround expense(f)	—	—	—	—	—	54	10	28	87
Expenses related to a certain proxy matter(g)	—	—	—	—	—	—	—	36	—
Expenses related to certain acquisitions(h)	—	—	—	—	—	7	—	4	5
Discontinued operations	(1)	—	—	—	—	—	—	—	—
Net loss (gain) on extinguishment of debt(i)	4	40	—	—	1	2	2	1	5
Unrealized (gain)/loss on certain derivatives(j)	—	—	—	—	96	(69)	5	161	57
Other	—	—	—	(2)	15	2	—	7	9
Adjusted EBITDA attributable to Icahn Enterprises	$907	$939	$1,547	$1,070	$1,218	2,334	1,715	1,414	1,503

(a)	Represents asset impairment charges, net of non-controlling interests.
(b)	Restructuring costs represent expenses incurred by our Automotive and Home Fashion segments, relating to efforts to integrate and rationalize businesses and to relocate manufacturing operations to best-cost countries, net of non-controlling interests.
(c)	Represents expense associated with Federal-Mogul’s non-service cost of U.S. based funded pension plans, net of non-controlling interests.
(d)	Represents curtailment gains relating to Federal-Mogul’s elimination of certain other postemployment benefits for certain of its employees, net of non-controlling interests.
(e)	Represents certain share-based compensation expense, net of non-controlling interests.
(f)	Represents major scheduled turnaround expenses associated with CVR's petroleum and fertilizer businesses, net of non-controlling interests.
(g)	Represents expenses related to a certain proxy matter incurred by CVR, net of non-controlling interests
(h)	Represents expenses related to certain acquisitions made by CVR, net of non-controlling interests.
(i)	During the year ended December 31, 2010, we recognized a $40 million loss on the extinguishment of certain senior notes held by Icahn Enterprises, net of non-controlling interests.
(j)	Represents unrealized gains on losses on certain derivatives, net of non-controlling interests.
(2)	Gaming segment results for 2010 are for the periods commencing November 15, 2010.

RISK FACTORS

An investment in our depositary units involves risks. You should carefully read the risk factors included in Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011, in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2012, June 30, 2102, and September 30, 2012, the risk factors set forth in this prospectus supplement and the risk factors included in the accompanying prospectus beginning on page 3 therein, together with all of the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. If any of these risks were to occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In such case, the trading price of our depositary units could decline, and you could lose all or part of your investment.

The issuance of additional limited partner interests relating to this offering may make it more difficult to pay distributions.

Cash distributions are made out of our “available cash,” pro rata, to our unitholders. The increase in the number of our depositary units outstanding, as a result of the issuance of new depositary units representing limited partner interests relating to this offering may make it more difficult to pay such distributions. Also see “Risk Factors — Risks Relating to Our Structure — Future cash distributions to our unitholders, if any, can be affected by numerous factors” in our Annual Report on Form 10-K for the year ended December 31, 2011.

If we issue additional depositary units representing limited partner interests or other equity securities as consideration for acquisitions or for other purposes, the relative voting strength of each holder of our depositary units will be diminished over time due to the dilution of the interests of each holder of our depositary units.

Our partnership agreement generally allows us to issue additional limited partner interests and other equity securities without the approval of holders of our depositary units. Therefore, when we issue additional depositary units or securities ranking on parity with our depositary units, the proportionate partner interest of each holder of our depositary units will decrease, and the amount of cash distributed on each depositary unit and the market price of our depositary units could decrease.

The depositary units being offered hereby (excluding any depositary units related to the underwriter’s option to purchase additional depositary units) constitute approximately    % of our outstanding depositary units immediately prior to this offering (based on 104,850,813 depositary units outstanding as of December 31, 2012). This offering will have the effects described in the paragraph above.

Management will have broad discretion as to the use of the net proceeds from this offering, and we may not use the proceeds effectively.

We intend to use the net proceeds from the offering and from the underwriter’s exercise of its option to purchase additional depositary units, if any, for general partnership purposes, which may include investments in our operating subsidiaries and potential acquisitions, in accordance with our investment strategy. Our management will have broad discretion in the application of such net proceeds from this offering. There is no guarantee that any such expenditures would result in improvement of our results of operations or enhancement of the value of our depositary units.

Our unitholders have been and will be required to pay taxes on their share of our taxable income even if they have not or do not receive any cash distributions from us.

Because our unitholders are treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute, they will be required to pay any U.S. federal income taxes and, in some cases, state and local income taxes on their share of our taxable income, even if our unitholders receive no cash distributions from us. Thus, our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from their share of our taxable income.

The anticipated after-tax economic benefit of an investment in our depositary units depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service (the “IRS”) were to treat us as a corporation or if we were to become subject to a material amount of entity-level taxation for state tax purposes, then our cash available for distribution to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in our depositary units depends largely on us being treated as a partnership for federal income tax purposes. If less than 90% of the gross income of a publicly traded partnership, such as Icahn Enterprises, for any taxable year is “qualifying income” from sources such as interest (other than from a financial or insurance business), dividends, certain oil and gas revenues, real property rents, gains from the sale or other disposition of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income, that partnership generally will be taxable as a corporation under Section 7704 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) for U.S. federal income tax purposes for that taxable year and all subsequent years. We believe that in all prior years of our existence at least 90% of our gross income was qualifying income and we intend to structure our business in a manner such that at least 90% of our gross income will constitute qualifying income this year and in the future. However, there can be no assurance that such structuring will be effective in all events to avoid the receipt of more than 10% of non-qualifying income. In addition, if we register under the Investment Company Act, we would be treated as a corporation for U.S. federal income tax purposes. To meet the qualifying income test we may structure transactions in a manner which is less advantageous than if this were not a consideration, or we may avoid otherwise economically desirable transactions. We have not requested and do not plan to request a ruling from the IRS with respect to our treatment as a partnership for U.S. federal income tax purposes.

If we were treated as a corporation for U.S. federal income tax purposes, then we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay additional state income tax at varying rates. Distributions would generally be taxed again to unitholders as corporate distributions and none of our income, gains, losses, deductions or credits would flow through to our unitholders for U.S. federal income tax purposes. Because a tax would be imposed upon us as a corporation, cash available for distribution to our unitholders would be substantially reduced. Treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to unitholders and thus would likely result in a substantial reduction in the value of our depositary units.

Current law may change so as to cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation.

The tax treatment of publicly traded partnerships or an investment in our depositary units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including Icahn Enterprises, or an investment in our depositary units may be modified by administrative, legislative or judicial interpretation at any time. Any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively. Moreover, any such modification could make it more difficult or impossible for us to meet the exception which allows publicly traded partnerships that generate qualifying income to be treated as partnerships (rather than corporations) for U.S. federal income tax purposes, affect or cause us to change our business activities, or affect the tax consequences of an investment in our depositary units. For example, legislation proposed by members of Congress and the President has considered substantive changes to the definition of qualifying income. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our depositary units.

If the IRS contests any of the federal income tax positions we take, the market for our units may be adversely affected, and the costs of any contest will reduce our cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our units and the price at which they trade. In addition, the costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

Tax gain or loss on the disposition of our depositary units could be more or less than expected.

If our unitholders sell their depositary units, they will recognize a gain or loss for income tax purposes equal to the difference between the amount realized and their tax basis in those units. Prior distributions from us in excess of cumulative net taxable income for a depositary unit that decreased the unitholder’s tax basis in that depositary unit, will, in effect, become taxable income if the depositary unit is sold at a price greater than the selling unitholder’s tax basis in that depositary unit, even if the price received is less than such unitholder’s original cost. A portion of the amount realized, whether or not representing gain, may be ordinary income to the selling unitholder to the extent attributable to assets giving rise to depreciation recapture or other unrealized receivables (such as, for example, accrued but untaxed market discount on securities held by us) or to inventory items owned by us. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, a unitholder who sells depositary units may incur a tax liability in excess of the amount of cash received from the sale.

Tax-exempt entities and non-United States persons face unique tax issues from owning units that may result in adverse tax consequences to them.

Investment in units by tax-exempt entities, such as individual retirement accounts (known as IRAs), pension plans, and non-U.S. persons raises issues unique to them. For example, some portion of our income allocated to organizations exempt from federal income tax will likely be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income. If a potential unitholder is a tax-exempt entity or a non-U.S. person, it should consult its tax advisor before investing in our units.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for U.S. federal income tax purposes.

We will be considered to have terminated for U.S. federal income tax purposes if there are one or more transfers of interests in our partnership that together represent a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple transfers of the same interests within a twelve month period will be counted only once.

Our termination would, among other things, result in the closing of our taxable year for all unitholders which would result in us filing two tax returns for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for U.S. federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections, and if we were to fail to recognize and report on our tax return that a termination occurred, we could be subject to penalties.

Our unitholders likely will be subject to state and local taxes and return filing or withholding requirements in states in which they do not live as a result of investing in our units.

In addition to U.S. federal income taxes, our unitholders will likely be subject to other taxes, such as state and local income taxes, unincorporated business taxes and estate, inheritance, or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. Our unitholders may be required to file state and local income tax returns and pay state and local income taxes in certain of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We own property and conduct business in Connecticut, Florida, Georgia, Illinois, Indiana, Louisiana, Massachusetts, New Hampshire, New York, Ohio, Oregon, Pennsylvania, Rhode Island and Wisconsin.] It is each unitholder’s responsibility to file all U.S. federal, state and local tax returns. Our counsel has not rendered an opinion on the state and local tax consequences of an investment in our units.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units based upon the ownership of our units at the close of business on the last day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units based upon the ownership of our units at the close of business on the last day of each month, instead of on the basis of the date a particular unit is transferred. The U.S. Treasury Department issued proposed Treasury regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. If the IRS were to challenge this method or new Treasury regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders.

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of the loaned units, such unitholder may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Our counsel has not rendered an opinion regarding the treatment of a unitholder where units are loaned to a short seller to cover a short sale of units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $      million (or approximately $      million if the underwriter exercises its option to purchase additional depositary units in full).

We intend to use the net proceeds from the offering and from the underwriter’s exercise of its option to purchase additional depositary units, if any, for general partnership purposes, which may include investments in our operating subsidiaries and potential acquisitions, in accordance with our investment strategy.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2012:

■	on an actual basis;
■	on an adjusted basis to give effect to the consummation of this offering.

You should read our financial statements and notes that are incorporated by reference into the accompanying prospectus for additional information regarding us.

	As of September 30, 2012
	Actual	As Adjusted
	(in millions)	(unaudited)
Cash and cash equivalents	$3,140	$
Total debt	8,422
Equity:
Limited partners	5,016
General partner	(241)
Equity attributable to Icahn Enterprises	4,775
Equity attributable to non-controlling interests	5,023
Total partners’ capital	9,798
Total capitalization	$18,220	$

PRICE RANGE OF DEPOSITARY UNITS AND DISTRIBUTIONS

Our depositary units are traded on The NASDAQ Global Select Market (“NASDAQ”) under the symbol “IEP.” The range of high and low sales prices for the depositary units on the NASDAQ Composite Tape for each quarter during 2011, 2012 and the first quarter of 2013 through February 28, 2013 are as follows:

	Price Ranges
	High	Low
Fiscal Year Ended December 31, 2011
First Quarter	$42.51	$34.92
Second Quarter	46.45	38.02
Third Quarter	46.39	35.99
Fourth Quarter	43.93	35.60
Fiscal Year Ended December 31, 2012
First Quarter	$42.53	$35.83
Second Quarter	48.64	39.22
Third Quarter	41.85	37.61
Fourth Quarter	44.70	37.86
Fiscal Year Ended December 31, 2013
First Quarter (through February 28, 2013)	$87.99	$45.75

As of December 31, 2012, there were 11,437 record holders of our depositary units.

Distributions

During fiscal year 2012, we paid four quarterly cash distributions comprising of $0.10 per depositary unit.

On February 10, 2013, the board of directors of Icahn Enterprises GP declared a quarterly distribution of $1.00 per depositary unit, payable in cash or additional depositary units. The distribution will be paid on or about April 15, 2013 to depositary unitholders of record at the close of business on February 21, 2013. The cut-off date for brokers or nominees to advise our transfer agent, Registrar and Transfer Company, of their payment election is March 14, 2013. We will calculate the depositary units to be distributed to depositary unitholders based on the 20 trading day volume weighted average price of our depositary units immediately following the cut-off date. To the extent that the aggregate units to be distributed to any holder would include a fraction of a unit, that fractional unit will be settled in cash.

The declaration and payment of distributions is reviewed quarterly by Icahn Enterprises GP’s board of directors based upon a review of our balance sheet and cash flow, the ratio of current assets to current liabilities, our expected capital and liquidity requirements, the provisions of our partnership agreement and provisions in our financing arrangements governing distributions, and keeping in mind that limited partners subject to U.S. federal income tax have recognized income on our earnings even if they do not receive distributions that could be used to satisfy any resulting tax obligations. The payment of future distributions will be determined by the board of directors quarterly, based upon the factors described above and other factors that it deems relevant at the time that declaration of a distribution is considered. Payments of distributions are subject to certain restrictions. There can be no assurance as to whether or in what amounts any future distributions might be paid.

As of December 31, 2012, there were 104,850,813 depositary units outstanding. Each depositary unitholder will be taxed on the unitholder’s allocable share of our taxable income and gains.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section is a summary of the material U.S. federal income tax considerations that may be relevant to prospective holders of our depositary units. The following portion of this section and the opinion of Proskauer Rose LLP, our tax counsel, that is set out herein are based upon the Internal Revenue Code, regulations thereunder and current administrative rulings and court decisions, all of which are subject to change possibly with retroactive effect. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below.

No attempt has been made in the following discussion to comment on all U.S. federal income tax matters affecting us or the holders of our depositary units. Moreover, the discussion focuses on holders of our depositary units who are individuals and who are citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other holders of our depositary units subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, U.S. expatriates, individual retirement accounts, REITs (real estate investment trusts), RICs (regulated investment companies) or persons holding our depositary units as part of a hedge, straddle or other risk reduction or constructive sale transaction. The discussion also applies only to holders that hold our depositary units as “capital assets” (generally, for investment) as defined in the Internal Revenue Code. Accordingly, each prospective holder of our depositary units should consult, and should depend on, its own tax advisor in analyzing the U.S. federal, state, local and foreign tax and other tax consequences of the purchase, ownership or disposition of depositary units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Proskauer Rose LLP and are based on the accuracy of the representations made by us.

For reasons described below, Proskauer Rose LLP has not rendered an opinion with respect to the following specific U.S. federal income tax issues: (1) the treatment of a holder of our depositary units whose depositary units are loaned to a short seller to cover a short sale of depositary units (please read “— Tax Treatment of Holders of Our Depositary Units — Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Depositary Units — Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Treatment of Holders of Our Depositary Units — Section 754 Election”).

Partnership Status

An entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its share of the items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether distributions are made to such partner by the partnership. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner’s tax basis in its partner interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income,” as described in clause (d) below. Qualifying income includes interest (other than from a financial or insurance business), dividends, certain oil and gas revenues, real property rents, gains from the sale or other disposition of real property, and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. Based upon and subject to estimates and factual representations made by us and our general partner and a review of the applicable legal authorities, Proskauer Rose LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time. If we fail to meet this qualifying income exception in any taxable year, other than a failure that is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery (in which case, the IRS may also require us to make adjustments with respect to our holders of our depositary units or pay other amounts), we will be treated as if we transferred all of our assets (subject to liabilities) to a newly formed corporation, on the first day of such taxable year in return for stock in that corporation, and as though we then distributed that stock to our partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to our partners and to us, so long as we do not have liabilities at that time in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

No ruling has been or will be sought from the IRS, and the IRS has made no determination as to our status for U.S. federal income tax purposes. Instead, we rely on the opinion of Proskauer Rose LLP on such matters. It is the opinion of Proskauer Rose LLP that, based upon the Code, its regulations and published revenue rulings, the court decisions and certain assumptions and representations made by us, that, as of the date hereof, each of Icahn Enterprises and the Operating Partnership will be classified as a partnership for U.S. federal income tax purposes, provided that:

(a)	neither we nor the Operating Partnership has elected or will elect to be treated as a corporation;
(b)	we and the Operating Partnership have been and will be operated in accordance with (i) all applicable partnership statutes and (ii) the Partnership Agreement or the Operating Partnership Agreement (whichever is applicable);
(c)	we have not at any time engaged in the business of writing insurance or annuity contracts or the reinsuring of risks underwritten by insurance companies, nor have we conducted any banking activities; and
(d)	for each of our taxable years from and after our formation, more than 90% of our gross income has been and will be income of a character that Proskauer Rose LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

Icahn Enterprises believes that such assumptions have been true in the past and expects that such assumptions will be true in the future.

An opinion of counsel represents only that particular counsel’s best legal judgment, is based upon certain assumptions and representations made by us and does not bind the IRS or the courts. No assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the depositary units and the prices at which depositary units trade even if we prevail. In addition, our costs of any contest with the IRS will be borne indirectly by our holders of our depositary units and our general partner because the costs will reduce our cash available for distribution.

If we or the Operating Partnership were treated as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to holders of our depositary units, and our net income would be taxed at corporate rates. In addition, if we were treated as a corporation, any distribution we made to a holder of our depositary units would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, and then, in the absence of earnings and profits, such distributions would be treated as a nontaxable return of capital, to the extent of the tax basis of the holder of depositary units in such holder’s depositary units, and would be treated as taxable capital gain after the tax basis of the holder of depositary units in the depositary units is reduced to zero. Accordingly, treatment of either us or the Operating Partnership as a corporation would result in a material reduction in the cash flow and after-tax return of a holder of our depositary units and thus would likely result in a substantial reduction of the value of the depositary units.

The discussion below is based on our counsel’s opinion that Icahn Enterprises will be classified as a partnership for U.S. federal income tax purposes.

Tax Treatment of Holders of Our Depositary Units

Partner Status

Holders of our depositary units who have become our limited partners will be treated as our partners for U.S. federal income tax purposes. Also, holders of our depositary units whose depositary units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of the rights attendant to the ownership of their depositary units will be treated as our partners for U.S. federal income tax purposes.

An owner of depositary units whose depositary units have been transferred to a short seller to complete a short sale would appear to lose its status as a partner with respect to such depositary units for U.S. federal income tax purposes and may recognize gain or loss on such transfer. Please read “— Treatment of Short Sales” below.

No part of our income, gain, deductions or losses is reportable by a holder of our depositary units who is not a partner for U.S. federal income tax purposes, and any distributions received by such a holder of our depositary units should therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding our depositary units.

In the following portion of this section titled “Tax Treatment of Holders of Our Depositary Units,” the word “unitholder” refers to a holder of our depositary units who is one of our partners.

Flow-Through of Taxable Income

Subject to the discussion below under “— Entity-Level Collections,” we will not pay any U.S. federal income tax. Instead, each unitholder will be required to report on its income tax return its share of our income, gains, losses and deductions without regard to whether we make cash distributions to such unitholder. Consequently, we may allocate income to a unitholder even if it has not received a cash distribution. Each unitholder will be required to include in income its allocable share of our income, gains, losses and deductions for our taxable year ending with or within its taxable year.

Treatment of Distributions by Icahn Enterprises

Our distributions to a unitholder generally will not be taxable to it for U.S. federal income tax purposes to the extent of the tax basis it has in its depositary units immediately before the distribution. Our distributions in excess of a unitholder’s tax basis generally will be gain from the sale or exchange of the depositary units, taxable in accordance with the rules described under “Disposition of Depositary Units — Recognition of Gain or Loss” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss (“nonrecourse liabilities”) will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, such unitholder must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Icahn Enterprises’ Losses” below.

A decrease in a unitholder’s percentage interest in us because of our issuance of additional depositary units (including as a result of any election by other unitholders to receive distributions from us in the form of additional depositary units rather than cash) will decrease such unitholder’s share of nonrecourse liabilities, if any, and thus will result in a corresponding deemed distribution of cash to such unitholder. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder if such distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code (collectively, “Section 751 assets”). In that event, the unitholder will be treated as having received as a distribution the portion of the Section 751 assets that used to be allocated to such partner and as having exchanged such portion of our assets with us in return for the non-pro rata portion of the actual distribution made to it. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder’s tax basis for the share of such Section 751 assets deemed relinquished in the exchange.

Basis of Depositary Units

A unitholder’s initial tax basis in its depositary units will be the amount paid for the units increased by the unitholder’s share of our nonrecourse liabilities. That basis will be increased by its share of our income and by any increase in its share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by its share of our distributions, by its share of our losses, by any decrease in its share of our nonrecourse liabilities and by its share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized.

Although the tax treatment of a unitholder’s election to receive a distribution in the form of additional depositary units is not completely clear, we intend to treat such unitholder as having received the applicable distribution in cash and immediately contributing such amount to us in exchange for additional depositary units. The deemed distribution and corresponding investment will not, in and of themselves, have any net effect on the basis of such unitholder’s depositary units. This is the case even though such unitholder’s basis would be reduced by the amount of the distribution, because such unitholder’s basis would be increased by an equal amount as a result of the corresponding reinvestment. Such unitholder’s share of our nonrecourse liabilities — which are also included in such unitholder’s basis — could increase relative to those unitholders who do not elect to receive such distribution in the form of additional depositary units, however, because such unitholder’s relative ownership interest in us would be deemed to have increased. The unitholder may elect to use the actual holding period in the additional depositary units, which will begin on the date of distribution of such depositary units. Please see “Disposition of Depositary Units — Recognition of Gain or Loss” for more information.

Limitations on Deductibility of Icahn Enterprises’ Losses

The deduction by a unitholder of that unitholder’s share of our losses will be limited to the amount of that unitholder’s tax basis in the depositary units and, in the case of an individual unitholder, estate, trust or certain closely-held corporate unitholders (i.e., if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that amount is less than the unitholder’s tax basis. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that our distributions cause the unitholder’s at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder’s at-risk amount is subsequently increased, provided such losses do not exceed such unitholder’s tax basis in its units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the unitholder’s tax basis in the unitholder’s depositary units, excluding any portion of that basis attributable to the unitholder’s share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money the unitholder borrows to acquire or hold the unitholder’s depositary units if the lender of such borrowed funds owns an interest in us, is related to such a person or can look only to depositary units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s depositary units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the unitholder’s share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts, certain closely-held corporations and personal service corporations can deduct losses from passive activities, which include any trade or business activity in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. Moreover, the passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses generated by us will only be available to our partners who are subject to the passive loss rules to offset future passive income generated by us and, in particular, will not be available to offset income from other passive activities, investments or salary. Passive losses that are not deductible because they exceed a unitholder’s share of our income may be deducted in full when the unitholder disposes of the unitholder’s entire investment in us in a fully taxable transaction to an unrelated party, such as a sale by the unitholder of all of its units in the open market. The passive activity loss rules are applied after other applicable limitations on deductions such as the at-risk rules and the basis limitation.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of such taxpayer’s “net investment income.” Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) our interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a depositary unit.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include capital gains or qualified dividend income. The IRS has indicated that any net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders for purposes of the investment interest deduction limitation. In addition, a unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any U.S. federal, state or local income tax on behalf of any partner, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. Any payment that we make as described above could give rise to an overpayment of tax on behalf of an individual unitholder, in which event the unitholder could be required to file a tax return or a claim for refund in order to obtain a credit or refund of that tax.

Allocation of Partnership Income, Gain, Loss and Deduction

For U.S. federal income tax purposes, a unitholder’s allocable share of our items of income, gain, loss, deduction or credit will be governed by the Partnership Agreement if such allocations have “substantial economic effect” or are determined to be in accordance with a unitholder’s partner interest. Our items of income, gain, loss and deduction generally are allocated among the general partner and the unitholders in accordance with their respective percentage interests in us, subject to Section 704(c) of the Internal Revenue Code. We believe that for U.S. federal income tax purposes, subject to the issues described below in “— Section 754 Election” and “— Disposition of Depositary Units — Allocations Between Transferors and Transferees,” such allocations will have substantial economic effect or be in accordance with your partner interest. If the IRS successfully challenges the allocations made pursuant to the limited partnership agreement, the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in the limited partnership agreement.

Certain items of our income, gain, loss or deduction will be allocated as required or permitted by Section 704(c) of the Internal Revenue Code to account for any difference between the tax basis and fair market value of property heretofore contributed to us. Allocations may also be made to account for the difference between the fair market value of our assets and their tax basis at the time of any offering made pursuant to this prospectus supplement.

In addition, certain items of recapture income which we recognize on the sale of any of our assets will be allocated to the extent provided in regulations which generally require such depreciation recapture to be allocated to the partner who (or whose predecessor in interest) was allocated the deduction giving rise to the treatment of such gain as recapture income.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

■	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;
■	any cash distributions received by the unitholder as to those units would be fully taxable; and
■	all of these distributions would appear to be ordinary income.

Proskauer Rose LLP has not rendered an opinion regarding the tax treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. Please also read “— Disposition of Depositary Units — Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account its share of our items of income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult their own tax advisors as to the impact of an investment in depositary units on their liability for the alternative minimum tax.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than 12 months) of individuals is 20%. These rates are subject to change by new legislation at any time.

Certain net investment income earned by U.S. citizens and resident aliens and certain estates and trusts for taxable years beginning after December 31, 2012 is also subject to a 3.8% Medicare tax. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We have made the election permitted by Section 754 of the Internal Revenue Code, which permits us to adjust the tax basis of our assets as to each purchaser of our depositary units pursuant to Section 743(b) of the Internal Revenue Code to reflect the purchaser’s purchase price. The Section 743(b) adjustment is intended to provide a purchaser with the equivalent of an adjusted tax basis in the purchaser’s share of our assets equal to the value of such share that is indicated by the amount that the purchaser paid for the depositary units.

A Section 754 election is advantageous if the transferee’s tax basis in the transferee’s depositary units is higher than such depositary units’ share of the aggregate tax basis of our assets immediately prior to the transfer because the transferee would have, as a result of the election, a higher tax basis in the transferee’s share of our assets. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in the transferee’s depositary units is lower than such depositary units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the depositary units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. The Section 754 election is irrevocable without the consent of the IRS.

The calculations involved in the Section 754 election are complex and are made by us on the basis of certain assumptions as to the value of our assets and other matters. There is no assurance that the determinations made by us will prevail if challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Moreover, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of any property contributed to us consistent with the methods employed by other publicly traded partnerships and the Treasury regulations under Section 743, but this method is arguably inconsistent with Treasury Regulation 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Due to these simplifying assumptions and the particular methods we have chosen, the IRS could seek to reallocate some or all of any Section 743(b) adjustments we make to the basis of certain assets. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss and deduction for our taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss, and deduction in income for its taxable year, with the result that such unitholder will be required to include in its taxable income for its taxable year its share of more than twelve months of our income, gain, loss, and deduction. Please read “— Disposition of Depositary Units — Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation, Amortization and Certain Nondeductible Items

We use the adjusted tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and gain or loss on any disposition of such assets. If we dispose of depreciable property, all or a portion of any gain may be subject to the recapture rules and taxed as ordinary income rather than capital gain. The U.S. federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering (such as this units offering) will be borne by our partners holding interests in us prior to such offering. Please read “— Tax Treatment of Holders of our Depositary Units — Allocations of Partnership Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

The costs incurred in promoting the issuance of depositary units (i.e., syndication expenses) must be capitalized and cannot be deducted by us currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized, but underwriters’ discounts and commissions are treated as syndication costs.

Valuation of Icahn Enterprises’ Property and Basis of Properties

The U.S. federal income tax consequences of the ownership and disposition of depositary units will depend in part on our estimates of the fair market values and our determinations of the adjusted tax basis of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the fair market value estimates ourselves. These estimates and determinations are subject to challenge and will not be binding on the IRS or the courts. If such estimates or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by holders of our depositary units might change, and holders of our depositary units might be required to adjust their tax liability for prior years.

Disposition of Depositary Units

Recognition of Gain or Loss

A unitholder will recognize gain or loss on a sale of depositary units equal to the difference between the amount realized and the unitholder’s tax basis in the depositary units sold. A unitholder’s amount realized is measured by the sum of the cash and the fair market value of other property received plus the unitholder’s share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of depositary units could result in a tax liability in excess of any cash received from such sale.

Prior distributions from us in excess of cumulative net taxable income for a depositary unit that decreased a unitholder’s tax basis in that depositary unit will, in effect, become taxable income if the depositary unit is sold at a price greater than the unitholder’s tax basis in that depositary unit, even if the price received is less than such unitholder’s original cost.

Gain or loss recognized by a unitholder, other than a “dealer” in depositary units, on the sale or exchange of a depositary unit will generally be a capital gain or loss. Capital gain recognized on the sale of depositary units held for more than one year will generally be taxed at a maximum rate of 20%. In addition, all or a portion of the gain realized by a unitholder on the sale or exchange of a unit, regardless of whether the unit was held for more than twelve months, will generally be subject to a 3.8% Medicare tax. Please read “— Tax Treatment of Holders of our Depositary Units — Tax Rates.” A portion of this gain or loss (which could be substantial), however, will be separately computed and will be classified as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other unrealized receivables or to inventory items owned by us. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the depositary units and will be recognized even if there is a net taxable loss realized on the sale of the depositary units. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of depositary units. Net capital loss may offset no more than $3,000 ($1,500 in the case of a married individual filing a separate return) of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold based upon relative fair market values. If this ruling is applicable to the holders of depositary units, a unitholder will be unable to select high or low basis depositary units to sell as would be the case with corporate stock. Thus, the ruling may result in an acceleration of gain or a deferral of loss on a sale of a portion of a unitholder’s depositary units. It is not entirely clear that the ruling applies to us because, similar to corporate stock, our interests are evidenced by separate certificates. Accordingly, counsel is unable to opine as to the effect such ruling will have on the holders of our depositary units. On the other hand, a selling unitholder who can identify depositary units transferred with an ascertainable holding period may elect to use the actual holding period of the depositary units transferred. A unitholder electing to use the actual holding period of depositary units transferred must consistently use that identification method for all later sales or exchanges of depositary units.

Specific provisions of the Code affect the taxation of some financial products and securities, including partner interests, by treating a taxpayer as having sold an “appreciated” partner interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

■	a short sale;
■	an offsetting notional principal contract; or
■	a futures or forward contract with respect to the partner interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract, or a futures or forward contract with respect to the partner interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partner interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations between Transferors and Transferees

In general, we prorate our items of income, gain, loss and deduction between transferors and transferees of our depositary units based upon the ownership of our depositary units at the close of business on the last day of each month, instead of on the basis of the date a particular unit is transferred. As a result, a unitholder transferring depositary units in the open market may not be allocated income, gain, loss and deduction even if it was accrued prior to the date of transfer.

The Department of the Treasury has issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee holders of its depositary units, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are subject to change until final Treasury Regulations are issued. Accordingly, Proskauer Rose LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee holders of our depositary units. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the holders of our depositary units. We are authorized to revise our method of allocation between transferor and transferee holders of our depositary units, as well as holders of our depositary units whose interests vary during a taxable year, as we deem necessary, but only to the extent permitted under the Code and the Treasury Regulations.

Notification Requirements

A unitholder who sells or exchanges depositary units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a depositary unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that set forth the amount of the consideration paid or received for the depositary unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties. Because we have made an election under Section 754 of the Internal Revenue Code, a purchaser of an interest in us, or its broker, is required to notify us of the transfer of such interest and we are required to include a statement with our partnership return for the taxable year in which we receive notice of the transfer, setting forth the name and taxpayer identification number of the transferee, the computation of any Section 743(b) basis adjustment and the allocation of such adjustment among the properties.

Constructive Termination

We will be considered terminated if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Any such termination would, among other things, result in the closing of our taxable year for all holders of our depositary units. In the case of a unitholder reporting on a taxable year that does not end with our taxable year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in that unitholder’s taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns for one fiscal year and the cost of preparing these returns will be borne by all holders of our depositary units. However, pursuant to an IRS relief procedure, the IRS may allow, among other things, a constructively terminated partnership to provide a single Schedule K-1 to each unitholder for the calendar year in which a termination occurs. New tax elections required to be made by us, including a new election under Section 754 of the Internal Revenue Code, must be made subsequent to a termination and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.

Uniformity of Depositary Units

Because we cannot match transferors and transferees of our depositary units, we must maintain uniformity of the economic and tax characteristics of our depositary units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of U.S. federal income tax requirements, both statutory and regulatory. For example, a lack of uniformity could result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of our depositary units.

Tax-Exempt Organizations and Certain Other Investors

Ownership of depositary units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income (“UBTI”). Most types of passive investment income (such as dividends, interest, royalties, certain rents, and gains from the sale or other disposition of a capital asset) are excluded from UBTI. If, however, we invest in an entity that is tax-transparent for U.S. federal income tax purposes and such tax-transparent entity is engaged in a trade or business, our allocable share of any business income of that tax transparent entity will constitute UBTI. Tax-exempt organizations that own depositary units will be subject to tax on their allocable shares of our income that would be UBTI if realized directly by such tax-exempt organizations. Moreover, a tax-exempt owner of depositary units could be treated as earning UBTI to the extent that we derive income from “debt-financed property,” or if the ownership of depositary units itself is debt financed. Debt-financed property means property held to produce income with respect to which there is “acquisition indebtedness” (that is, indebtedness incurred in acquiring or holding property). It is likely that some portion of the taxable income derived by any tax-exempt organizations that own depositary units will be UBTI, and thus will be taxable to such unitholders.

Non-resident aliens and foreign corporations, foreign trusts or estates which hold depositary units will be considered to be engaged in business in the United States on account of ownership of depositary units. As a consequence they will be required to file U.S. federal income tax returns in respect of their share of our income, gain, loss or deduction and pay U.S. federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership’s income which is effectively connected with the conduct of a United States trade or business and which is allocable to its foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly traded partnerships, distributions to non-U.S. holders of our depositary units are subject to withholding at the highest marginal effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to the applicable withholding agent on the appropriate Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

Because a foreign corporation that owns depositary units will be treated as engaged in a United States trade or business, such a corporation will also be subject to United States branch profits tax at a rate of 30% (or any applicable lower treaty rate) of the portion of any reduction in the foreign corporation’s “U.S. net equity,” which is the result of our activities. In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

In a published ruling, the IRS has taken the position that gain realized by a foreign unitholder who sells or otherwise disposes of a limited partnership unit will be treated as effectively connected with a United States trade or business of the foreign unitholder, and thus subject to U.S. federal income tax, to the extent that such gain is attributable to appreciated personal property used by the limited partnership in a United States trade or business. Moreover, a foreign unitholder is subject to U.S. federal income tax on gain realized on the sale or disposition of a depositary unit to the extent that such gain is attributable to appreciated United States real property interests; however, a foreign unitholder will not be subject to U.S. federal income tax under this rule unless such foreign unitholder has owned more than 5% in value of our depositary units at any time during the five-year period ending on the date of the sale or disposition, provided the depositary units are regularly traded on an established securities market at the time of the sale or disposition. Our depositary units are currently treated as regularly traded on an established securities market for this purpose.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, certain tax information, including a Schedule K-1 that sets forth such unitholder’s share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions. We cannot assure prospective holders of our depositary units that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the depositary units.

The IRS may audit our U.S. federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of U.S. federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the “tax matters partner” for these purposes. Our Partnership Agreement appoints our general partner as our tax matters partner.

The tax matters partner will make certain elections on our behalf and on behalf of the holders of our depositary units and can extend the statute of limitations for assessment of tax deficiencies against holders of our depositary units with respect to items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the tax matters partner. The tax matters partner may seek judicial review, by which all of the holders of our depositary units are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by holders of our depositary units having in the aggregate at least a 5% interest in our profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on such unitholder’s U.S. federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us the following information: (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of depositary units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on depositary units that they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the depositary units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, “substantial authority” or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return.

More stringent rules, which increase penalties and extend the statutes of limitations, apply to “tax shelters,” a term that in this context does not appear to include us, “listed transactions,” and “reportable transactions with a significant tax avoidance purpose.” We do not anticipate participating in “listed transactions” or “reportable transactions with a significant tax avoidance purpose.” However, if any item of our income, gain, loss or deduction included as a share of our income by a unitholder might result in such an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for holders of our depositary units to make adequate disclosure on their returns to avoid liability for this penalty.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. Investors should consult their own tax advisors concerning any possible accuracy-related penalties with respect to their investment and should be aware that we and our material advisors intend to comply with the disclosure requirements.

In addition, the 20% accuracy-related penalty also applies to any portion of underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions. Although we do not intend to engage in such transactions, it is possible that the IRS could assert that certain of transactions we engage in, either directly or through flow through entities treated as transparent for U.S. federal income tax purposes, lack economic substance.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly our holders of our depositary units) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts of at least $2 million in any single year, or $4 million in any combination of 6 successive tax years. Our participation in a reportable transaction could increase the likelihood that our U.S. federal income tax information return (and possibly the tax returns of our holders of our depositary units) would be audited by the IRS. Please read “— Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, a unitholder may be subject to the following additional consequences:

■	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties”;
■	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and
■	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Withholding on Payments to Certain Foreign Entities

Sections 1471 through 1474 of the Code (referred to as “FATCA”) generally will impose a withholding tax of 30% on certain gross amounts of income not effectively connected with a U.S. trade or business paid to certain “foreign financial institutions” and certain other “non-financial foreign entities,” unless various information reporting requirements are satisfied. Amounts subject to withholding under these rules generally include gross U.S.-source dividend and interest income paid on or after January 1, 2014, gross proceeds from the sale of property that produces U.S.-source dividend or interest income paid on or after January 1, 2017, and certain other payments made by “participating” foreign financial institutions to “recalcitrant account holders” on or after January 1, 2017 (so-called “foreign pass thru payments”). Certain foreign unitholders will be required to enter into an agreement with the IRS and disclose certain information regarding their beneficial owners to the IRS. If such foreign unitholders fail to provide such information or to enter into such an agreement with the IRS as required under FATCA, it is possible that we could be required to impose a withholding tax of 30% on certain payments made to such foreign unitholders.

Although the application of these new rules to a sale or other disposal of a depositary unit is unclear, and strong arguments exist to the contrary, it is possible that the gross proceeds of the sale or other disposal of a depositary unit will be subject to tax under FATCA if such proceeds are treated as an indirect disposal of the foreign unitholder’s interest in assets that can produce U.S. source interest or dividends, unless the selling foreign unitholder provides appropriate reporting information. Investors are encouraged to consult their own tax advisors regarding the potential impact of FATCA on a foreign unitholder’s investment in our depositary units.

Legislative Developments

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our depositary units may be modified by legislative, judicial or administrative changes and differing interpretations thereof at any time. For example, the Obama Administration and members of Congress have considered substantive changes to the existing U.S. federal income tax laws that would affect the tax treatment of, or impose additional administrative requirements on, publicly traded partnerships. It is possible that these legislative efforts could result in changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our units.

State, Local and Other Tax Considerations

In addition to U.S. federal income taxes, a unitholder will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which such unitholder resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on such unitholder’s investment in us. We currently conduct business in multiple states. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In certain states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require that we, or we may elect to, withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Our withholding of an amount, which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Any amount that is withheld will be treated as distributed to holders of our depositary units. See “— Tax Treatment of Holders of Our Depositary Units — Entity-Level Collections” above. Based on current law and our estimate of future operations, we anticipate that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences of such unitholder’s investment in us under the laws of pertinent states and localities. Accordingly, each prospective unitholder should consult, and must depend upon, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of such unitholder. Proskauer Rose LLP has not rendered an opinion on the state or local tax consequences of an investment in us.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated            , 2013, between us and Jefferies & Company, Inc., as underwriter, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us, all depositary units offered by this prospectus supplement.

The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions precedent such as the receipt by the underwriter of officers’ certificates and legal opinions and approval of certain legal matters by its counsel. The underwriting agreement provides that the underwriter will purchase all of the depositary units if any of them are purchased. We have agreed to indemnify the underwriter and certain of its controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make in respect of those liabilities.

The underwriter has advised us that, following the completion of this offering, it currently intends to make a market in the depositary units as permitted by applicable laws and regulations. However, the underwriter is not obligated to do so, and the underwriter may discontinue any market-making activities at any time without notice in its sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the depositary units, that you will be able to sell any of the depositary units held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriter is offering the depositary units subject to its acceptance of the depositary units from us and subject to prior sale. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commission and Expenses

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriter and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional depositary units.

	Per Depositary Unit		Total
	Without Option to Purchase Additional Depositary Units	With Option to Purchase Additional Depositary Units	Without Option to Purchase Additional Depositary Units	With Option to Purchase Additional Depositary Units
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $         .

Listing

Our depositary units have been approved for listing on The NASDAQ Global Select Market under the trading symbol “IEP.”

Stamp Taxes

If you purchase depositary units offered in this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement.

Option to Purchase Additional Depositary Units

We have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus supplement, to purchase, from time to time, in whole or in part, up to an aggregate of     depositary units from us at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions.

No Sales of Similar Securities

We, our executive officers, directors, our general partner and Mr. Icahn and his affiliates have agreed, subject to specified exceptions, not to directly or indirectly:

■	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or
■	otherwise dispose of any depositary units, options or warrants to acquire depositary units, or securities exchangeable or exercisable for or convertible into depositary units currently or hereafter owned either of record or beneficially, or
■	publicly announce an intention to do any of the foregoing for a period of 65 days after the date of this prospectus supplement without the prior written consent of Jefferies & Company, Inc.

This restriction terminates after the close of trading of the depositary units on and including the 65th day after the date of this prospectus supplement. However, subject to certain exceptions, in the event that either:

■	during the last 17 days of the 65-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or
■	prior to the expiration of the 65-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 65-day restricted period,

then in either case the expiration of the 65-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc. waives, in writing, such an extension.

Jefferies & Company, Inc. may, in its sole discretion and at any time or from time to time before the termination of the 65-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriter and any of our unit holders who will execute a lock-up agreement, providing consent to the sale of units prior to the expiration of the lock-up period.

Stabilization

The underwriter has advised us that it, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the depositary units at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional depositary units in this offering. The underwriter may close out any covered short position by either exercising its option to purchase additional depositary units or purchasing depositary units in the open market. In determining the source of depositary units to close out the covered short position, the underwriter will consider, among other things, the price of depositary units available for purchase in the open market as compared to the price at which it may purchase depositary units through the option to purchase additional depositary units.

“Naked” short sales are sales in excess of the option to purchase additional depositary units. The underwriter must close out any naked short position by purchasing depositary units in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the depositary units in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of depositary units on behalf of the underwriter for the purpose of fixing or maintaining the price of the depositary units. A syndicate covering transaction is the bid for or the purchase of depositary units on behalf of the underwriter to reduce a short position incurred by the underwriter in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our depositary units or preventing or retarding a decline in the market price of our depositary units. As a result, the price of our depositary units may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriter to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the depositary units originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the depositary units. The underwriter is not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriter may also engage in passive market making transactions in our depositary units on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our depositary units in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or through online services maintained by the underwriter or any of its affiliates. In this case, prospective investors may view offering terms online and may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of depositary units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriter’s web site and any information contained in any other web site maintained by the underwriter or any of its affiliates is not part of this prospectus supplement or the accompanying prospectus, has not been approved and/or endorsed by us or the underwriter and should not be relied upon by investors.

Other Activities and Relationships

The underwriter and certain of its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and certain of its affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriter and certain of its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriter or its affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriter and its affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the depositary units offered hereby. Any such short positions could adversely affect future trading prices of the depositary units offered hereby. The underwriter and certain of its affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, referred to as a “Relevant Member State”) an offer to the public of depositary units may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our depositary units may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity that is a qualified investor as defined in the Prospectus Directive;
(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriter for any such offer; or
(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our depositary units shall result in a requirement for the publication by us or the underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any depositary units in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any depositary units to be offered so as to enable an investor to decide to purchase any depositary units, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

The underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our depositary units in circumstances in which Section 21(1) of the FSMA does not apply to us; and
(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our depositary units in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

The depositary units may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to depositary units or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the issuer or the depositary units has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the depositary units will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of depositary units has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of depositary units.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with exempt offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The securities to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong

The depositary units may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the depositary units may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to depositary units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The depositary units offered in this supplement prospectus have not been and will not be registered under the Securities and Exchange Law of Japan. The underwriter has agreed that it will not offer or sell any depositary units, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to other for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except (i) pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the depositary units may not be circulated or distributed, nor may the depositary units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the depositary units are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

■	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
■	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the depositary units pursuant to an offer made under Section 275 of the SFA except
■	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;
■	where no consideration is or will be given for the transfer; or
■	where the transfer is by operation of law.

Notice to Prospective Investors in Australia

This prospectus supplement is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus supplement does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus supplement is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a wholesale client.

LEGAL MATTERS

The validity of the depositary units offered in this prospectus supplement will be passed upon for us by Proskauer Rose LLP, New York, New York. Certain legal matters in connection with the depositary units offered hereby will be passed upon for the underwriter by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated balance sheets of Icahn Enterprises L.P. as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2011 and the financial statement schedule, incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto. The report of Grant Thornton LLP and the report of the other auditors, Ernst & Young LLP, are incorporated by reference herein in reliance upon the authority of said firms as experts in accounting and auditing in giving said reports.

With respect to the unaudited interim financial information of Icahn Enterprises L.P. for the quarters ended September 30, 2012, June 30, 2012 and March 31, 2012 and their comparative 2011 periods, respectively, which are incorporated by reference in this prospectus and elsewhere in the registration statement, Grant Thornton LLP and the other auditors, Ernst & Young LLP and KPMG LLP (with respect to the quarters ended September 30, 2012 and June 30, 2012), have reported that they have applied limited procedures in accordance with professional standards for a review of such information. The respective reports of Grant Thornton LLP and the other auditors, Ernst & Young LLP and KPMG LLP, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their respective reports on such information should be restricted in light of the limited nature of the review procedures applied. In addition, Grant Thornton LLP and the other auditors, Ernst & Young LLP and KPMG LLP, are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their respective reports on the unaudited interim financial information because those reports are not a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of that Act.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy all or any portion of this information at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 after payment of fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like Icahn Enterprises, who file electronically with the SEC. The address of that site is www.sec.gov.

Our Internet website address is www.ieplp.com. This reference to our website is intended to be an inactive textual reference only. Our website and the information contained therein or connected thereto are not incorporated by reference into the prospectus.

Our depositary units are listed on The NASDAQ Global Select Market under the symbol “IEP.”

We have filed with the SEC a registration statement on Form S-3 to register the depositary units to be sold in connection with this prospectus supplement. As permitted by the rules and regulations of the SEC, this prospectus supplement and the accompany prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and the securities offered under this prospectus supplement, reference is made to the registration statement and the attached exhibits and schedules. Although required material information has been presented in this prospectus supplement, statements contained in this prospectus supplement as to the contents or provisions of any contract or other document referred to in this prospectus supplement may be summary in nature and in each instance reference is made to the copy of this contract or other document filed as an exhibit to the registration statement and each statement is qualified in all respects by this reference, including the exhibits and schedules filed therewith. You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the cover page of this prospectus supplement or the accompanying prospectus. Our business, financial condition, results of operations and prospectus may have changed since that date.

INCORPORATION OF INFORMATION FILED WITH THE SEC

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement from the date that we file that document, except for any information that is superseded by subsequent incorporated documents or by information that is contained directly in this prospectus supplement. This prospectus supplement incorporates by reference the documents set forth below that we have previously filed with the SEC and that are not delivered with this prospectus supplement. These documents contain important information about Icahn Enterprises and its financial condition.

■	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on March 12, 2012 (SEC File No. 001-09516);
■	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2012, June 30, 2012 and September 30, 2012 filed with the SEC on May 1, 2012, August 7, 2012 and November 7, 2012, respectively (SEC File No. 001-09516); and
■	Our Current Reports on Form 8-K or 8-K/A, filed with the SEC on January 17, 2012, February 6, 2012, March 13, 2012, March 22, 2012, April 23, 2012, May 7, 2012, July 9, 2012, July 12, 2012, July 27, 2012, August 23, 2012, August 28, 2012, September 7, 2012, October 1, 2012, October 29, 2012, December 3, 2012, December 20, 2012, January 29, 2013, February 6, 2013, February 11, 2013 and February 21, 2013 (SEC File No. 001-09516).

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information in those documents that is deemed by the rules of the SEC to be furnished and not filed) between the date of this prospectus supplement and the termination of the offering of securities under this prospectus supplement shall also be deemed to be incorporated herein by reference. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You may request a copy of these filings (not including the exhibits to such documents unless the exhibits are specifically incorporated by reference in the information contained in this prospectus), at no cost, by writing or telephoning us at the following address:

Icahn Enterprises L.P.
767 Fifth Avenue, Suite 4700
New York, New York 10153
Attn: Chief Financial Officer
Telephone requests may be directed to (212) 702-4300

PROSPECTUS

$1,000,000,000

ICAHN ENTERPRISES L.P.

ICAHN ENTERPRISES FINANCE CORP.

Depositary Units Representing Limited Partnership Interests
Preferred Units Representing Limited Partnership Interests
Debt Securities (including Guarantees of Non-Convertible Debt)
Warrants to Purchase Debt Securities,
Preferred Units or Depositary Units

We will provide the specific terms for each of these securities in supplements to this prospectus. You should read carefully this prospectus and any supplement before you invest.

Our depositary units are listed on the New York Stock Exchange under the symbol “IEP”.

This prospectus may not be used to complete sales of securities unless it is accompanied by a prospectus supplement.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 17, 2010.

ICAHN ENTERPRISES L.P.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell securities. The information in this document may only be accurate on the date of this document.

i

FORWARD-LOOKING INFORMATION

This prospectus and the information incorporated herein by reference contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, many of which are beyond our ability to control or predict. Forward-looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Icahn Enterprises L.P. and its subsidiaries. Among these risks and uncertainties are risks related to economic downturns, substantial competition and rising operating costs; risks related to our investment management activities, including the nature of the investments made by the private funds we manage, losses in the private funds and loss of key employees; risks related to our automotive activities, including exposure to adverse conditions in the automotive industry, and risks related to operations in foreign countries; risks related to our scrap metals activities, including potential environmental exposure; risks related to our real estate activities, including the extent of any tenant bankruptcies and insolvencies, and competition for residential and investment properties; risks related to our home fashion operations, including changes in the availability and price of raw materials, and changes in transportation costs and delivery times; risks related to our railcar operations, including risks related to the highly cyclical nature of the railcar industry and restricted credit markets; risks related to our food packaging operations, including risks related to safety; and other risks and uncertainties detailed from time to time in our filings with the SEC. These risks include those set forth in the section of this prospectus called “Risk Factors.”

Those risks are representative of factors that could affect the outcome of the forward-looking statements. These and the other factors discussed elsewhere in this prospectus and the documents incorporated by reference herein are not necessarily all of the important factors that cause our results to differ materially from those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which reflect our view only as of the respective dates of this prospectus and the documents incorporated herein by reference or other dates which are specified in those documents.

OUR COMPANY

Icahn Enterprises L.P., or Icahn Enterprises, is a master limited partnership formed in Delaware on February 17, 1987. We are a diversified holding company owning subsidiaries engaged in the following continuing operating businesses: Investment Management, Automotive, Metals, Real Estate, Home Fashion, Railcar and Food Packaging.

Our primary business strategy is to continually evaluate our existing operating businesses with a view to maximizing value for our depositary unitholders. We may also seek to acquire additional businesses that are distressed or in out-of-favor industries and will consider the divestiture of businesses from which we do not foresee adequate future cash flow or appreciation potential. In addition, we invest our available liquidity in debt and equity securities with a view to enhancing returns as we continue to assess further acquisitions of operating businesses.

Our general partner is Icahn Enterprises G.P. Inc., the general partner, or Icahn Enterprises GP, a Delaware corporation, which is indirectly wholly owned by Carl C. Icahn. We own our businesses and conduct our investment activities through a subsidiary limited partnership, Icahn Enterprises Holdings L.P., or Icahn Enterprises Holdings, in which we own a 99% limited partnership interest, and its subsidiaries. Icahn Enterprises GP also acts as the general partner for Icahn Enterprises Holdings. Icahn Enterprises GP has a 1% general partnership interest in each of us and Icahn Enterprises Holdings. As of April 9, 2010, affiliates of Mr. Icahn beneficially owned 77,343,160 units representing Icahn Enterprises limited partner interests, or the depositary units, representing approximately 92.3% of the outstanding depositary units.

Our depositary units, representing limited partnership interests, trade on the New York Stock Exchange under the symbol “IEP.”

As used in this prospectus, “we,” “us,” “our,” “company” and Icahn Enterprises mean Icahn Enterprises L.P. and, unless the context indicates otherwise, include our subsidiaries.

Our principal executive offices are located at 767 Fifth Avenue, New York, New York 10153. Our phone number is (212) 702-4300.

Icahn Enterprises Finance Corp., or Icahn Enterprises Finance, a Delaware corporation, is our wholly owned subsidiary. Icahn Enterprises Finance was incorporated on April 19, 2004 and was formed solely for the purpose of serving as a co-issuer of non-convertible debt securities of Icahn Enterprises. Icahn Enterprises Finance does not and will not have any operations or assets and will not have any revenues. Icahn Enterprises Finance’s principal business address is 767 Fifth Avenue, New York, New York 10153 and its telephone number is (212) 702-4300.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, earnings represent earnings from continuing operations before income taxes, equity in earnings (loss) of investees and minority interest plus fixed charges. Fixed charges include (a) interest on indebtedness (whether expensed or capitalized), (b) amortization premiums, discounts and capitalized expenses related to indebtedness and (c) the portion of rent expense we believe to be representative of interest.

	Year Ended December 31,
	2009	2008		2007	2006	2005
Ratio of earnings to fixed charges	4.7	—	(1)	4.1	10.4	4.7

(1)	Fixed charges exceeded earnings by approximately $3.1 billion for fiscal 2008.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, we may offer, from time to time, in one or more offerings:

•	depositary units;
•	preferred units;
•	debt securities (including guarantees of non-convertible debt); or
•	warrants to purchase our debt securities, depositary units or preferred units.

The total offering price of these securities will not exceed $1,000,000,000.

This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities we offer. The prospectus supplement also may add, update or change information contained in this prospectus.

We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. We and our agents reserve the sole right to accept and to reject in whole or in part any proposed purchase of securities. The prospectus supplement, which we will provide to you each time we offer securities, will provide the names of any underwriters, dealers or agents involved in the sale of the securities, and any applicable fee, commission or discount arrangements with them. See “Plan of Distribution.”

RISK FACTORS

An investment in our securities involves a high degree of risk. Prior to making a decision about investing in our securities, you should carefully consider the risks described in the section entitled “Risk Factors” in any prospectus supplement and the risks described in our most recent Annual Report on Form 10-K filed with the SEC, in each case as these risk factors are amended or supplemented by subsequent Quarterly Reports on Form 10-Q. The occurrence of any of these risks could materially adversely affect our business, operating results and financial condition.

The risks and uncertainties we describe are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business or operations. Any adverse effect on our business, financial condition or operating results could result in a decline in the value of our securities and the loss of all or part of your investment.

USE OF PROCEEDS

Except as described in any prospectus supplement, the net proceeds from the sale of the securities will be added to our general funds and used for general business purposes, including, among other things, additions to working capital, financing of capital expenditures and acquisitions. We continually identify, evaluate and discuss with others acquisition opportunities. We continually evaluate potential acquisition candidates and intend to continue to pursue transactions. However, we have not reached any agreements, commitments or understandings for any future acquisitions other than those arrangements, if any, as described in documents incorporated by reference or in prospectus supplements.

When we offer a particular series of securities, the prospectus supplement relating to that offering will describe the intended use of the net proceeds received from that offering. We will retain broad discretion in the use of the net proceeds.

DESCRIPTION OF DEPOSITARY UNITS

The following description of our depositary units does not purport to be complete and is qualified in its entirety by reference to applicable Delaware law, and to provisions of our amended and restated agreement of limited partnership, dated as of May 12, 1987, as amended, or our partnership agreement, and the depositary agreement, as amended, or the depositary agreement, entered into among us, the Registrar and Transfer Company, as depositary, or the depositary, and the unitholders.

General

The depositary units represent limited partner interests in Icahn Enterprises. The percentage interest in Icahn Enterprises represented by a depositary unit is equal to the ratio it bears at the time of such determination to the total number of depositary units in Icahn Enterprises (including any undeposited depositary units) outstanding, multiplied by 99%, which is the aggregate percentage interest in Icahn Enterprises of all holders of depositary units. Subject to the rights and preferences of any issued and outstanding preferred units, each depositary unit evidences entitlement to a portion of Icahn Enterprises’ distributions and an allocation of Icahn Enterprises’ net income and net loss, as determined in accordance with our partnership agreement. We are authorized to issue additional depositary units or other securities from time to time to unitholders or additional investors without the consent or approval of holders of depositary units, or unitholders. There is no limit to the number of depositary units or additional classes of units, including preferred units, that may be issued. The board of directors of our general partner has the power, without any further action by the unitholders, to issue units with such designations, preferences and relative, participating or other special rights, powers and duties, including rights, powers and duties senior to existing classes of depositary units or preferred units. The depositary units have no preemptive rights.

Transfer of Depositary Units

Until a depositary unit has been transferred on the books of the depositary, we and the depositary will treat the record holder of the unit as the absolute owner for all purposes. A transfer of depositary units will not be recognized by the depositary or us unless and until the transferee of the depositary units, or a subsequent transferee, executes and delivers a transfer application to the depositary. Transfer applications appear on the back of each depositary receipt and also will be furnished at no charge by the depositary upon receipt of a request for it. By executing and delivering a transfer application to the depositary, a subsequent transferee automatically requests admission as a substituted unitholder in the partnership, agrees to be bound by the terms and conditions of our partnership agreement and grants a power of attorney to our general partner.

On a monthly basis, the depositary will, on behalf of subsequent transferees who have submitted transfer applications, request the general partner to admit such subsequent transferees as substituted limited partners of Icahn Enterprises. If our general partner consents to such substitution, a subsequent transferee will be admitted to the partnership as a substituted limited partner upon the recordation of such subsequent transferee’s name in our books and records. Upon admission, which is in the sole discretion of our general partner, it will be entitled to all of the rights of a limited partner under the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, and pursuant to our partnership agreement.

A subsequent transferee will, after submitting a transfer application to the depositary but before being admitted to Icahn Enterprises as a substituted unitholder of record, have the rights of an assignee under the Delaware Act and our partnership agreement, including the right to receive its pro rata share of distributions. A subsequent transferee who does not execute and deliver a transfer application to the depositary will not be recognized as the record holder of depositary units and will only have the right to transfer or assign its depositary units to a purchaser or other transferee. Therefore, such subsequent transferee will neither receive distributions from the partnership nor be entitled to vote on partnership matters or any other rights to which record holders of depositary units are entitled under the Delaware Act or pursuant to our partnership agreement. Distributions made in respect of the depositary units held by such subsequent transferees will continue to be paid to the transferor of such depositary units.

A subsequent transferee will be deemed to be a party to the depositary agreement and to be bound by its terms and conditions whether or not such subsequent transferee executes and delivers a transfer application to the depositary. A transferor will have no duty to ensure the execution of a transfer application by a subsequent transferee and will have no liability or responsibility if such subsequent transferee neglects or chooses not to execute and deliver the transfer application to the depositary. Whenever depositary units are transferred, the transfer application requires that a subsequent transferee answer a series of questions. The required information is designed to provide us with the information necessary to prepare our tax information return.

Withdrawal of Depositary Units from Deposit

A unitholder may withdraw from the depositary the depositary units represented by its depositary receipts upon written request and surrender of the depositary receipts evidencing the depositary units in exchange for a certificate issued by us evidencing the same number of depositary units. A subsequent transferee is required to become a unitholder of record before being entitled to withdraw depositary units from the depositary. Depositary units which have been withdrawn from the depositary, and therefore are not evidenced by depositary receipts, are not transferable except upon death, by operation of law, by transfer to us or redeposit with the depositary. A holder of depositary units withdrawn from deposit will continue to receive its respective share of distributions and allocations of net income and losses pursuant to our partnership agreement. In order to transfer depositary units withdrawn from the depositary other than upon death, by operation of law or to the partnership, a unitholder must redeposit the certificate evidencing such withdrawn depositary units with the depositary and request issuance of depositary receipts representing such depositary units, which depositary receipts then may be transferred. Any redeposit of such withdrawn depositary units with the depositary requires 60 days’ advance written notice and payment to the depositary of a redeposit fee initially $5.00 per 100 depositary units or portion thereof, and will be subject to the satisfaction of certain other procedural requirements under the depositary agreement.

Replacement of Lost Depositary Receipts and Certificates

A unitholder or subsequent transferee who loses or has its certificate for depositary units or depositary receipts stolen or destroyed may obtain a replacement certificate or depositary receipt by furnishing an indemnity bond and by satisfying certain other procedural requirements under the depositary agreement.

Amendment of Depositary Agreement

Subject to the restrictions described below, any provision of the depositary agreement, including the form of depositary receipt, may, at any time and from time to time, be amended by the mutual agreement of us and the depositary in any respect deemed necessary or appropriate by them, without the approval of the holders of depositary units. No amendment to the depositary agreement, however, may impair the right of a holder of depositary units to surrender a depositary receipt and to withdraw any or all of the deposited depositary units evidenced by a depositary receipt or to redeposit depositary units pursuant to the depositary agreement and receive a depositary receipt evidencing redeposited depositary units.

The depositary will furnish notice to each record holder of a depositary unit, and to each securities exchange on which depositary units are listed for trading, of any material amendment made to the depositary agreement. Each record holder of a depositary unit at the time any amendment of the depositary agreement becomes effective will be deemed, by continuing to hold the depositary unit, to consent and agree to the amendment and to be bound by the depositary agreement, as so amended.

The depositary will give notice of the imposition of any fee or charge, other than fees and charges provided for in the depositary agreement, or change to the fees and charges, upon record holders of depositary units to any securities exchange on which the depositary units are listed for trading and to all record holders of depositary units. The imposition of any fee or charge, or change to them, will not be effective until the expiration of 30 days after the date of such notice, unless it becomes effective in the form of an amendment to the depositary agreement effected by us and the depositary.

Termination of Depositary Agreement

We may not terminate the depositary agreement unless the termination (1) is in connection with us entering into a similar agreement with a new depositary selected by the general partner, (2) is as a result of our receipt of an opinion of counsel to the effect that the termination is necessary for us to avoid being treated as an “association” taxable as a corporation for federal income tax purposes or to avoid being in violation of any applicable federal or state securities laws or (3) is in connection with our dissolution.

The depositary will terminate the depositary agreement, when directed to do so by us, by mailing notice of termination to the record holders of depositary units then outstanding at least 60 days before the date fixed for the termination in such notice. Termination will be effective on the date fixed in such notice, which date must be at least 60 days after it is mailed. Upon termination of the depositary agreement, the depositary will discontinue the transfer of depositary units, suspend the distribution of reports, notices and disbursements and cease to perform any other acts under the depositary agreement, except in the event the depositary agreement is not being terminated in connection with us entering into a similar agreement with a new depositary, the depositary will assist in the facilitation of the withdrawal of depositary units by holders who desire to surrender their depositary receipts.

Resignation or Removal of Depositary

The depositary may resign as depositary and may be removed by us at any time upon 60 days’ written notice. The resignation or removal of the depositary becomes effective upon the appointment of a successor depositary by us and written acceptance by the successor depositary of its appointment. In the event a successor depositary is not appointed within 75 days of notification of such resignation or removal, the general partner will act as depositary until a successor depositary is appointed. Any corporation into or with which the depositary may be merged or consolidated will be the successor depositary without the execution or filing of any document or any further act.

DESCRIPTION OF PREFERRED UNITS

We are authorized to issue preferred units having rights senior to our depositary units. The board of directors of our general partner is authorized to establish the powers, rights, preferences, privileges and designations of one or more class of preferred units without further approval, including:

•	distribution rights;
•	conversion rights;
•	voting rights;
•	redemption rights and terms of redemption; and
•	liquidation preferences.

The rights, preferences, privileges and restrictions of the preferred units of each class will be fixed by a certificate of amendment to the partnership agreement relating to each class. The prospectus supplement relating to each class will specify the terms of the preferred units, including:

•	the maximum number of units in the class and the distinctive designation;
•	the rights to share in partnership distributions;
•	the terms on which the units may be redeemed, if at all;
•	the rights of the class upon dissolution and liquidation of the partnership;
•	the terms of any retirement or sinking fund for the purchase or redemption of the units of the class;
•	the terms and conditions, if any, on which the units of the class will be convertible into, or exchangeable for, units of any other class or classes of securities;
•	the voting rights, if any, on the units of the class; and
•	any or all other preferences and relative, participating, operational or other special rights or qualifications, limitations or restrictions of the units.

We will describe the specific terms of a particular class of preferred units in the prospectus supplement relating to that class. The description of preferred units above and the description of the terms of a particular series of preferred units in the prospectus supplement are not complete. You should refer to the applicable certificate of amendment to our partnership agreement for complete information. The prospectus supplement will contain a description of U.S. federal income tax consequences relating to the particular series of preferred units.

OUR PARTNERSHIP AGREEMENT AND CERTAIN
PROVISIONS OF DELAWARE LAW

The rights of a limited partner of the partnership are set forth in our partnership agreement. The following is a summary of certain provisions of our partnership agreement and the agreement of limited partnership of Icahn Enterprises Holdings, or the Icahn Enterprises Holdings partnership agreement, which is similar to our partnership agreement in all material respects (except for the preferred units). The following summary discusses certain provisions which relate to both, and is qualified in its entirety by reference to both our partnership agreement and the Icahn Enterprises Holdings partnership agreement. A reference to the “partnership agreement” in this prospectus refers to both of our partnership agreement and the Icahn Enterprises Holdings partnership agreement, unless otherwise indicated.

Removal of the General Partner

Subject to certain limitations on the exercise by unitholders of voting rights, the general partner may be removed by the written consent or affirmative vote of holders of depositary units owning more than 75% of the total number of all outstanding depositary units, voting as a class, then held by unitholders, including the general partner and its affiliates to the extent that they are holders of depositary units. Upon the removal of the general partner by holders of depositary units, the holders of depositary units will be obligated to elect a successor general partner and to continue the business of the partnership. At the election of the general partner, a successor general partner will be required, at the effective date of its admission as a general partner, to purchase Icahn Enterprises GP’s 1% general partner interest directly from Icahn Enterprises GP for a price equal to its “fair market value,” as described below.

If Icahn Enterprises GP does not elect to sell its interest, the successor general partner will be required to contribute to the capital of Icahn Enterprises cash in an amount equal to  1/99th of the product of the number of depositary units outstanding immediately prior to the effective date of such successor general partner’s admission (but after giving effect to the conversion of Icahn Enterprises GP’s general partner interest into depositary units described below) and the average price at which the depositary units had been trading over the 20-day period immediately preceding the successor general partner’s admission. Thereafter, the successor general partner will be entitled to one percent (1%) of all partnership allocations and distributions.

If Icahn Enterprises GP chooses not to sell its 1% general partner interest directly to a successor general partner, Icahn Enterprises GP’s general partner interest in Icahn Enterprises will be converted into depositary units, with the number of depositary units to be received to be based upon the “fair market value” of its general partner interest at the time of its removal and the average price at which the depositary units had been trading over the 20-day period preceding the effective date of Icahn Enterprises GP’s departure. In this regard, the “fair market value” of the departing general partner’s interest is the amount that would be distributable to Icahn Enterprises GP on account of the interest if Icahn Enterprises were to dispose of all of its assets in an orderly liquidation, commencing on the effective date of its removal at a price equal to the fair market value of those assets (discounted at the rate then payable on one-year U.S. Treasury obligations to the effective date of such removal to reflect the time reasonably anticipated to be necessary to consummate the sales), as agreed upon between Icahn Enterprises GP as the departing general partner and its successor, or, in the absence of an agreement, as determined by an independent appraiser.

Upon removal of Icahn Enterprises GP from the partnership, Icahn Enterprises GP also will be removed as general partner of Icahn Enterprises Holdings and its general partner interest in Icahn Enterprises Holdings will either be purchased by the successor general partner or converted into depositary units (in which case the successor shall also contribute to the capital of Icahn Enterprises Holdings) in the same manner as provided above with respect to the partnership.

The partnership agreement provides that, upon the departure of Icahn Enterprises GP and the conversion of its general partner interest in Icahn Enterprises to depositary units, Icahn Enterprises will, at the request of the departing general partner, file with the SEC up to three registration statements under the Securities Act registering the offering and sale of all or a portion of the depositary units owned by Icahn Enterprises GP, including those depositary units received upon conversion of its general partner interest in Icahn Enterprises and Icahn Enterprises Holdings. The cost of the first registrations will be borne by Icahn Enterprises and the cost of any other such registration will be borne by Icahn Enterprises GP.

Withdrawal of the General Partner

The general partner may withdraw, but only if:

(1)	the withdrawal is with the consent of a majority interest;
(2)	Icahn Enterprises GP, with the consent of a majority interest, transfers all of its interest as general partner in the partnership;
(3)	the transferee consents to be bound by the partnership agreement and the transferee has the necessary legal authority to act as successor general partner of the partnership; and
(4)	Icahn Enterprises receives an opinion of counsel to the effect that a vote by the unitholders and the admission of a new general partner is in conformity with local law, will not cause the loss of limited liability to the unitholders and will not cause Icahn Enterprises to be treated as an “association” taxable as a corporation for federal income tax purposes.

Notwithstanding the foregoing, Icahn Enterprises GP may, without the consent of the unitholders (to the extent permitted by law), transfer its interest as general partner in Icahn Enterprises to any person or entity that has, by merger, consolidation or otherwise, acquired all or substantially all of the assets or stock of Icahn Enterprises GP and continued its business, provided that such person or entity has a net worth no less than that of Icahn Enterprises GP and has accepted and agreed to be bound by the terms and conditions of the partnership agreement. The general partner also may mortgage, pledge, hypothecate or grant a security interest in its interest as general partner in Icahn Enterprises without the consent of unitholders.

Distributions

The general partner has the power and authority to retain or use partnership assets or revenues as, in the sole and absolute discretion of the general partner, may be required to satisfy the anticipated present and future cash needs of the partnership, whether for operations, expansion, improvements, acquisitions or otherwise.

Subject to Section 17-607 of the Delaware Act and to the provision with respect to distributions upon liquidation or dissolution of the partnership, the general partner, in its sole and absolute discretion, may make such distribution from partnership assets or otherwise as it deems appropriate in its sole discretion, quarterly, annually or at any other time. Any distributions will be distributed to the general partner and the record holders in accordance with their respective percentage interests.

Distribution of proceeds on liquidation or dissolution of the partnership will be made; first to the payment of any debts and liabilities of the partnership which are then due and payable; next to the establishment of such reserves as the general partner deems reasonably necessary to provide for any future, contingent or unforeseen liabilities or obligations of the partnership; and next pro rata in accordance with and to the extent of the positive balances in the general partner’s and record holders’ respective capital accounts.

Allocations of Income and Loss

The Icahn Enterprises partnership agreement provides, in general, that, after allocation to the holders of preferred units of an amount of income or gain equal to the 5% accrued distribution rate for the year, all items of income, gain, loss and deduction are allocated to Icahn Enterprises GP and to the holders of depositary units in accordance with their respective percentage ownership in the partnership. Items allocated to the holders of depositary units are further allocated among them pro rata in accordance with the respective number of depositary units owned by each of them. The partnership’s income gain, and loss and deduction, for federal income tax purposes, will be computed on an annual basis and apportioned equally among the calendar months among the general partner and record holders of depositary units in accordance with their percentage interests as of the close of business on the last day of the month in which taxable income or losses are apportioned. The partnership’s gains and losses from capital transactions generally will be allocated among the general partner and record holders of depositary units in proportion to their percentage interests as of the close of business on the last day of the month in which such gains and losses occurred. However, if gain from a capital transaction is recognized by the partnership over more than one calendar year, gain recognized by the partnership in years subsequent to the year in which the capital transaction occurred shall be allocated in the same manner as income of the partnership allocated.

Amendment of the Partnership Agreement

Icahn Enterprises GP, as general partner, may amend the partnership agreement without consent of the limited partners. Notwithstanding the foregoing, unless approved by Icahn Enterprises GP in writing and, subject to limitations on the exercise by unitholders of voting rights, by all of the holders of depositary units, no amendment may be made to the partnership agreement if the amendment, in the opinion of counsel would result in the loss of the limited liability of unitholders or Icahn Enterprises as the sole limited partner of Icahn Enterprises Holdings or would cause Icahn Enterprises or Icahn Enterprises Holdings to be treated as an association taxable as a corporation for federal income tax purposes. In addition, no amendment to the partnership agreement may be made which would:

•	enlarge the obligations of the general partner or any unitholder or convert the interest of any unitholder into the interest of a general partner;
•	modify the expense reimbursement payable to the general partner and its affiliates pursuant to the partnership agreement or the fees and compensation payable to the general partner and its affiliates pursuant to the Icahn Enterprises Holdings partnership agreement;
•	modify the order and method for allocations of net income and net loss or distributions of net cash flow from operations without the consent of the general partner or the unitholders adversely affected; or
•	amend sections of the partnership agreement concerning amendments of the agreement without the consent of unitholders owning more than 95% of the total number of depositary units outstanding then held by all unitholders.

Issuance of Additional Securities

The partnership is authorized to issue additional depositary units or other securities from time to time to unitholders or additional investors without the consent or approval of unitholders. There is no limit to the number of depositary units or additional classes that may be issued. The board of directors of the general partner has the power, without any further action by the unitholders, to issue securities with such designations, preferences and relative, participating or other special rights, powers and duties, including rights, powers and duties senior to existing classes of depositary units or preferred units.

Meetings; Voting Rights of Unitholders

Any action that is required or permitted to be taken by unitholders may be taken either at a meeting of the holders of depositary units or without a meeting if consents in writing setting forth the action so taken are signed by holders of depositary units owning not less than the minimum number of depositary units or preferred units that would be necessary to authorize or take such action at a meeting. Meetings of the holders of depositary units may be called by the general partner or by unitholders owning at least 10% of the total depositary units outstanding then owned by all such unitholders. Holders of depositary units may vote either in person or by proxy at meetings.

Matters submitted to the unitholders for their consent will be determined by the affirmative vote, in person or by proxy, of a majority interest, except that a higher vote will be required for certain amendments described above, the removal of the general partner and the continuation of Icahn Enterprises after certain events that would otherwise cause dissolution.

Each unitholder will have one vote for each depositary unit as to which the unitholder has been admitted as a unitholder. A subsequent transferee of depositary units who has not been admitted as a unitholder of record with respect to the depositary units will have no voting rights with respect to the depositary units, even if such subsequent transferee holds other depositary units as to which it has been admitted as a unitholder. The voting rights of a unitholder who transfers a depositary unit will terminate with respect to that depositary unit upon its transfer, whether or not the subsequent transferee is admitted as a unitholder of record with respect thereto. The partnership agreement does not provide for annual meetings of the unitholders.

Restriction on Short-Form Mergers

Neither the general partner nor its affiliates will cause the partnership (in the event that the Delaware Act is amended to permit partnerships to engage in short form merger transactions), or any successor entity of the partnership, whether in its current form as a limited partnership or as converted to or succeeded by a corporation or other form of business association, to effect a merger or other business combination (in the event that such short-form merger statute applies to other business combinations) of the partnership or such successor, in each case pursuant to Section 253 of the General Corporation Law of Delaware, or any successor statute, or any similar short-form merger statute under the laws of Delaware or any other jurisdiction. This provision does not apply to any other merger or business combination transaction. In addition, no amendment to this provision is permitted without a unanimous vote of the record holders, unless the amendment has been approved by the audit committee, in which event only a majority interest, as defined, is required for approval of the amendment.

Liability of General Partner and Unitholders

The general partner will be liable for all general obligations of the partnership to the extent not paid by the partnership. The general partner will not, however, be liable for the nonrecourse obligations of the partnership. Assuming that a unitholder does not take part in the control of the business of Icahn Enterprises and otherwise acts in conformity with the provisions of the partnership agreement, the liability of the unitholder will, under the Delaware Act, be limited, subject to certain possible exceptions, generally to the amount contributed by the unitholder or the unitholder’s predecessor in interest to the capital of the partnership, plus the unitholder’s share of any undistributed partnership income, profits or property. However, under the Delaware Act, a unitholder who receives a distribution from Icahn Enterprises that is made in violation of the Delaware Act and who knew at the time of the distribution that the distribution was improper, is liable to Icahn Enterprises for the amount of the distribution. Such liability or liability under other applicable Delaware law (such as the law of fraudulent conveyances) ceases after expiration of three years from the date of the applicable distribution.

Under the Delaware Act, a partnership is prohibited from making a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specified property of the partnership, exceed the fair value of the assets of the partnership (except that fair value of property that is subject to a liability for which the recourse of creditors is limited is included in the assets of the partnership only to the extent that the fair value of the property exceeds that liability). An assignee of a limited partner who becomes a substituted limited partner does not, under the Delaware Act, become liable for any obligation of the assignor to restore prior distributions.

Books and Reports

The general partner is required to keep complete and accurate books with respect to the partnership’s business at the principal office of the partnership. The books are maintained for financial accounting purposes on the accrual basis, in accordance with generally accepted accounting principles. The fiscal year of Icahn Enterprises is the calendar year.

Unitholders will be entitled to have access to Icahn Enterprises books and certain other records at reasonable times upon reasonable notice to the general partner, subject to certain limitations including those intended to protect confidential business information.

The general partner will furnish to each unitholder, within 120 days after the close of each fiscal year, reports containing certain financial statements of Icahn Enterprises for the fiscal year, including a balance sheet and statements of income, unitholders’ equity and changes in financial position, which will be audited by a nationally recognized firm of independent certified public accountants. Within 90 days after the close of each taxable year, Icahn Enterprises will use its best efforts to furnish to each unitholder as of the last day of any month during such taxable year such information as may be required by the unitholders for the preparation of their individual federal, state and local tax returns. This information will be furnished in summary form so that certain complex calculations normally required can be avoided. The partnership’s ability to furnish such summary information may depend on the cooperation of unitholders in supplying certain information to the partnership.

Power of Attorney

Pursuant to the Icahn Enterprises partnership agreement, each unitholder of record appoints Icahn Enterprises GP and each of Icahn Enterprises GP’s authorized officers as the unitholder’s or substituted unitholder’s attorney-in-fact:

•	to enter into the depositary agreement and deposit the depositary units of the unitholder or substituted unitholder in the deposit account established by the depositary and admit the holders of depositary units and preferred units as limited partners in Icahn Enterprises, and
•	to make, execute, file and/or record:
•	instruments with respect to any amendment of the partnership agreement;
•	conveyances and other instruments and documents with respect to the dissolution, termination and liquidation of Icahn Enterprises pursuant to the terms of the partnership agreement;
•	financing statements or other documents necessary to grant or perfect a security interest, mortgage, pledge or lien on all or any of the assets of the partnership;
•	instruments or papers required to continue the business of Icahn Enterprises pursuant to the partnership agreement;
•	instruments relating to the admission of substituted limited partners in the partnership; and
•	all other instruments deemed necessary or appropriate to carry out the provisions of the partnership agreement.

The power of attorney is irrevocable, will survive the subsequent death, incompetency, dissolution, disability, incapacity, bankruptcy or termination of the granting unitholder, and will extend to such unitholder’s heirs, successors and assigns.

Death, Bankruptcy or Incompetency of a Unitholder

The death, bankruptcy or adjudication of incompetency of a unitholder will not dissolve the partnership. In such event, the legal representatives of the unitholder will have all the rights of a unitholder for the purpose of settling or managing the estate and such power as the deceased, bankruptcy or incompetent unitholder possessed to assess, sell or transfer any part of his interest. The transfer of depositary units and preferred units by the legal representative to any person or entity is subject to all of the restrictions to which such transfer would have been subject if it had been made by the deceased, bankrupt or incompetent unitholder.

Termination, Dissolution and Liquidation

The partnership will continue until December 31, 2085, unless sooner dissolved or terminated and its assets liquidated upon the occurrence of the earliest of:

•	the withdrawal, removal or bankruptcy of the general partner (subject to the right of the unitholders to reconstitute and continue the business of Icahn Enterprises by written agreement of a majority interest and designation by them of a successor general partner within 90 days);
•	the written consent or affirmative vote of a majority interest, with the approval of the general partner, to dissolve and terminate the partnership;
•	the sale or other disposition of all or substantially all of the assets of the partnership;

•	the partnership’s insolvency or bankruptcy; or
•	any other event causing or requiring a dissolution under the Delaware Act.

The unitholders’ right to continue Icahn Enterprises described above is subject to the receipt of an opinion of counsel to the effect that the continuation and the selection of a successor general partner will not result in the loss of limited liability of the unitholders and will not cause Icahn Enterprises to be treated as an association taxable as a corporation for federal income tax purposes. Upon dissolution, the general partner or other entity or person authorized to wind up the affairs of Icahn Enterprises will proceed to liquidate the assets of Icahn Enterprises and apply the proceeds of liquidation in the order of priority set forth in the partnership agreement.

DESCRIPTION OF DEBT SECURITIES

We will issue our debt securities under one or more separate indentures between us and Wilmington Trust Company, as trustee, or as otherwise named in an applicable supplement to this prospectus. Following the execution of any indenture, the indenture will be filed with the SEC and incorporated by reference in the registration statement of which this prospectus is a part. Any series of non-convertible debt securities issued by Icahn Enterprises Finance (either as a co-issuer with Icahn Enterprises or as sole issuer) will be guaranteed by its parent, Icahn Enterprises, and such guarantees will be full and unconditional, as defined in Rule 3-10 of Regulation S-X, of the payment obligations on the securities being registered.

The following summary describes certain material terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in the applicable supplement to this prospectus. You should read the applicable indenture for more details regarding the provisions of particular debt securities.

General

The debt securities will be our direct obligations which may be either senior debt securities or subordinated debt securities. The debt securities will be issued under one or more indentures. Senior securities and subordinated securities may be issued pursuant to separate indentures, in each case between us and a trustee, which may be the same indenture trustee, subject to such amendments or supplements as may be adopted from time to time. The senior indenture and the subordinated indenture, as amended or supplemented from time to time, are sometimes hereinafter referred to collectively as the “indentures.” The indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended. The statements made under this heading relating to the debt securities and the indentures are summaries of their provisions, do not purport to be complete and are qualified in their entirety by reference to the indentures and the debt securities.

Terms

The indebtedness represented by the senior securities will rank equally with all our other unsecured and unsubordinated indebtedness. The indebtedness represented by subordinated securities will be subordinated in right of payment to the prior payment in full of our senior securities. The particular terms of the debt securities offered by us will be described in one or more supplements to this prospectus, along with any applicable federal income tax considerations unique to such debt securities. Accordingly, for a description of the terms of any series of debt securities, reference must be made to both the prospectus supplement relating to that series and the description of the debt securities set forth in this prospectus.

Except as set forth in any prospectus supplement, our debt securities may be issued without limits as to aggregate principal amount, in one or more series, in each case as established from time to time by us or as set forth in the applicable indenture or in one or more supplemental indentures. All debt securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of that series, for issuance of additional debt securities of that series.

Any indenture trustee under an indenture may resign or be removed with respect to one or more series of debt securities and a successor indenture trustee may be appointed to act with respect to such series.

The following sets forth certain general terms and provisions of the indentures and the debt securities. The prospectus supplement relating to the series of debt securities being offered will contain further terms of those debt securities, including the following specific terms:

(1)	The title of the debt securities and whether the debt securities are secured, unsecured, senior securities or subordinated securities;
(2)	The aggregate principal amount of the debt securities and any limit on such aggregate principal amount;
(3)	The price (expressed as a percentage of the principal amount of the series) at which the debt securities will be issued and, if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities payable upon declaration of the maturity of the debt securities, or (if applicable) the portion of the principal amount of the debt securities that is convertible into common units or preferred units, or the method by which any such portion shall be determined;
(4)	If convertible, the terms on which such debt securities are convertible, including the initial conversion price or rate and the conversion period and any applicable limitations on the ownership or transferability of the common units or preferred units receivable on conversion;
(5)	The date or dates, or the method for determining the date or dates, on which the principal of the debt securities will be payable;
(6)	The rate or rates (which may be fixed or variable), or the method by which the rate or rates shall be determined, at which the debt securities will bear interest, if any;
(7)	The date or dates, or the method for determining the date or dates, from which any interest will accrue, the dates on which any interest will be payable, the record dates for interest payment dates, or the method by which the record dates shall be determined, the persons to whom interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;
(8)	The place or places where the principal of (and premium, if any) and interest, if any, on the debt securities will be payable, where the debt securities may be surrendered for conversion or registration of transfer or exchange and where notices or demands to or upon us with respect to the debt securities and the applicable indenture may be served;
(9)	The period or periods, if any, within which, the price or prices at which and the other terms and conditions upon which the debt securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, as a whole or in part, at our option;
(10)	Our obligation, if any, to redeem, repay or purchase the debt securities pursuant to any sinking fund or analogous provision or at the option of a holder of the debt securities, and the period or periods within which, the price or prices at which and the other terms and conditions upon which the debt securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;
(11)	If other than U.S. dollars, the currency or currencies in which such debt securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;
(12)	Whether the amount of payments of principal of (and premium, if any) or interest, if any, on such debt securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not, be based on a currency, currencies, currency unit or units, or composite currency or currencies) and the manner in which such amounts shall be determined;
(13)	Whether the debt securities will be issued in certificated or book-entry form and, if so, the identity of the depositary for such securities;

(14)	Whether such debt securities will be in registered or bearer form or both and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;
(15)	The applicability, if any, of the defeasance and covenant defeasance provisions described in this prospectus or set forth in the applicable prospectus supplement and indenture, or any modification thereof;
(16)	Whether and under what circumstances we will pay any additional amounts on the debt securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities in lieu of making such payment;
(17)	Any deletions from, modifications of or additions to the events of default or our covenants, to the extent different from those described in this prospectus, and any change in the right of any trustee or any of the holders to declare the principal amount of any debt securities due and payable;
(18)	The provisions, if any, relating to the security provided for the debt securities; and
(19)	Any other terms of the debt securities not inconsistent with the provisions of the applicable indenture.

If so provided in the applicable prospectus supplement, our debt securities may be issued at a discount below their principal amount and provide for less than their entire principal amount to be payable upon declaration of acceleration of the maturity of the debt securities original issue discount securities. In such cases, any special U.S. federal income tax, accounting and other considerations applicable securities will be described in the applicable prospectus supplement.

Except as may be set forth in any prospectus supplement, neither our debt securities nor the applicable indenture will contain any provisions that would limit our ability to incur indebtedness or that would afford holders of our debt securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control, regardless of whether the indebtedness, transaction or change of control is initiated or supported by us, any of our affiliates or any other party.

Reference is made to the applicable prospectus supplement for information with respect to any deletions from, modifications of, or additions to, the events of default or covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

Denomination, Interest, Registration and Transfer

Unless otherwise described in the applicable prospectus supplement, our debt securities of any series will be issuable in denominations of $1,000 and integral multiples thereof.

Unless otherwise specified in the applicable prospectus supplement, the principal of (and applicable premium, if any) and interest on any series of debt securities will be payable at the corporate trust office of the applicable indenture trustee, except, that, at our option, payment of interest may be made by check mailed to the address of the person entitled to payment of interest as it appears in the applicable register for the debt securities.

Our debt securities of any series will be exchangeable for any authorized denomination of other debt securities of the same series and of a like aggregate principal amount and tenor upon surrender of the debt securities at the corporate trust office of the applicable indenture trustee or at the office of any registrar designated by us for such purpose. In addition, subject to certain limitations imposed upon debt securities issued in book-entry form, our debt securities of any series may be surrendered for conversion or registration of transfer or exchange thereof at the corporate trust office of the applicable indenture trustee or at the office of any registrar designated us the for such purpose. Every debt security surrendered for conversion, registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer, and the person requesting such action must provide evidence of title and identity satisfactory to the applicable indenture trustee or registrar. Except as may be set forth in any prospectus supplement, no service charge will be made for any registration of transfer or exchange of any debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the registration of any transfer or exchange. If the applicable prospectus supplement refers to any registrar (in addition to the applicable indenture trustee) initially designated by us with respect to any series of debt securities, we may at any time rescind the designation of any such registrar or approve a change in the location through which any registrar acts, except that we will be required to maintain a transfer agent in each place of payment for such series.

We may at any time designate additional registrars with respect to any series of debt securities.

Neither we nor any indenture trustee shall be required (1) to issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any debt securities that may be selected for redemption and ending at the close of business on the day of the mailing or (2) to register the transfer of or exchange any debt security, or portion of the debt security, selected for redemption, in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Merger, Consolidation or Sale of Assets

The applicable indenture will provide that we may, without the consent of the holders of any outstanding debt securities, consolidate with, or sell, lease or convey all or substantially all of our or its assets to, or merge with or into, any other entity provided that (a) either we shall be the continuing entity, or the successor entity (if other than our company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets, is organized under the laws of any domestic jurisdiction and assumes our obligations to pay principal of (and premium, if any) and interest on all of the debt securities and the due and punctual performance and observance of all of the covenants and conditions contained in the indenture; (b) immediately after the transaction, no event of default under the applicable indenture, and no event which, after notice or the lapse of time, or both, would become an event of default, exists; and (c) an officers’ certificate and legal opinion covering these conditions shall be delivered to the applicable indenture trustee.

Unless otherwise provided in the applicable indenture and set forth in the applicable prospectus supplement, the applicable indenture will provide that will not apply or be required to be complied with in connection with any merger or consolidation or sale, assignment, transfer, conveyance of all or substantially all of our assets to a wholly-owned subsidiary, provided that if we are not the surviving entity of the transaction, the surviving entity complies with clause (a).

Covenants

Covenants with respect to any series of debt securities will be set forth in the applicable prospectus supplement.

Subordination of Subordinated Debt Securities

Unless the prospectus supplement indicates otherwise, the following provisions will apply to the subordinated debt securities. To the extent we issue subordinated debt securities, they will also be contractually subordinated to any senior debt securities or other senior indebtedness that we may issue. The indebtedness underlying the subordinated debt securities will be payable only if all payments due under our senior indebtedness, including any outstanding senior debt securities, have been made. If we distribute our assets to creditors upon any dissolution, winding-up, liquidation or reorganization or in bankruptcy, insolvency, receivership or similar proceedings, we must first pay all amounts due or to become due on all senior indebtedness before we pay the principal of, or any premium or interest on, the subordinated debt securities. In the event the subordinated debt securities are accelerated because of any event of default, we may not make any payment on the subordinated debt securities until either we have paid all senior indebtedness or the acceleration is rescinded.

If we experience a bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of subordinated debt securities may receive less, ratably, than our other creditors.

Events of Default, Notice and Waiver

Unless otherwise set forth in the applicable prospectus supplement, each indenture will provide that the following events are “Events of Default” with respect to any series of debt securities:

(1)	default for 30 days in the payment of any installment of interest on any debt security of that series;

(2)	default in the payment of principal of (or premium, if any, on) any debt security of the series at its maturity upon redemption or otherwise;
(3)	default in the performance or breach of any other covenant contained in the indenture (other than a covenant added to the indenture solely for the benefit of a series of debt securities issued under the indenture other than such series), continued for 60 days after written notice as provided in the applicable Indenture has been given;
(4)	certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of our company or any guarantor that is a significant subsidiary, as defined; and
(5)	any other event of default provided with respect to a particular series of debt securities.

If an event of default under any indenture with respect to debt securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable indenture trustee or the holders of not less than 25% in principal amount of the debt securities of that series will have the right to declare the principal amount (or, if the debt securities of that series are original issue discount securities or indexed securities, such portion of the principal amount as may be specified in the terms of those debt securities) of all the debt securities of that series to be due and payable immediately by written notice thereof to us (and to the applicable indenture trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to debt securities of any series (or of all debt securities then outstanding under any indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable indenture trustee, the holders of not less than a majority in principal amount of outstanding debt securities of that series (or of all debt securities then outstanding under the applicable indenture, as the case may be) may rescind and annul the declaration and its consequences. The indentures also will provide that the holders of not less than a majority in principal amount of the outstanding debt securities of any series (or of all debt securities then outstanding under the applicable indenture, as the case may be) may waive any past default with respect to that series and its consequences, except a default in the payment of the principal of (or premium, if any) or interest on any debt security of that series.

The indentures will require each indenture trustee to give notice to the holders of debt securities within 90 days of a default under the applicable indenture unless the default shall have been cured or waived; provided, however, that the indenture trustee may withhold notice to the holders of any series of debt securities of any default with respect to the series if specified responsible officers of such indenture trustee consider withholding of notice to be in the interest of the holders.

Except as may be set forth in any prospectus supplement, each indenture will provide that no holder of debt securities of any series may institute any proceeding, judicial or otherwise, with respect to such indenture or for any remedy under it, except in the case of failure of the applicable indenture trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding debt securities of that series, as well as an offer of indemnity reasonably satisfactory to it. This provision will not prevent, however, any holder of debt securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on the debt securities at the respective due dates thereof.

The indentures will provide that, subject to provisions in each indenture relating to its duties in case of default, an indenture trustee will be under no obligation to exercise any of its rights or powers under an indenture at the request or direction of any holders of any series of debt securities then outstanding under that indenture, unless the holders shall have offered to the indenture trustee under that indenture reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding debt securities of any series (or of all debt securities then outstanding under an indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable indenture trustee, or of exercising any trust or power conferred upon the indenture trustee. However, an indenture trustee may refuse to follow any direction which is in conflict with any law or the applicable indenture, which may involve the indenture trustee in personal liability or which may be unduly prejudicial to the holders of debt securities of such series not joining therein.

Within 90 days after the close of each fiscal year, we will be required to deliver to each indenture trustee a certificate, signed by one of several of our specified officers, stating whether or not the officer has knowledge of any default under the applicable indenture and, if so, specifying each default and the nature and status of the default.

Modification of the Indentures

Except as may be set forth in any prospectus supplement, modifications and amendments of an indenture will be permitted to be made only with the consent of the holders of not less than a majority in principal amount of all outstanding debt securities issued under the indenture affected by the modification or amendment; provided, however, that no modification or amendment may, without the consent of the holder of each debt security affected thereby,

(1)	change the stated maturity of the principal of, or any installment of interest (or premium, if any) on, any the debt security;
(2)	reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such debt security, or reduce the amount of principal of an original issue discount security that would be due and payable upon declaration of acceleration of its maturity or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such debt security;
(3)	change the coin or currency for payment of principal of, premium, if any, or interest on any the debt security; or
(4)	modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants.

The holders of a majority in aggregate principal amount of the outstanding debt securities of each series may, on behalf of all holders of debt securities of that series, waive, insofar as that series is concerned, compliance by us with certain restrictive covenants of the applicable indenture.

Modifications and amendments of an indenture will be permitted to be made by us and the respective indenture trustee without the consent of any holder of debt securities for any of the following purposes:

(1)	to evidence the succession of another person to our company as obligor under the indenture;
(2)	to add to the covenants of our company for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred upon us in such indenture;
(3)	to add or change any provisions of an indenture to facilitate the issuance of, or to liberalize certain terms of, debt securities in bearer form, or to permit or facilitate the issuance of debt securities in uncertificated form; provided that the action shall not adversely affect the interest of the holders of the debt securities of any series in any material respect;
(4)	to change or eliminate any provisions of an indenture; provided that any such change or elimination shall be effective only when there are no debt securities outstanding of any series created prior thereto which are entitled to the benefit of such provision;
(5)	to provide for the acceptance of appointment by a successor indenture trustee or facilitate the administration of the trusts under an indenture by more than one indenture trustee;
(6)	to cure any ambiguity, defect or inconsistency in an indenture; or
(7)	to supplement any of the provisions of an indenture;

The indentures will provide that, in determining whether the holders of the requisite principal amount of outstanding debt securities of a series have given any request, demand, authorization, direction, notice, consent or waiver under the applicable indenture or whether a quorum is present at a meeting of holders of debt securities, the principal amount of an original issue discount security that shall be deemed to be outstanding shall be the amount of principal that would be due and payable as of the date of the determination upon declaration of acceleration of the maturity of the original discount issue security pursuant to the indenture.

Unless otherwise set forth in the applicable prospectus supplement, we will be permitted, at our option, to discharge certain obligations to holders of any series of debt securities issued under any indenture that have not already been delivered to the applicable indenture trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable indenture trustee, in trust, funds in the currency or currencies, currency unit or units or composite currency or currencies in which the debt securities are payable in an amount sufficient to pay the entire indebtedness on the debt securities with respect to principal (and premium, if any) and interest to the date of the deposit (if such debt securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

Unless otherwise indicated in the applicable prospectus supplement, the indentures will provide that we may elect either

(1)	to defease and be discharged from any and all obligations with respect to such debt securities, or
(2)	to be released from our obligations with respect to covenants under the applicable indenture.

In either case upon the irrevocable deposit by us with the applicable indenture trustee, in trust, of an amount sufficient to pay the principal of (and premium, if any) and interest on the debt securities on the stated maturity or on the applicable redemption date.

Such a trust will only be permitted to be established if, among other things, we have delivered to the applicable indenture trustee an opinion of counsel (as specified in the applicable indenture) and to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred. In the event of defeasance, the holders of debt securities would thereafter be able to look only to the trust fund for payment of principal (and premium, if any) and interest.

The applicable prospectus supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the debt securities of or within a particular series.

Conversion Rights

The terms and conditions, if any, upon which the debt securities are convertible into depositary units or preferred units will be set forth in the applicable prospectus supplement relating thereto. Such terms will include whether such debt securities are convertible into depositary units or preferred units, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at our option or the option of the holders, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such debt securities and any restrictions on conversion. Any convertible debt securities that may be offered shall be issued solely by Icahn Enterprises and not by Icahn Enterprises Finance, and the prospectus supplement relating to the series of such convertible debt securities will contain such provision.

Payment

Unless otherwise set forth in the applicable prospectus supplement, the principal of (and applicable premium, if any) and interest on any series of debt securities will be payable at the corporate trust office of the indenture trustee, the address of which will be stated in the applicable prospectus supplement; provided that, at our option payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such debt securities or by wire transfer of funds to such person at an account maintained within the United States.

All moneys paid by us to a paying agent or an indenture trustee for the payment of the principal of or any premium or interest on any debt security which remain unclaimed at the end of one year after such principal, premium or interest has become due and payable will be repaid to us, and the holder of such debt security thereafter may look only to us for payment thereof.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to such series. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the applicable prospectus supplement relating to such series.

DESCRIPTION OF WARRANTS TO PURCHASE DEBT SECURITIES

The following summarizes the terms of the warrants to purchase debt securities we may offer. The summaries contained in this prospectus, together with the description of warrants to purchase debt securities and indentures included in the applicable prospectus supplement, will provide the material terms of the warrants to purchase debt securities and of the indenture.

General

We may issue debt warrants evidenced by debt warrant certificates independently or together with any securities offered by any prospectus supplement. If we offer debt warrants, the prospectus supplement will describe the terms of the warrants, including:

•	the offering price, if any;
•	the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the warrants and the terms of the applicable indenture under which the debt securities will be issued;
•	if applicable, the designation and terms of the debt securities with which the debt warrants are issued and the number of debt warrants issued with each debt security;
•	if applicable, the date on and after which the debt warrants and the related securities will be separately transferable;
•	the principal amount of debt securities purchasable upon exercise of one debt warrant and the price at which the principal amount of debt securities may be purchased upon exercise;
•	the dates on which the right to exercise the debt warrants begins and expires;
•	U.S. federal income tax consequences;
•	whether the warrants represented by the debt warrant certificates will be issued in registered or bearer form;
•	the currencies in which the offering price and exercise price are payable; and
•	if applicable, any antidilution provisions.

You may exchange debt warrant certificates for new debt warrant certificates of different denominations and may present debt warrant certificates for registration of transfer at the corporate trust office of the debt warrant agent, which will be listed in the prospectus supplement. Warrantholders do not have any of the rights of holders of debt securities, except to the extent that the consent of warrantholders may be required for certain modifications of the terms of the applicable indenture or form of the debt security, as the case may be, and the series of debt securities issuable upon exercise of the debt warrants.

In addition, warrantholders are not entitled to payments of principal of and interest, if any, on the debt securities.

Exercise of Debt Warrants

You may exercise debt warrants by surrendering the debt warrant certificate at the corporate trust office of the debt warrant agent, with payment in full of the exercise price. Upon the exercise of debt warrants, the debt warrant agent will, as soon as practicable, deliver the debt securities in authorized denominations in accordance with your instructions and at your sole cost and risk. If less than all the debt warrants evidenced by the debt warrant certificate are exercised, the agent will issue a new debt warrant certificate for the remaining amount of debt warrants.

DESCRIPTION OF WARRANTS TO PURCHASE
DEPOSITARY UNITS OR PREFERRED UNITS

The following summarizes the terms of depositary unit warrants and preferred unit warrants we may issue. This description is subject to the detailed provisions of a stock warrant agreement that we will enter into between us and a warrant agent we select at the time of issue.

General

We may issue warrants evidenced by warrant certificates under a warrant agreement independently or together with any securities we offer by any prospectus supplement. If we offer stock warrants, the prospectus supplement will describe the terms of the stock warrants, including:

•	the offering price, if any;
•	if applicable, the designation and terms of the preferred unit purchasable upon exercise of the preferred unit warrants;
•	the number of shares of depositary units or preferred units purchasable upon exercise of one warrant and the initial price at which the units may be purchased upon exercise;
•	the dates on which the right to exercise the warrants begins and expires;
•	U.S. federal income tax consequences;
•	call provisions, if any;
•	the currencies in which the offering price and exercise price are payable; and
•	if applicable, the antidilution provisions of the warrants.

The units we issue upon exercise of the stock warrants will, when issued in accordance with the warrant agreement, be validly issued, fully paid and nonassessable.

Exercise of Warrants

You may exercise warrants by surrendering to the warrant agent the warrant certificate, which indicates your election to exercise all or a portion of the warrants evidenced by the certificate. Surrendered warrant certificates must be accompanied by payment of the exercise price in the form of cash or a check. The warrant agent will deliver certificates evidencing duly exercised stock warrants to the transfer agent. Upon receipt of the certificates, the transfer agent will deliver a certificate representing the number of depositary units or preferred units purchased. If you exercise fewer than all the warrants evidenced by any certificate, the warrant agent will deliver a new stock warrant certificate representing the unexercised stock warrants.

No Rights as Unitholders

Holders of warrants are not entitled to vote, to consent, to receive distributions or to receive notice as unitholders with respect to any meeting, or to exercise any rights whatsoever as unitholders of the partnership.

PLAN OF DISTRIBUTION

We may sell our securities in or outside the United States to or through underwriters or dealers, through agents or directly to other purchasers. The applicable supplement to this prospectus with respect to our securities, will set forth the terms of the offering of our securities, including the name or names of any underwriters, dealers or agents, the public offering price, any underwriting discounts and other items constituting underwriter compensation, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the securities may be listed.

Our securities may be sold directly by us or through agents designated by us from time to time at fixed prices, which may be changed, or at varying prices determined at the time of a sale of our securities. Any agent involved in the offer or sale of our securities will be named, and any commissions payable by us to such agent will be set forth, in the supplement to this prospectus relating thereto.

In connection with the sale of our securities, underwriters or agents may receive compensation from us or from purchasers of our securities, for whom they may act as agents, in the form of discounts, concessions or commissions.

Underwriters may sell our securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of our securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from us and any profit on the resale of our securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from us will be described, in the applicable supplement to this prospectus. Unless otherwise set forth in the supplement to this prospectus relating thereto, the obligations of the underwriters or agents to purchase our securities will be subject to conditions precedent and the underwriters will be obligated to purchase all our securities if any are purchased. The public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Any depositary units sold pursuant to this prospectus and applicable prospectus supplement, will be approved for trading, upon notice of issuance, on the New York Stock Exchange.

LEGAL MATTERS

Proskauer Rose LLP, New York, New York, will provide us with an opinion as to certain legal matters in connection with the securities we are offering.

EXPERTS

The consolidated financial statements and schedule of Icahn Enterprises L.P. incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto. The report of Grant Thornton LLP and the report of the other auditors, Ernst & Young LLP, are incorporated by reference herein in reliance upon the authority of said firms as experts in accounting and auditing in giving said reports.

The consolidated balance sheet of Icahn Enterprises G.P., Inc. included in this prospectus has been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto. The report of Grant Thornton LLP and the report of the other auditors, Ernst & Young LLP, are included herein in reliance upon the authority of said firms as experts in accounting and auditing in giving said reports.

The consolidated financial statements of Tropicana Entertainment Holdings, LLC (“Tropicana LLC”), included in Icahn Enterprises L.P.’s Form 8-K/A dated April 13, 2010 filed with the Securities and Exchange Commission, for the year ended December 31, 2009, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Tropicana LLC’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Adamar of New Jersey, Inc. (“Adamar”), included in Icahn Enterprises L.P.’s Form 8-K/A dated April 13, 2010 filed with the Securities and Exchange Commission, for the year ended December 31, 2009, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Adamar’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Columbia Properties Vicksburg, LLC (“CP Vicksburg”), included in Icahn Enterprises L.P.’s Form 8-K/A dated April 13, 2010 filed with the Securities and Exchange Commission, for the year ended December 31, 2009, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about CP Vicksburg’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of JMBS Casino, LLC (“JMBS”), included in Icahn Enterprises L.P.’s Form 8-K/A dated April 13, 2010 filed with the Securities and Exchange Commission, for the year ended December 31, 2009, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about JMBS’ ability to continue as a going concern as described in Note 1 to the consolidated financial statements), and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act to register the units and debt securities offered by this prospectus. This prospectus is part of the registration statement. This prospectus does not contain all the information contained in the registration statement because we have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, which you may read and copy at the public reference facilities maintained by the SEC at 100 F Street, N. E. Room 1580, Washington, D.C. 20549. You may obtain copies at the prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. You may call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a website that contains reports, proxy and information statements and other information regarding us. You may access the SEC’s website at http://www.sec.gov.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. As a result, we are required to file reports, proxy statements and other information with the SEC. These materials can be copied and inspected at the locations described above. Copies of these materials can be obtained from the Public Reference Section of the SEC at 100 F Street, N. E. Room 1580, Washington, D.C. 20549, at prescribed rates. Our depositary units are listed on the New York Stock Exchange under the symbol “IEP.”

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, all filings made pursuant to the Securities and Exchange Act of 1934 after the date of the initial registration statement and prior to effectiveness of the registration statement and any other future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than Current Reports on Form 8-K containing disclosure furnished under Items 2.02, 7.01 or 8.01 of Form 8-K, unless otherwise indicated therein):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 3, 2010 (SEC File No. 1-9516);
•	Our Current Reports on Form 8-K, or 8-K/A, filed with the SEC on January 4, 2010, January 8, 2010, January 15, 2010, February 18, 2010, March 2, 2010, March 12, 2010 and April 13, 2010; and

•	The description of the depositary units contained in the Registration Statement on Form 8-A, initially filed on May 12, 1987, and any subsequent amendment thereto filed for the purpose of updating such description.

You may request a copy of these filings (not including the exhibits to such documents unless the exhibits are specifically incorporated by reference in the information contained in this prospectus), at no cost, by writing or telephoning us at the following address:

Icahn Enterprises L.P.
767 Fifth Avenue, Suite 4700
New York, New York 10153
Attn: Chief Financial Officer
Telephone requests may be directed to (212) 702-4300

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

Statements contained in this prospectus as to the contents of any contract or document are not necessarily complete and in each instance reference is made to the copy of that contract or document filed as an exhibit to the registration statement or as an exhibit to another filing, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

FINANCIAL STATEMENT INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Icahn Enterprises G.P. Inc.

We have audited the accompanying consolidated balance sheet of Icahn Enterprises G.P. Inc. and Subsidiaries (the “Company”) as of December 31, 2009. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We did not audit the balance sheet of Federal-Mogul Corporation, a subsidiary, whose total assets as of December 31, 2009, constituted $7.1 billion of the related consolidated assets. This balance sheet was audited by other auditors, whose report thereon has been furnished to us, and our opinion, insofar as it relates to the amounts included for Federal-Mogul Corporation, is based solely on the report of the other auditors

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Icahn Enterprises G.P. Inc. and Subsidiaries as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

New York, New York
April 12, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Federal-Mogul Corporation

We have audited the consolidated balance sheets of Federal-Mogul Corporation (the Company) as of December 31, 2009 and 2008 (Successor), and the related consolidated statements of operations, shareholders’ equity (deficit), and cash flows for the years ended December 31, 2009 and 2008 (Successor), and 2007 (Predecessor) (not presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Federal-Mogul Corporation at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, on November 8, 2007, the U.S. Bankruptcy Court entered an order confirming the Plan of Reorganization, which became effective on December 27, 2007. Accordingly, the accompanying consolidated financial statements have been prepared in conformity with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 852, Reorganizations, (formally AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code), for the Successor as a new entity with assets, liabilities and a capital structure having carrying values not comparable with prior periods as described in Note 3.

As discussed in Note 1 to the consolidated financial statements, in 2009 the Successor changed its method of accounting for and presentation of consolidated net income (loss) attributable to the parent and non-controlling interest.

As discussed in Note 15 to the consolidated financial statements, in 2007 the Predecessor changed its method of accounting for tax uncertainties.

/s/ Ernst & Young LLP

Detroit, Michigan
February 23, 2010

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
December 31, 2009

(In Millions, Except Share Amounts)
ASSETS
Cash and cash equivalents	$1,872
Cash held at consolidated affiliated partnerships and restricted cash	3,334
Investments	5,360
Accounts receivable, net	1,079
Due from brokers	56
Inventories, net	999
Property, plant and equipment, net	2,654
Goodwill	1,073
Intangible assets, net	991
Other assets	514
Total Assets	$17,932
LIABILITIES AND EQUITY
Accounts payable	$586
Accrued expenses and other liabilities	1,928
Securities sold, not yet purchased, at fair value	2,035
Due to brokers	376
Postemployment benefit liability	1,359
Debt	4,735
Preferred limited partner units	136
Total liabilities	11,155
Commitments and contingencies (Note 16)
Stockholder’s Equity (Deficit):
Common Stock – $1 par value, 1,216 shares authorized, 216 shares outstanding	—
Additional paid-in-capital	52
Note receivable from affiliate	(10)
Accumulated deficit	(141)
Accumulated other comprehensive loss	(67)
Total Stockholder’s Deficit	(166)
Equity attributable to non-controlling interests	6,943
Total equity	6,777
Total Liabilities and Equity	$17,932

See accompanying notes to the consolidated balance sheet.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

1. Description of Business and Basis of Presentation

General

Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP” or “the Company”) is the sole general partner of Icahn Enterprises L.P. (“Icahn Enterprises”) and Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”). Icahn Enterprises owns a 99% limited partner interest in Icahn Enterprises Holdings. Icahn Enterprises GP owns a 1% general partner interest in each of Icahn Enterprises and Icahn Enterprises Holdings, representing an aggregate 1.99% general partner interest. Icahn Enterprises GP is a wholly owned subsidiary of Becton Corporation (“Becton”) which is 100% owned by Carl C. Icahn. Affiliates of Mr. Icahn also own, indirectly, approximately 92.0% of the limited partner interests of Icahn Enterprises, a New York Stock Exchange listed master limited partnership.

As of December 31, 2009, Icahn Enterprises is a diversified holding company owning subsidiaries currently engaged in the following continuing operating businesses: Investment Management, Automotive, Metals, Real Estate and Home Fashion. Icahn Enterprises also reports the results of the Holding Company, which includes the unconsolidated results of Icahn Enterprises and Icahn Enterprises Holdings, and investment activity and expenses associated with the Holding Company. Further information regarding the continuing reportable segments is contained in Note 3, “Operating Units.”

Icahn Enterprises conducts and plans to continue to conduct its activities in such a manner as not to be deemed an investment company under the Investment Company Act of 1940 (the “’40 Act”). Therefore, no more than 40% of its total assets will be invested in investment securities, as such term is defined in the ’40 Act. In addition, Icahn Enterprises does not invest or intend to invest in securities as its primary business. Icahn Enterprises intends to structure its investments to continue to be taxed as a partnership rather than as a corporation under the applicable publicly traded partnership rules of the Internal Revenue Code, as amended (the “Code”).

Subsequent to December 31, 2009, Icahn Enterprises acquired Mr. Icahn’s controlling interests in American Railcar Industries, Inc. (“ARI”) and Viskase Companies, Inc. (“Viskase”). The acquisitions of controlling interests in ARI and Viskase each represent acquisitions of entities under common control and will be accounted for at historical cost similar to a pooling of interests. Future filings with the Securities and Exchange Commission (“SEC”) will reflect the results of ARI and Viskase operations as additional segments of our business, with periods prior to the acquisition recasted to reflect the common control acquisitions. See Note 17, “Subsequent Events,” for further discussion of these acquisitions.

Basis of Presentation

We have prepared the accompanying consolidated balance sheet in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated balance sheet includes the accounts of (i) Icahn Enterprises GP, (ii) Icahn Enterprises and the wholly and majority owned subsidiaries of Icahn Enterprises in which control can be exercised, in addition to those entities in which Icahn Enterprises has a substantive controlling, general partner interest or in which it is the primary beneficiary of a variable interest entity, as described below. Icahn Enterprises is considered to have control if it has a direct or indirect ability to make decisions about an entity’s activities through voting or similar rights. All material intercompany accounts and transactions have been eliminated in consolidation.

As further described in Note 2, “Summary of Significant Accounting Policies,” the Investment Funds and the Offshore Fund (as each term is defined herein) are consolidated into our balance sheet even though we only have a minority interest in the equity and income of these funds. The majority ownership interests in these funds, which represent the portion of the consolidated net assets and net income attributable to the limited partners and shareholders in the consolidated Private Funds (as defined below) for the periods presented, are reflected as non-controlling interests in the accompanying consolidated balance sheet.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

1. Description of Business and Basis of Presentation  – (continued)

In accordance with U.S. GAAP, assets transferred between entities under common control are accounted for at historical cost similar to a pooling of interests, and the financial statements of previously separate companies for all periods under common control prior to the acquisition are restated on a consolidated basis.

Icahn Enterprises GP has the power to direct or cause the direction of the management and policies of Icahn Enterprises. As a result of this substantive control, the consolidated balance sheet of Icahn Enterprises GP includes all assets and liabilities of Icahn Enterprises and its subsidiaries. Icahn Enterprises GP does not have any other business other than holding the 1% general partner interest in Icahn Enterprises and Icahn Enterprises Holdings.

2. Summary of Significant Accounting Policies

As discussed in Note 1, “Description of Business and Basis of Presentation,” we operate in several diversified segments. The accounting policies related to the specific segments or industries are differentiated, as required, in the list of significant accounting policies set out below.

Principles of Consolidation

General

The consolidated balance sheet includes the accounts of (i) Icahn Enterprises GP (ii) Icahn Enterprises and the wholly and majority owned subsidiaries of Icahn Enterprises in which control can be exercised and (iii) entities in which we have a controlling interest as a general partner interest or in which we are the primary beneficiary of a variable interest entity (a “VIE”). In evaluating whether we have a controlling financial interest in entities in which we would consolidate, we consider the following: (1) for voting interest entities, we consolidate those entities in which we own a majority of the voting interests; (2) for VIEs, we consolidate those entities in which we are considered the primary beneficiary because we absorb the majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both; and (3) for limited partnership entities, we consolidate those entities if we are the general partner of such entities and for which no substantive kick-out rights exist. All material intercompany accounts and transactions have been eliminated in consolidation.

For investments in affiliates of 50% or less but greater than 20%, our Automotive and Home Fashion segments account for such investments using the equity method, while investments in affiliates of 20% or less are accounted for under the cost method.

Investment Management

Although the Private Funds, as defined herein, are not investment companies within the meaning of the ’40 Act, each of the consolidated Private Funds is, for purposes of U.S. GAAP, an investment company pursuant to Financial Accounting Statements Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 946.10, Financial Services — Investment Companies. The General Partners (as defined herein) adopted FASB ASC Section 946.810.45, Financial Services — Investment Companies — Consolidation —  Other Presentation Matters (“FASB ASC Section 946.810.45”), as of January 1, 2007. FASB ASC Section 946.810.45 addresses whether the accounting principles of FASB ASC Section 946.810.45 may be applied to an entity by clarifying the definition of an investment company and whether those accounting principles may be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. Upon the adoption of FASB ASC Section 946.810.45, (i) the Offshore GP lost its ability to retain specialized accounting pursuant to FASB ASC Section 946.810.45 for either its equity method investment in Offshore Master Fund I or for its consolidation of the Offshore Fund, Offshore Master Fund II and Offshore Master Fund III, and (ii) the Onshore GP lost its ability to retain specialized accounting for its consolidation of the Onshore Fund, in each case, because both the Offshore GP and the Onshore GP do not meet the requirements for retention of specialized accounting under FASB ASC Section 946.810.45, as the Offshore GP and Onshore GP and their affiliates acquire interests for strategic operating purposes in the same companies in which their subsidiary investment companies invest.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

2. Summary of Significant Accounting Policies  – (continued)

However, upon losing their ability to retain specialized accounting, the General Partners account for their investments held by the consolidated Private Funds in debt securities and in those equity securities with readily determinable fair values pursuant to the Investment — Debt and Equity Securities Topic of the FASB ASC and classified such investments as available-for-sale securities and then elected the fair value option and reclassified such securities as trading securities. For those equity securities that did not have readily determinable fair values, the General Partners elected the fair value option. For those investments in which the General Partners would otherwise account for such investments under the equity method, the General Partners, in accordance with their accounting policy, elected the fair value option. The election of the fair value option was deemed to most accurately reflect the nature of our business relating to investments.

Use of Estimates in Preparation of Financial Statements

The preparation of the consolidated balance sheet in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the balance sheet. The more significant estimates include: (1) the valuation allowances of accounts receivable and inventory; (2) the valuation of goodwill, indefinite-lived intangible assets and long-lived assets; (3) deferred tax assets; (4) environmental liabilities; (5) fair value of derivatives; and (6) pension liabilities. Actual results may differ from the estimates and assumptions used in preparing the consolidated balance sheet.

Cash and Cash Equivalents

We consider short-term investments, which are highly liquid with original maturities of three months or less at date of purchase, to be cash equivalents.

Cash Held at Consolidated Affiliated Partnerships and Restricted Cash

Cash held at consolidated affiliated partnerships primarily consists of cash and cash equivalents held by the Onshore Fund and Offshore Master Funds (as defined herein) that, although not legally restricted, is not available to fund the general liquidity needs of the Investment Management segment or Icahn Enterprises. Restricted cash primarily relates to cash pledged and held for margin requirements on derivative transactions as well as cash related to securities sold short, not yet purchased. A portion of the cash at brokers is related to securities sold, not yet purchased; its use is therefore restricted until the securities are purchased. Securities sold, not yet purchased are collateralized by certain of the Private Funds’ investments in securities.

The restricted cash balance was approximately $2.8 billion as of December 31, 2009.

Investments and Related Transactions — Investment Management

Investment Transactions. Investment transactions of the Private Funds are recorded on a trade date basis. Realized gains or losses on sales of investments are based on the first-in, first-out or the specific identification methods. Interest income and expenses are recorded on an accrual basis and dividends are recorded on the ex-dividend date. Premiums and discounts on fixed income securities are amortized using the effective yield method.

Valuation of Investments.  Securities of the Private Funds that are listed on a securities exchange are valued at their last sales price on the primary securities exchange on which such securities are traded on such date. Securities that are not listed on any exchange but are traded over-the-counter are valued at the mean between the last “bid” and “ask” price for such security on such date. Securities and other instruments for which market quotes are not readily available are valued at fair value as determined in good faith by the applicable General Partner.

Foreign Currency Transactions.  The books and records of the Private Funds are maintained in U.S. dollars. Assets and liabilities denominated in currencies other than U.S. dollars are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Transactions during the period denominated in currencies other than U.S. dollars are translated at the rate of exchange applicable on the date of the transaction.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

2. Summary of Significant Accounting Policies  – (continued)

Fair Values of Financial Instruments.  The fair values of the Private Funds’ assets and liabilities that qualify as financial instruments under applicable U.S. GAAP approximate the carrying amounts presented in the consolidated balance sheet.

Securities Sold, Not Yet Purchased.  The Private Funds may sell an investment they do not own in anticipation of a decline in the fair value of that investment. When the Private Funds sell an investment short, they must borrow the investment sold short and deliver it to the broker-dealer through which they made the short sale. A gain, limited to the price at which the Private Funds sold the investment short, or a loss, unlimited in amount, will be recognized upon the cover of the short sale.

Due from Brokers.   Due from brokers represents cash balances with the Private Funds’ clearing brokers as well as unrestricted balances with derivative counterparties

Due to Brokers.  Due to brokers represents margin debit balances collateralized by certain of the Private Funds’ investments in securities.

Investments — Other Operations

Investments in equity and debt securities are classified as either trading or available-for-sale based upon whether we intend to hold the investment for the foreseeable future. Trading securities are valued at quoted market value at each balance sheet date. Available-for-sale securities are carried at fair value on our balance sheet. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and reported as a separate component of partners’ equity. For purposes of determining gains and losses, the cost of securities is based on specific identification.

A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in an impairment that is charged to earnings and the establishment of a new cost basis for the investment. Dividend income is recorded when declared and interest income is recognized when earned.

Fair Value of Financial Instruments — Other Operations

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and other liabilities are deemed to be reasonable estimates of their fair values because of their short-term nature.

The fair values of investments and securities sold, not yet purchased are based on quoted market prices for those or similar investments. See Note 5, “Investments and Related Matters,” and Note 6, “Fair Value Measurements,” for further discussion.

The fair value of our long-term debt is based on the quoted market prices for the same or similar issues or on the current rates offered to us for debt of the same remaining maturities. The carrying value and estimated fair value of our long-term debt as of December 31, 2009 are approximately $4.7 billion and $4.3 billion, respectively.

Fair Value Option for Financial Assets and Financial Liabilities

The fair value option gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value (i.e., the fair value option), on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value pursuant to the provisions of the FASB ASC. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes in fair value must be recorded in earnings. In estimating the fair value for financial instruments for which the fair value option has been elected, we use the valuation methodologies in accordance to where the financial instruments are classified within the fair value hierarchy as discussed in Note 6, “Fair Value Measurements.” Except for our Automotive and Home Fashion segments as discussed above, we apply the fair value option to our investments that would otherwise be accounted under the equity method.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

2. Summary of Significant Accounting Policies  – (continued)

Derivatives

From time to time, our subsidiaries enter into derivative contracts, including purchased and written option contracts, swap contracts, futures contracts and forward contracts entered into by our Investment Management and Automotive segments. U.S. GAAP requires recognition of all derivatives as either assets or liabilities in the consolidated balance sheet at their fair value. The accounting for changes in fair value depends on the intended use of the derivative and its resulting designation. For further information regarding our Investment Management and Automotive segments’ derivative contracts, see Note 7, “Financial Instruments.”

Accounts Receivable, Net

An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the balance sheet, assessments of collectability based on an evaluation of historic and anticipated trends, the financial condition of our customers, and an evaluation of the impact of economic conditions. Our allowance for doubtful accounts is an estimate based on specifically identified accounts as well as general reserves based on historical experience.

Federal-Mogul Corporation (“Federal Mogul”), which comprises our Automotive segment, has subsidiaries in Brazil, France, Germany, Italy and Spain that are party to accounts receivable factoring arrangements. Gross accounts receivable factored under these facilities were $217 million as of December 31, 2009. Of this gross amount, $190 million was factored without recourse and treated as a sale. Under terms of these factoring arrangements, Federal-Mogul is not obligated to draw cash immediately upon the factoring of accounts receivable. Thus, as of December 31, 2009, Federal-Mogul had outstanding factored amounts of $4 million, for which cash had not yet been drawn.

Inventories, Net

Automotive Inventories.  Cost is determined using the first-in-first-out method. The cost of manufactured goods includes material, labor and factory overhead. Federal-Mogul maintains reserves for estimated excess, slow-moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value.

Metals Inventories.  Inventories at our Metals segment are stated at the lower of cost or market. Cost is determined using the average cost method. The production and accounting process utilized by the Metals segment to record recycled metals inventory quantities relies on significant estimates. Our Metals segment relies upon perpetual inventory records that utilize estimated recoveries and yields that are based upon historical trends and periodic tests for certain unprocessed metal commodities. Over time, these estimates are reasonably good indicators of what is ultimately produced; however, actual recoveries and yields can vary depending on product quality, moisture content and source of the unprocessed metal. To assist in validating the reasonableness of the estimates, our Metals segment performs periodic physical inventories which involve the use of estimation techniques. Physical inventories may detect significant variations in volume, but because of variations in product density and production processes utilized to manufacture the product, physical inventories will not generally detect smaller variations. To help mitigate this risk, our Metals segment adjusts its physical inventories when the volume of a commodity is low and a physical inventory can more accurately estimate the remaining volume.

Home Fashion Inventories.  Inventories at our Home Fashion segment are stated at the lower of cost or market. Cost is determined using the first-in-first-out method. The cost of manufactured goods includes material, labor and factory overhead. WestPoint International, Inc. (“WPI”) maintains reserves for estimated excess, slow-moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value. A portion of WPI’s inventories serves as collateral under West Point Home Inc.’s unused senior secured revolving credit facility.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

2. Summary of Significant Accounting Policies  – (continued)

Our consolidated inventories, net consisted of the following (in millions of dollars):

December 31, 2009
Raw materials:
Automotive	$136
Home Fashion	11
147
Work in process:
Automotive	107
Home Fashion	26
133
Finished Goods:
Automotive	580
Home Fashion	77
657
Metals:
Ferrous	30
Non-ferrous	10
Secondary	22
62
Total inventories, net	$999

Property, Plant and Equipment, Net

Land and construction-in-progress costs are stated at the lower of cost or net realizable value. Interest is capitalized on expenditures for long-term projects until a salable condition is reached. The interest capitalization rate is based on the interest rate on specific borrowings to fund the projects.

Buildings, furniture and equipment are stated at cost less accumulated depreciation unless declines in the values of the fixed assets are considered other than temporary, at which time the property is written down to net realizable value. Depreciation is principally computed using the straight-line method over the estimated useful lives of the particular property or equipment, as follows: buildings and improvements, four to 40 years; furniture, fixtures and equipment, one to 25 years. Leasehold improvements are amortized over the life of the lease or the life of the improvement, whichever is shorter.

Maintenance and repairs are charged to expense as incurred. The cost of additions and improvements is capitalized and depreciated over the remaining useful lives of the assets. The cost and accumulated depreciation of assets sold or retired are removed from our consolidated balance sheet, and any gain or loss is recognized in the year of disposal.

Real estate properties held for use or investment purposes, other than those accounted for under the financing method, are carried at cost less accumulated depreciation. Where declines in the values of the properties are determined to be other than temporary, the cost basis of the property is written down to net realizable value. A property is classified as held for sale at the time management determines that certain criteria have been met. Properties held for sale are carried at the lower of cost or net realizable value and such properties are no longer depreciated. If management determines that a property classified as held for sale no longer meets certain criteria, the property is reclassified as held for use.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

2. Summary of Significant Accounting Policies  – (continued)

Goodwill and Intangible Assets, Net

Goodwill and indefinite lived intangible assets include trademarks and trade names acquired in acquisitions. For a complete discussion of the impairment of goodwill and indefinite intangible assets related to our various segments, see Note 3, “Operating Units,” and Note 8, “Goodwill and Intangible Assets, Net.”

Accounting for the Impairment of Goodwill

We evaluate the carrying value of goodwill during the fourth quarter of each year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, we compare the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a combination of the income, or discounted cash flows approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value.

Accounting for the Impairment of Intangible Assets

We evaluate the recoverability of identifiable indefinite lived intangible assets annually or more frequently if impairment indicators exist. The impairment analysis compares the estimated fair value of these assets to the related carrying value, and impairment charge is recorded for any excess of carrying value over estimated fair value. The estimated fair value is based on consideration of various valuation methodologies, including guideline transaction multiples, multiples of earnings, and projected future cash flows discounted at rates commensurate with risk involved.

Accounting for the Impairment of Long-Lived Assets

We evaluate the realizability of our long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Inherent in the reviews of the carrying amounts of the above assets are various estimates, including the expected usage of the asset. Assets must be tested at the lowest level for which identifiable cash flows exist. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. If our ongoing estimates of future cash flows are not met, we may have to record impairment charges in future accounting periods to write the asset down to fair value. Our estimates of cash flows are based on the current regulatory, social and economic climates, recent operating information and budgets of the operating properties.

Accounting for Conditional Asset Retirement Obligations

We record conditional asset retirement obligations (“CARO”) in accordance with applicable U.S. GAAP. As defined in applicable U.S. GAAP, CARO refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event. An entity is required to recognize a liability for the estimated fair value of a CARO when incurred if the fair value can be reasonably estimated. Our Automotive segment’s primary asset retirement activities relate to the removal of hazardous building materials at its facilities. Our Automotive segment records the CARO liability when the amount can be reasonably estimated, typically upon the expectation that a facility may be closed or sold.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

2. Summary of Significant Accounting Policies  – (continued)

Pension and Other Postemployment Obligations

Pension and other postemployment benefit costs are dependent upon assumptions used in calculating such costs. These assumptions include discount rates, health care cost trends, expected returns on plan assets and other factors. In accordance with U.S. GAAP, actual results that differ from the assumptions used are accumulated and amortized over future periods and, accordingly, generally affect recognized expense and the recorded obligation in future periods.

Allocation of Net Profits and Losses in Consolidated Affiliated Partnerships — Investment Management

Net investment income and net realized and unrealized gains and losses on investments of the Private Funds are allocated to the respective partners or shareholders of the Private Funds based on their percentage ownership in such Private Funds at the beginning of each allocation period. The beginning of an allocation period is defined as the beginning of each fiscal year, the date of admission of any new partner or shareholder of the Private Funds, the date of any additional subscription or date that immediately follows redemption by a partner or shareholder of the Private Funds. Upon such allocation to limited partners based on their respective capital balances, generally 2.5% (prior to July 1, 2009) of the capital appreciation (both realized and unrealized) allocated to the Investment Funds’ limited partners or lesser amounts for certain limited partners are then reallocated to the Investment Funds’ General Partners. Such reallocation is referred to as the General Partners’ special profits interest allocation. In addition, the General Partners may also generally be allocated, 25% (prior to July 1, 2009) of the net capital appreciation (both realized and unrealized), such amounts being referred to as incentive allocations, provided, however, that an incentive allocation with respect to a Private Fund shall not be made in any year to the extent that the special profits interest allocation relating to such Private Fund equal or exceeds the net capital appreciation for such Private Fund for such year. Additionally, incentive allocations are subject to a “high watermark” (whereby the General Partners do not earn incentive allocations during a particular year even though the fund had a positive return in such year until losses in prior periods are recovered). The total profits and losses allocated to the respective General Partners of the Investment Funds are included in the consolidated net income of Icahn Capital Management LP (“New Icahn Management”) and the General Partners (as either the Onshore GP or Offshore GP act as general partner to the Investment Funds) and are allocated in a manner consistent with the manner in which capital is allocated to the partners of the New Icahn Management and the General Partners as further discussed below. As of January 1, 2008, New Icahn Management distributed its net assets to Icahn Capital LP (“Icahn Capital”). Icahn Capital is the general partner of Icahn Onshore GP and Icahn Offshore GP.

Partners’ Capital — Investment Management

Icahn Capital, New Icahn Management, and the General Partners are each organized as a limited partnership formed pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act. As discussed above, effective January 1, 2008, New Icahn Management distributed its net assets to Icahn Capital. Limited partner interests have been granted in the General Partners to allow certain employees and individuals to participate in a share of the special profits interest allocations and incentive allocations earned by the General Partners.

Icahn Capital, New Icahn Management and the General Partners, individually, intend to be treated as partnerships for federal income tax purposes, and as such shall maintain a capital account for each of their partners. Each partner of the General Partners will be allocated an amount of special profits interest allocations and incentive allocations subject to, and as determined by, the provisions of such limited partner’s agreements with each of the General Partners. Special profits interest allocations and incentive allocations not allocated to the limited partners per their respective agreements are generally allocated to the general partners. Other partnership profits and losses of Icahn Capital and each of the General Partners are generally allocated among the respective partners in Icahn Capital and each of the General Partners pro rata in accordance with their capital accounts.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

2. Summary of Significant Accounting Policies  – (continued)

Income allocations to all partners in each of the General Partners, except the general partner entity, are accounted for as compensation expense as more fully described in Note 11, “Compensation Arrangements.” All amounts allocated to these partners’ capital accounts and their respective capital contributions are included in accounts payable and accrued expenses and other liabilities on the consolidated balance sheet until those amounts are paid out in accordance with the terms of each respective partner’s agreement. Payments made to the respective general partner and any limited partner interests held by Mr. Icahn are treated as equity distributions.

Accounting for the Acquisition and Disposition of Entities Under Common Control

Acquisitions of entities under common control are reflected in a manner similar to pooling of interests. The Company’s capital account is charged or credited for the difference between the consideration Icahn Enterprises pays for the entity and the related entity’s basis prior to acquisition. Net gains or losses of an acquired entity prior to its acquisition date are allocated to the Company’s capital account. In allocating gains and losses upon the sale of a previously acquired common control entity, Icahn Enterprises allocates a gain or loss for financial reporting purposes by first restoring the Company’s capital account for the cumulative charges or credits relating to prior periods recorded at the time of acquisition and then allocating the remaining gain or loss among the Company, as general partner, and limited partners in accordance with their respective percentages under Icahn Enterprises’ Amended and Restated Agreement of Limited Partnership dated as of May 12, 1987, as amended from time to time (together with the partnership agreement of Icahn Enterprises Holdings, the “Partnership Agreement”) (i.e., 98.01% to the limited partners and 1.99% to the Company).

General Partnership Interest of Icahn Enterprises

The Company’s capital account generally consists of its cumulative share of Icahn Enterprises’ net income less cash distributions plus capital contributions. Additionally, in acquisitions of common control companies accounted for at historical cost similar to a pooling of interests, the Company’s capital account would be charged (or credited) in a manner similar to a distribution (or contribution) for the excess (or deficit) of the fair value of consideration paid over historical basis in the business acquired.

Capital Accounts, as defined under the Partnership Agreement, are maintained for the Company, as general partner, and the limited partners of Icahn Enterprises. The capital account provisions of the Partnership Agreement incorporate principles established for U.S. federal income tax purposes and are not comparable to the equity accounts reflected under U.S. GAAP in our consolidated balance sheet. Under the Partnership Agreement, the Company, as general partner, is required to make additional capital contributions to Icahn Enterprises upon the issuance of any additional depositary units in order to maintain a capital account balance equal to 1.99% of the total capital accounts of all partners.

Generally, net earnings for U.S. federal income tax purposes are allocated 1.99% and 98.01% between the Company, as general partner, and the limited partners of Icahn Enterprises, respectively, in the same proportion as aggregate cash distributions made to the general partner and the limited partners during the period. This is generally consistent with the manner of allocating net income under our Partnership Agreement; however, it is not comparable to the allocation of net income reflected in our consolidated balance sheet.

Pursuant to the Partnership Agreement, in the event of Icahn Enterprises’ dissolution, after satisfying its liabilities, its remaining assets would be divided among its limited partners and the Company, as general partner, in accordance with their respective percentage interests under the Partnership Agreement (i.e., 98.01% to the limited partners and 1.99% to the general partner). If a deficit balance still remains in the Company’s capital account after all allocations are made between the partners, the Company, as general partner, would not be required to make whole any such deficit.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

2. Summary of Significant Accounting Policies  – (continued)

Income Taxes

Except as described below, no provision has been made for federal, state, local or foreign income taxes on the results of operations generated by partnership activities, as such taxes are the responsibility of the partners. Provision has been made for federal, state, local or foreign income taxes on the results of operations generated by our corporate subsidiaries and these are reflected within continuing and discontinued operations. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets are limited to amounts considered to be realizable in future periods. A valuation allowance is recorded against deferred tax assets if management does not believe that we have met the “more likely than not” standard to allow recognition of such an asset.

U.S. GAAP provides that the tax effects from an uncertain tax position can be recognized only if the position is “more-likely-than-not” to be sustained if the position were to be challenged by a taxing authority. The assessment of the tax position is based solely on the technical merits of the position, without regard to the likelihood that the tax position may be challenged. If an uncertain tax position meets the “more-likely-than-not” threshold, the largest amount of tax benefit that is greater than 50 percent likely to be recognized upon ultimate settlement with the taxing authority is recorded. See Note 13, “Income Taxes,” for additional information.

Icahn Enterprises GP has elected, under applicable provision of the Code, to report its income for federal income tax purposes as a Subchapter S corporation. A stockholder will report its respective share of the net taxable income or loss on its personal tax returns. Accordingly, no liability has been accrued for current or deferred federal income taxes related to the operation of the company in the accompanying balance sheet at the general partner level.

Compensation Arrangements

U.S. GAAP requires that public entities to record non-cash compensation expense related to payment for employee services by an equity award, such as stock options, in their financial statements over the requisite service period and value such equity awards based on fair-value methods. See Note 11, “Compensation Arrangements,” for further discussion regarding compensation arrangements of our Investment Management and Automotive segments.

Environmental Liabilities

We recognize environmental liabilities when a loss is probable and reasonably estimable. Such accruals are estimated based on currently available information, existing technology and enacted laws and regulations. Such estimates are based primarily upon the estimated cost of investigation and remediation required and the likelihood that other potentially responsible parties will be able to fulfill their commitments at the sites where we may be jointly and severally liable with such parties. We regularly evaluate and revise estimates for environmental obligations based on expenditures against established reserves and the availability of additional information.

Foreign Currency Translation

Translation adjustments of international subsidiaries for which the local currency is the functional currency are reflected in the consolidated balance sheet as a component of accumulated other comprehensive income. Deferred taxes are not provided on translation adjustments as the earnings of the subsidiaries are considered to be permanently reinvested.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

2. Summary of Significant Accounting Policies  – (continued)

Adoption of New Accounting Standards Updates

In July 2009, the FASB released the authoritative version of the FASB ASC as the single source of authoritative generally accepted accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. The FASB ASC supersedes all existing accounting standard documents recognized by the FASB. Rules and interpretative releases of the SEC under federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All other non-SEC accounting literature not included in the FASB ASC will be considered non-authoritative. The FASB ASC is effective for interim and annual periods ending after September 15, 2009. The adoption of the FASB ASC had no impact on our consolidated balance sheet. We have prepared our balance sheet and related footnotes in accordance with U.S. GAAP as required by the FASB ASC.

In December 2007, the FASB issued new guidance which requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company in the consolidated balance sheet within the equity section but separate from the company’s equity; changes in ownership interest be accounted for similarly as equity transactions; and, when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. The provisions of this new guidance were applied prospectively as of January 1, 2009. We adopted the provisions of this new guidance as of January 1, 2009 with the presentation and disclosure requirements as discussed above reflected in our consolidated balance sheet.

Recently Issued Accounting Standards

In December 2009, the FASB issued amended standards for determining whether to consolidate a VIE. This new standard affects all entities currently within the scope of the Consolidation Topic of the FASB ASC, as well as qualifying special-purpose entities that are currently excluded from the scope of the Consolidation Topic of the FASB ASC. This new standard amends the evaluation criteria to identify the primary beneficiary of the VIE and requires ongoing reassessment of whether an enterprise is the primary beneficiary of such VIEs. This new standard is effective as of the beginning of the first fiscal year beginning after November 15, 2009. The adoption of this new standard will not have a material impact on our consolidated balance sheet.

3. Operating Units

a. Investment Management

On August 8, 2007, Icahn Enterprises entered into a Contribution and Exchange Agreement (the “Contribution Agreement”) with CCI Offshore Corp., CCI Onshore Corp., Icahn Management, a Delaware limited partnership, and Mr. Icahn. Pursuant to the Contribution Agreement, Icahn Enterprises acquired the general partnership interests in Icahn Onshore LP (the “Onshore GP”) and Icahn Offshore LP (the “Offshore GP” and, together with the Onshore GP, the “General Partners”), acting as general partners of Onshore Fund and the Offshore Master Funds, respectively. Icahn Enterprises also acquired the general partnership interest in New Icahn Management, a Delaware limited partnership.

In addition to providing investment advisory services to the Private Funds, the General Partners provide or cause their affiliates to provide certain administrative and back office services to the Private Funds. The General Partners do not provide such services to any other entities, individuals or accounts. Interests in the Private Funds are offered only to certain sophisticated and qualified investors on the basis of exemptions from the registration requirements of the federal securities laws and are not publicly available.

The “Offshore Master Funds” consist of (i) Icahn Partners Master Fund LP, (ii) Icahn Partners Master Fund II L.P. and (iii) Icahn Partners Master Fund III L.P. The Onshore Fund and the Offshore Master Funds are collectively referred to herein as the “Investment Funds.” In addition, as discussed elsewhere within the notes to the

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NOTES TO CONSOLIDATED BALANCE SHEET

3. Operating Units  – (continued)

consolidated balance sheet, the “Offshore Funds” consist of (i) Icahn Fund Ltd. (referred to herein as the Offshore Fund), (ii) Icahn Fund II Ltd. and (iii) Icahn Fund III Ltd. The Offshore GP also acts as general partner of a fund formed as a Cayman Islands exempted limited partnership that invests in the Offshore Master Funds. This fund, together with other funds that also invest in the Offshore Master Funds, constitute the “Feeder Funds” and, together with the Investment Funds, are referred to herein as the “Private Funds.”

As of December 31, 2009, the full Target Special Profits Interest Amount was $154 million, which includes a carry-forward Target Special Profits Interest Amount of $70 million from December 31, 2008, a Target Special Profits Interest Amount for the fiscal year ended December 31, 2009 (“fiscal 2009”) of $54 million and a hypothetical return on the full Target Special Profits Interest Amount from the Investment Funds of $30 million. The full Target Special Profits Interest Amount of $154 million at December 31, 2009 was allocated to the General Partners at December 31, 2009.

b. Automotive

Icahn Enterprises conducts its Automotive segment through its majority ownership in Federal-Mogul. Federal-Mogul is a leading global supplier of technology and innovation in vehicle and industrial products for fuel economy, alternative energies, environment and safety systems. Federal-Mogul serves the world’s foremost original equipment manufacturers (“OEM”) of automotive, light commercial, heavy-duty, industrial, agricultural, aerospace, marine, rail and off-road vehicles, as well as the worldwide aftermarket. As of December 31, 2009, Federal-Mogul is organized into four product groups: Powertrain Energy, Powertrain Sealing and Bearings, Vehicle Safety and Protection, and Global Aftermarket.

Federal-Mogul believes that its sales are well-balanced between OEM and aftermarket, as well as domestic and international markets. Federal-Mogul’s customers include the world’s largest light and commercial vehicle OEMs and major distributors and retailers in the independent aftermarket. Federal-Mogul has operations in established markets, such as Canada, France, Germany, Italy, Japan, Spain, the United Kingdom and the United States, and emerging markets, including Brazil, China, Czech Republic, Hungary, India, Korea, Mexico, Poland, Russia, Thailand and Turkey. The attendant risks of Federal-Mogul’s international operations are primarily related to currency fluctuations, changes in local economic and political conditions and changes in laws and regulations.

Federal-Mogul is a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and files annual, quarterly and current reports. Each of these reports is separately filed with the SEC and is publicly available at www.sec.gov.

Acquisition History

On July 3, 2008, pursuant to a stock purchase agreement with Thornwood Associates Limited Partnership (“Thornwood”) and Thornwood’s general partner, Barberry Corp. (“Barberry”), Icahn Enterprises acquired a majority interest in Federal-Mogul for an aggregate price of $862,750,000 (or $17.00 per share, which represented a discount to Thornwood’s purchase price of such shares). Thornwood and Barberry are wholly owned by Mr. Icahn. Prior to Icahn Enterprises’ majority interest acquisition of Federal-Mogul, Thornwood owned an aggregate of 75,241,924 shares of stock of Federal-Mogul (“Federal-Mogul Shares.”) Thornwood had acquired such shares as follows: (i) 50,100,000 Federal-Mogul Shares pursuant to the exercise of two options on February 25, 2008 acquired in December 2007 from the Federal-Mogul Asbestos Personal Injury Trust; and (ii) 25,141,924 Federal-Mogul Shares pursuant to and in connection with Federal-Mogul’s Plan of Reorganization under Chapter 11 of the United States Code, which became effective on December 27, 2007.

On December 2, 2008, Icahn Enterprises acquired an additional 24,491,924 Federal-Mogul Shares from Thornwood, which represented the remaining Federal-Mogul Shares owned by Thornwood. As a result of this transaction, Icahn Enterprises beneficially owns 75,241,924 Federal-Mogul Shares, or 75.7% of the total issued and outstanding capital stock of Federal-Mogul. In consideration of the acquisition of the additional Federal-Mogul

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NOTES TO CONSOLIDATED BALANCE SHEET

3. Operating Units  – (continued)

Shares, Icahn Enterprises issued to Thornwood 4,286,087 of its depositary units (or $153 million based on the opening price of $35.60 on its depositary units on December 2, 2008).

Each of the acquisitions was approved by the audit committee of the independent directors of Icahn Enterprises GP. The audit committee was advised by its own legal counsel and independent financial advisor with respect to the transaction. The audit committee received an opinion from its financial advisor as to the fairness to us, from a financial point of view, of the consideration paid.

Investment in Federal-Mogul

In accordance with U.S. GAAP, assets transferred between entities under common control are accounted for at historical cost similar to a pooling of interests. As of February 25, 2008 (the effective date of control by Thornwood Associates Limited Partnership, or Thornwood and, indirectly, by Mr. Icahn) and thereafter, as a result of the acquisition of a majority interest in Federal-Mogul on July 3, 2008, Icahn Enterprises consolidated the financial position, results of operations and cash flows of Federal-Mogul. Icahn Enterprises evaluated the activity between February 25, 2008 and February 29, 2008 and, based on the immateriality of such activity, concluded that the use of an accounting convenience date of February 29, 2008 was appropriate.

The initial fair values of the assets acquired are based on estimated fair values of Federal-Mogul upon emergence from bankruptcy on December 27, 2007, as modified by Federal-Mogul’s operating results for the period January 1, 2008 through February 29, 2008. Goodwill was increased by $20 million as a result of the required utilization of Thornwood’s underlying basis in such assets. Federal-Mogul recorded impairment charges related to its goodwill in the fourth quarter of fiscal 2008. Accordingly, as of December 31, 2008, Icahn Enterprises had written off $20 million of its goodwill related to the acquisition of the controlling interest in Federal-Mogul in conjunction with Federal-Mogul’s goodwill impairment charges.

History of Federal-Mogul Prior to Acquisition

Federal-Mogul, during December 2007, completed its financial restructuring under Chapter 11 of Title 11 of the United States Code. On December 27, 2007, the Fourth Amended Joint Plan of Reorganization for Debtors and Debtors-in-Possession (as Modified) (the “Plan”) became effective (the “Effective Date”) and, in accordance with the Plan, the predecessor to Federal-Mogul (the “Predecessor Company”) merged with and into New Federal-Mogul Corporation. Pursuant to the merger: (i) the separate corporate existence of the Predecessor Company ceased; (ii) New Federal-Mogul Corporation became the surviving corporation and continues to be governed by the laws of the State of Delaware; and (iii) New Federal-Mogul Corporation was renamed “Federal-Mogul Corporation.”

In accordance with U.S. GAAP, Federal-Mogul was required to adopt fresh-start reporting effective upon emergence from bankruptcy on December 27, 2007. Upon adoption of fresh-start reporting, the recorded amounts of assets and liabilities were adjusted to reflect their estimated fair values.

The Bankruptcy Court confirmed the Plan based upon a reorganization value of Federal-Mogul between $4,369 million and $4,715 million, which was estimated using various valuation methods, including (i) a comparison of Federal-Mogul and its projected performance to the market values of comparable companies; (ii) a review and analysis of several recent transactions of companies in similar industries to Federal-Mogul; and (iii) a calculation of the present value of the future cash flows of Federal-Mogul under its projections. Based upon a reevaluation of relevant factors used in determining the range of reorganization value and updated expected cash flow projections, Federal-Mogul concluded that $4,369 million should be used for fresh-start reporting purposes as it most closely approximated fair value.

In accordance with fresh-start reporting, Federal-Mogul’s reorganization value has been allocated to existing assets using the measurement applicable U.S. GAAP guidance. In addition, liabilities, other than deferred taxes,

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NOTES TO CONSOLIDATED BALANCE SHEET

3. Operating Units  – (continued)

have been recorded at the present value of amounts estimated to be paid. The excess of reorganization value over the value of net tangible and identifiable intangible assets and liabilities was recorded as goodwill.

Other

Restructuring

Federal-Mogul’s restructuring charges are comprised of two types: employee costs (contractual termination benefits) and facility closure costs. Termination benefits are recorded when it is probable that employees will be entitled to benefits and the amounts can be reasonably estimated. Estimates of termination benefits are based on the frequency of past termination benefits, the similarity of benefits under the current and prior plans, and the existence of statutory required minimum benefits. Facility closure and other costs are recorded when the liability is incurred.

Estimates of restructuring expenses are based on information available at the time such charges are recorded. In certain countries where Federal-Mogul operates, statutory requirements include involuntary termination benefits that extend several years into the future. Accordingly, severance payments continue well past the date of termination at many international locations. Thus, these programs appear to be ongoing when, in fact, terminations and other activities under these programs have been substantially completed. Federal-Mogul expects that future savings resulting from execution of its restructuring programs will generally result in full pay back within 36 months.

Due to the inherent uncertainty involved in estimating restructuring expenses, actual amounts paid for such activities may differ from amounts initially estimated. Accordingly, previously recorded reserves of $47 million for fiscal 2009 were reversed. Such reversal results from: changes in estimated amounts to accomplish previously planned activities; changes in expected outcome (based on historical practice) of negotiations with labor unions, which reduced the level of originally committed actions; newly implemented government employment programs, which lowered the expected cost; and changes in approach to accomplish restructuring activities.

Federal-Mogul expects to finance these restructuring programs over the next several years through cash generated from its ongoing operations or through cash available under its existing credit facility, subject to the terms of applicable covenants. Federal-Mogul does not expect that the execution of these programs will have an adverse impact on its liquidity position. Federal-Mogul’s restructuring activities are undertaken as necessary to execute its strategy and streamline operations, consolidate and take advantage of available capacity and resources, and ultimately achieve net cost reductions. Restructuring activities include efforts to integrate and rationalize Federal-Mogul’s businesses and to relocate manufacturing operations to best cost markets. These activities generally fall into one of the following categories:

•	Closure of Facilities and Relocation of Production — in connection with Federal-Mogul’s strategy, certain operations have been closed and related production relocated to best cost countries or to other locations with available capacity.
•	Consolidation of Administrative Functions and Standardization of Manufacturing Processes — as part of its productivity strategy, Federal-Mogul has acted to consolidate its administrative functions to reduce selling, general and administrative costs and change its manufacturing processes to improve operating efficiencies through standardization of processes.

An unprecedented downturn in the global automotive industry and global financial markets led Federal-Mogul to announce, in September and December 2008, certain restructuring actions, herein referred to as “Restructuring 2009,” designed to improve operating performance and respond to increasingly challenging conditions in the global automotive market. It was anticipated that this plan would reduce Federal-Mogul’s global workforce by approximately 8,600 positions when compared with the workforce as of September 30, 2008. For fiscal 2009, Federal-Mogul recorded $32 million in net restructuring expenses associated with Restructuring 2009 and other restructuring programs, of which $30 million were employee costs, and $2 million were facility closure costs. The

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NOTES TO CONSOLIDATED BALANCE SHEET

3. Operating Units  – (continued)

facility closure costs were paid within the year of incurrence and there were no reversals. Federal-Mogul expects to incur additional restructuring expense, primarily related to facility closure costs, up to $6 million through fiscal 2010, of which $4 million are expected to be facility closure costs and $2 million are expected to be employee-related costs. Because the majority of the Restructuring 2009 costs are related to severance expenses, such activities are expected to yield future annual savings at least equal to the incurred costs.

Federal-Mogul expects to finance its restructuring programs over the next several years through cash generated from its ongoing operations or through cash available under its debt agreements, subject to the terms of applicable covenants. Federal-Mogul does not expect that the execution of these programs will have an adverse impact on its liquidity position.

As of December 31, 2008, the accrued liability balance relating to restructuring programs was $113 million. During fiscal 2009, Federal-Mogul incurred $79 million, reversed $47 million and paid $94 million of restructuring charges. As of December 31, 2009, the accrued liability balance was $55 million, which includes $4 million of foreign currency adjustments and is included in accrued expenses and other liabilities in our consolidated balance sheet.

Total cumulative restructuring charges related to Restructuring 2009 through December 31, 2009 were $158 million.

Impairment

Our Automotive segment recorded total impairment charges of $17 million for the fiscal year ended December 31, 2009, as follows:

Year Ended December 31, 2009
Property, plant and equipment	$20
Goodwill	(3)
$17

Federal-Mogul recorded impairment charges of $20 million for fiscal 2009 to adjust property, plant and equipment to its estimated fair values. In recording the impairment charges, Federal-Mogul compared estimated net realizable values of property, plant and equipment based on future undiscounted cash flows to its current carrying values. Federal-Mogul determined the fair value of the assets by applying a probability weighted, expected present value technique to the estimated future cash flows.

c. Metals

On November 5, 2007, Icahn Enterprises acquired all of the issued and outstanding capital stock of PSC Metals, Inc. (“PSC Metals”) for a total consideration of $335 million in cash. Icahn Enterprises conducts its Metals segment through its indirect wholly owned subsidiary, PSC Metals. PSC Metals collects industrial and obsolete scrap metal, processes it into reusable forms and supplies the recycled metals to its customers including electric-arc furnace mills, integrated steel mills, foundries, secondary smelters and metals brokers. PSC Metals’ ferrous products include shredded, sheared and bundled scrap metal and other purchased scrap metal such as turnings (steel machining fragments), cast furnace iron and broken furnace iron. PSC Metals also processes non-ferrous metals including aluminum, copper, brass, stainless steel and nickel-bearing metals. Non-ferrous products are a significant raw material in the production of aluminum and copper alloys used in manufacturing. PSC Metals also operates a secondary products business that includes the supply of secondary plate and structural grade pipe that is sold into niche markets for counterweights, piling and foundations, construction materials and infrastructure end-markets.

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NOTES TO CONSOLIDATED BALANCE SHEET

3. Operating Units  – (continued)

d. Real Estate

Our Real Estate segment consists of rental real estate, property development and resort activities.

As of December 31, 2009, we owned 30 rental real estate properties. Our property development operations are run primarily through Bayswater, a real estate investment, management and development subsidiary that focuses primarily on the construction and sale of single-family and multi-family homes, lots in subdivisions and planned communities and raw land for residential development. Our New Seabury development property in Cape Cod, Massachusetts and our Grand Harbor and Oak Harbor development property in Vero Beach, Florida each include land for future residential development of approximately 327 and 870 units of residential housing, respectively. Both developments operate golf and resort operations as well.

Our Real Estate operations compares the carrying value of its real estate portfolio, which includes commercial property for rent and residential property for current and future development, to its estimated realizable value to determine if its carrying costs will be recovered. In cases where our Real Estate operations do not expect to recover its carrying cost, an impairment charge is recorded as an expense and a reduction in the carrying cost of the asset. In developing assumptions as to estimated realizable value, our Real Estate operations consider current and future house prices, construction and carrying costs and sales absorptions for its residential inventory and current and future rental rates for its commercial properties.

Our Real Estate operations recorded an impairment charge of $2 million for fiscal 2009. The impairment charge was primarily attributable to inventory units at the Grand Harbor and Oak Harbor, Florida division.

During the second quarter of fiscal 2009, our Real Estate operations became aware that certain subcontractors had installed defective drywall manufactured in China (referred to herein as “Chinese drywall”) in a few of our Florida homes. Defective Chinese drywall appears to be an industry-wide issue as other homebuilders have publicly disclosed that they are experiencing problems related to defective Chinese drywall. Based on our assessment, we believe that only a limited number of previously constructed homes contain defective Chinese drywall. We believe the costs to repair homes containing defective Chinese drywall will be immaterial.

As of December 31, 2009, $110 million of the net investment in financing leases, net real estate leased to others and resort properties, which is included in property, plant and equipment, net, were pledged to collateralize the payment of nonrecourse mortgages payable.

The following is a summary of the anticipated future receipts of the minimum lease payments receivable under the financing and operating method at December 31, 2009 (in millions of dollars):

Year	Amount
2010	$50
2011	50
2012	50
2013	50
2014	47
Thereafter	295
$542

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NOTES TO CONSOLIDATED BALANCE SHEET

3. Operating Units  – (continued)

e. Home Fashion

We conduct our Home Fashion segment through our majority ownership in WPI, a manufacturer and distributor of home fashion consumer products. WPI is engaged in the business of manufacturing, sourcing, marketing and distributing bed and bath home fashion products, including, among others, sheets, pillowcases, comforters, blankets, bedspreads, pillows, mattress pads, towels and related products. WPI recognizes revenue primarily through the sale of home fashion products to a variety of retail and institutional customers. In addition, WPI receives a small portion of its revenues through the licensing of its trademarks.

Acquisition History

On August 8, 2005, Icahn Enterprises acquired 13.2 million, or 67.7%, of the 19.5 million outstanding common shares of WPI. Pursuant to the asset purchase agreement between WPI and WestPoint Stevens Inc. (“WPS”), rights to subscribe for an additional 10.5 million shares of common stock at a price of $8.772 per share, or the rights offering, were allocated among former creditors of WPS. Depending upon the extent to which the other holders exercise certain subscription rights, Icahn Enterprises may acquire additional shares and may beneficially own between 15.7 million and 23.7 million shares of WPI common stock representing between 52.3% and 79.0% of the 30.0 million common shares that would then be outstanding.

On December 20, 2006, Icahn Enterprises acquired: (a) 1,000,000 shares of Series A-1 Preferred Stock of WPI for a purchase price of $100 per share, for an aggregate purchase price of $100.0 million, and (b) 1,000,000 shares of Series A-2 Preferred Stock of WPI for a purchase price of $100 per share, for an aggregate purchase price of $100.0 million. Each of the Series A-1 and Series A-2 Preferred Stock has a 4.50% annual dividend, which is paid quarterly. For the first two years after issuance, the dividends are to be paid in the form of additional preferred stock. Thereafter, the dividends are to be paid in cash or in additional preferred stock at the option of WPI. Each of the Series A-1 and Series A-2 Preferred Stock is convertible into common shares of WPI at a rate of $10.50 per share, subject to certain anti-dilution provisions; provided, however, that under certain circumstances, $92.1 million of the Series A-2 Preferred Stock may be converted at a rate of $8.772 per share.

As discussed in Note 16, “Commitments and Contingencies,” legal proceedings with respect to the acquisition are ongoing.

Restructuring and Impairment

To improve WPI’s competitive position, WPI management intends to continue to reduce its cost of goods sold by restructuring its operations in the plants located in the United States, increasing production within its non-U.S. facilities and joint venture operations and sourcing goods from lower cost overseas facilities. In the second quarter of fiscal 2008, WPI entered into an agreement with a third party to manage the majority of its U.S. warehousing and distribution operations, which WPI consolidated into its Wagram, North Carolina facility. In April 2009, as part of its ongoing restructuring activities, WPI announced the closure of three of its then remaining four manufacturing facilities located in the United States. In the future, the vast majority of the products currently manufactured or fabricated in these facilities will be sourced from plants located outside of the United States. As of December 31, 2009, $157 million of WPI’s assets were located outside of the United States, primarily in Bahrain.

The amount of accrued restructuring costs at December 31, 2008 was $1 million. WPI incurred $19 million of restructuring charges during fiscal 2009 and paid $19 million of restructuring charges for fiscal 2009. As of December 31, 2009, the accrued liability balance was $1 million, which is included in accrued expenses and other liabilities in our consolidated balance sheet.

Total cumulative restructuring charges from August 8, 2005 (acquisition date) through December 31, 2009 were $77 million.

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NOTES TO CONSOLIDATED BALANCE SHEET

3. Operating Units  – (continued)

WPI incurred a non-cash impairment charge of $8 million for fiscal 2009. Included in this impairment charge was an impairment charge related to WPI’s trademarks of $5 million for fiscal 2009. In recording the impairment charge related to its plants, WPI compared estimated net realizable values of property, plant and equipment to their current carrying values. In recording impairment charge related to its trademarks, WPI compared the fair value of the intangible asset with its carrying value. The estimates of fair value of trademarks are determined using a discounted cash flow valuation methodology referred to as the “relief from royalty” methodology. Significant assumptions inherent in the “relief from royalty” methodology employed include estimates of appropriate marketplace royalty rates and discount rates. WPI’s trademark valuations are evaluated further during its annual testing in the fourth quarter of each fiscal year.

WPI anticipates that restructuring charges will continue to be incurred throughout fiscal 2010. WPI anticipates incurring restructuring costs in fiscal 2010 relating to the current restructuring plan of approximately $11 million, primarily related to the continuing costs of its closed facilities, employee severance, benefits and related costs and transition expenses. Restructuring costs could be affected by, among other things, WPI’s decision to accelerate or delay its restructuring efforts. As a result, actual costs incurred could vary materially from these anticipated amounts.

4. Related Party Transactions

The Partnership Agreement expressly permits Icahn Enterprises to enter into transactions with the Company or any of its affiliates or affiliates of Icahn Enterprises, including, without limitation, buying or selling properties from or to the Company and any of its affiliates or affiliates of Icahn Enterprises and borrowing and lending money from or to Icahn Enterprises or the Company and any of their affiliates, subject to limitations contained in the Partnership Agreement and the Delaware Revised Uniform Limited Partnership Act. The indentures governing Icahn Enterprises’ indebtedness contain certain covenants applicable to transactions with affiliates.

a. Investment Management

Until August 8, 2007, Icahn Management LP (“Icahn Management”) elected to defer most of the management fees from the Offshore Funds and such amounts remain invested in the Offshore Funds. At December 31, 2009, the balance of the deferred management fees payable (included in accrued expenses and other liabilities) by the Offshore Funds to Icahn Management was $125 million.

Effective January 1, 2008, Icahn Capital paid for salaries and benefits of certain employees who may also perform various functions on behalf of certain other entities beneficially owned by Mr. Icahn (collectively, “Icahn Affiliates”), including administrative and investment services. Prior to January 1, 2008, Icahn & Co. LLC paid for such services. Under a separate expense-sharing agreement, Icahn Capital charged Icahn Affiliates $4 million for such services for fiscal 2009. As of December 31, 2009, accrued expenses and other liabilities in the consolidated balance sheet included $1 million to be applied to Icahn Capital’s charges to Icahn Affiliates for services to be provided to them.

In addition, effective January 1, 2008, certain expenses borne by Icahn Capital have been reimbursed by Icahn Affiliates, as appropriate, when such expenses were incurred. The expenses included investment-specific expenses for investments acquired by both the Private Funds and Icahn Affiliates that were allocated based on the amounts invested by each party, as well as investment management-related expenses that were allocated based on estimated usage agreed upon by Icahn Capital and Icahn Affiliates.

Mr. Icahn, along with his affiliates, makes investments in the Private Funds (other than the amounts invested by Icahn Enterprises and its affiliates). These investments are not subject to special profits interest allocations or incentive allocations. As of December 31, 2009, the total fair value of these investments was approximately $1.5 billion.

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NOTES TO CONSOLIDATED BALANCE SHEET

4. Related Party Transactions  – (continued)

b. Administrative Services — Holding Company

For fiscal 2009, Icahn Enterprises paid an affiliate approximately $2 million for the non-exclusive use of office space.

For fiscal 2009, Icahn Enterprises paid $1 million to XO Holdings, Inc., an affiliate, for telecommunications services.

The Holding Company provided certain professional services to an Icahn Affiliate for which it charged approximately $3 million for fiscal 2009. As of December 31, 2009, accrued expenses and other liabilities in the consolidated balance sheet included $1 million to be applied to the Holding Company’s charges to the affiliate for services to be provided to it.

c. Other — Related Party Acquisitions

On January 15, 2010, in two separate transactions, Icahn Enterprises acquired controlling interests in ARI and Viskase, both of which were owned by Mr. Icahn and his affiliates prior to acquisition. See Note 17, “Subsequent Events,” for further discussion of these acquisitions.

5. Investments and Related Matters

a. Investment Management

Investments and securities sold, not yet purchased consist of equities, bonds, bank debt and other corporate obligations, and derivatives, all of which are reported at fair value in our consolidated balance sheet. The following table summarizes the Private Funds’ investments, securities sold, not yet purchased and unrealized gains and losses on derivatives (in millions of dollars):

	December 31, 2009
	Amortized Cost	Fair Value
Investments:
Equity securities	$3,671	$2,908
Corporate debt	1,797	2,015
Mortgage backed securities	140	168
Total investments	$5,608	$5,091
Securities sold, not yet purchased, at fair value:
Equity securities	$1,811	$2,035
Total securities sold, not yet purchased, at fair value	$1,811	$2,035
Unrealized gains on derivative contracts, at fair value (1)	$2	$6
Unrealized losses on derivative contracts, at fair value(2)	$24	$111

(1)	Amounts are included in other assets in our consolidated balance sheet.
(2)	Amounts are included in accrued expenses and other liabilities in our consolidated balance sheet.

The General Partners adopted FASB ASC Section 946.810.45, Financial Services — Investment Companies — Consolidation — Other Presentation Matters, as of January 1, 2007. FASB ASC Section 946.810.45 provides guidance on whether investment company accounting should be retained in the financial statements of a parent entity. Upon the adoption of FASB ASC Section 946.810.45, the General Partners lost their ability to retain specialized accounting. For those investments that (i) were deemed to be available-for-sale securities, (ii) fall

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NOTES TO CONSOLIDATED BALANCE SHEET

5. Investments and Related Matters  – (continued)

outside the scope of Investments-Debt and Equity Securities Topic of the FASB ASC, or (iii) the Private Funds would otherwise account for under the equity method, the Private Funds apply the fair value option. The application of the fair value option is irrevocable.

The Private Funds assess the applicability of equity method accounting with respect to their investments based on a combination of qualitative and quantitative factors, including overall stock ownership of the Private Funds combined with those of affiliates of Icahn Enterprises.

The Private Funds applied the fair value option to certain of its investments that would have otherwise been subject to the equity method of accounting. During the second quarter of fiscal 2009, the Private Funds determined that they no longer had significant influence over these investments based on a combination of qualitative and quantitative factors. As of December 31, 2009, the fair value of these investments was $11 million. For fiscal 2009, the Private Funds recorded a loss of $6 million with respect to these investments.

Investments in Variable Interest Entities

The General Partners consolidate certain VIEs when they are determined to be their primary beneficiary, either directly or indirectly through other consolidated subsidiaries. The assets of the consolidated VIEs are primarily classified within cash and cash equivalents and investments in the consolidated balance sheet. The liabilities of the consolidated VIEs are primarily classified within securities sold, not yet purchased, at fair value, and accrued expenses and other liabilities in the consolidated balance sheet and are non-recourse to the General Partners’ general credit. Any creditors of VIEs do not have recourse against the general credit of the General Partners solely as a result of our including these VIEs in our consolidated balance sheet.

The consolidated VIEs consist of the Offshore Fund and each of the Offshore Master Funds. The Offshore GP sponsored the formation of and manages each of these VIEs and, in some cases, has an investment therein. In evaluating whether the Offshore GP is the primary beneficiary of such VIEs, the Offshore GP has considered the nature and extent of its involvement with such VIEs and whether it absorbs the majority of losses among other variable interest holders, including those variable interest holders who are deemed related parties or de facto agents. In most cases, the Offshore GP was deemed to be the primary beneficiary of such VIEs because it would absorb the majority of expected losses among other variable interest holders and its close association with such VIEs, including the ability to direct the business activities of such VIEs.

The following table presents information regarding interests in VIEs for which the Offshore GP holds a variable interest as of December 31, 2009 (in millions of dollars):

	Offshore GP is the Primary Beneficiary			Offshore GP is Not the Primary Beneficiary
	Net Assets	Offshore GP’s Interests(1)	Pledged Collateral(2)	Net Assets	Offshore GP’s Interests(1)
Offshore Funds and Offshore Master Funds	$2,222	$35	$967	$3,008	$125

(1)	Amount principally represents the Offshore GP’s reinvested incentive allocations and therefore its maximum exposure to loss. Such amounts are subject to the financial performance of the Offshore Funds and Offshore Master Funds and are included in the Offshore GP’s net assets.
(2)	Includes collateral pledged in connection with securities sold, not yet purchased, derivative contracts and collateral held for securities loaned. Pledged amounts may be in excess of margin requirements.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

5. Investments and Related Matters  – (continued)

b. Automotive, Metals, Home Fashion and Holding Company

Investments for Automotive, Metals, Home Fashion and Holding Company consist of the following (in millions of dollars):

	December 31, 2009
	Amortized Cost	Carrying Value
Marketable equity and debt securities – available for sale	$23	$19
Equity method investments and other	250	250
Total investments	$273	$269

c. Automotive

Investments in Non-Consolidated Affiliates

Federal-Mogul maintains investments in 14 non-consolidated affiliates, that are located in China, Germany, India, Italy, Japan, Korea, Turkey, the United Kingdom and the United States. Federal-Mogul’s direct ownership in such affiliates ranges from approximately 1% to 50%. The aggregate investments in these affiliates were $238 million at December 31, 2009. Upon our purchase of the controlling interest in Federal-Mogul, Federal-Mogul’s investments in non-consolidated affiliates were adjusted to estimated fair value during fiscal 2008. These estimated fair values were determined based upon internal and external valuations considering various relevant market rates and transactions, and discounted cash flow valuations methods, among other factors, as further described in Note 3, “Operating Units.”

Federal-Mogul does not hold a controlling interest in an entity based on exposure to economic risks and potential rewards (variable interests) for which it is the primary beneficiary. Further, Federal-Mogul’s joint ventures are businesses established and maintained in connection with its operating strategy and are not special purpose entities.

Federal-Mogul holds a 50% non-controlling interest in a joint venture located in Turkey. This joint venture was established in 1995 for the purpose of manufacturing and marketing automotive parts, including pistons, piston rings, piston pins, and cylinder liners to OE and aftermarket customers. Pursuant to the joint venture agreement, Federal-Mogul’s partner holds an option to put its shares to a subsidiary of Federal-Mogul’s at the higher of the current fair value or at a guaranteed minimum amount. The term of the contingent guarantee is indefinite, consistent with the terms of the joint venture agreement. However, the contingent guarantee would not survive termination of the joint venture agreement.

The guaranteed minimum amount represents a contingent guarantee of the initial investment of the joint venture partner and can be exercised at the discretion of the partner. As of December 31, 2009, the total amount of the contingent guarantee, were all triggering events to occur, approximated $60 million. Federal-Mogul believes that this contingent guarantee is substantially less than the estimated current fair value of the guarantees’ interest in the affiliate. As such, the contingent guarantee does not give rise to a contingent liability and, as a result, no amount is recorded for this guarantee. If this put option were exercised, the consideration paid and net assets acquired would be accounted for in accordance with business combination accounting.

Any value in excess of the guaranteed minimum amount of the put option would be the subject of negotiation between Federal-Mogul and its joint venture partner.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

5. Investments and Related Matters  – (continued)

Federal-Mogul has determined that its investments in Chinese joint venture arrangements are considered to be “limited-lived” as such entities have specified durations ranging from 30 to 50 years pursuant to regional statutory regulations. In general, these arrangements call for extension, renewal or liquidation at the discretion of the parties to the arrangement at the end of the contractual agreement. Accordingly, a reasonable assessment cannot be made as to the impact of such arrangements on the future liquidity position of Federal-Mogul.

6. Fair Value Measurements

U.S. GAAP requires enhanced disclosures about investments that are measured and reported at fair value and has established a hierarchal disclosure framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 — Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level 1 include listed equities and listed derivatives. We do not adjust the quoted price for these investments, even in situations where we hold a large position.

Level 2 — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives.

Level 3 — Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Fair value is determined using comparable market transactions and other valuation methodologies, adjusted as appropriate for liquidity, credit, market and/or other risk factors.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

6. Fair Value Measurements  – (continued)

The following table summarizes the valuation of the Private Funds’ investments by the above fair value hierarchy levels measured on a recurring basis as of December 31, 2009 (in millions of dollars):

Investment Management

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets
Investments:
Equity securities	$2,875	$33	$—	$2,908
Corporate debt	—	1,787	228	2,015
Mortgage backed securities	—	168	—	168
	2,875	1,988	228	5,091
Unrealized gains on derivative contracts(1)	—	6	—	6
	$2,875	$1,994	$228	$5,097
Liabilities
Securities sold, not yet purchased:
Equity securities	$2,035	$—	$—	$2,035
Unrealized losses on derivative contracts(2)	—	111	—	111
	$2,035	$111	$—	$2,146

(1)	Amounts are classified within other assets in our consolidated balance sheet.
(2)	Amounts are classified within accrued expenses and other liabilities in our consolidated balance sheet.

The changes in investments measured at fair value for which the Investment Management operations has used Level 3 inputs to determine fair value are as follows (in millions of dollars):

2009
Balance at January 1	$56
Realized and unrealized losses, net	(56)
Purchases, net	228
Balance at December 31	$228

Automotive, Holding Company and Other

The following table summarizes the valuation of our Automotive, Holding Company and other operations’ investments by the above fair value hierarchy levels measured on a recurring basis as of December 31, 2009 (in millions of dollars):

	December 31, 2009
	Level 1	Level 2	Total
Assets
Marketable equity and debt securities	$19	$—	$19
Derivative financial instruments(1)	—	13	13
	$19	$13	$32
Liabilities(2)
Derivative financial instruments	$—	$51	$51
Unrealized losses on derivative contracts	—	—	—
	$—	$51	$51

(1)	Amounts are classified within other assets in our consolidated balance sheet.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

6. Fair Value Measurements  – (continued)

(2)	Amounts are classified within accrued expenses and other liabilities in our consolidated balance sheet.

The following table presents Federal-Mogul’s defined benefit plan assets measured at fair value on a recurring basis as of December 31, 2009:

	Total	Level 1	Level 2
	(Millions of Dollars)
U.S. Plans:
Investments with Registered Investment Companies:
Equity securities	$448	$448	$—
Fixed income securities	142	142	—
	$590	$590	$—
Non-U.S. Plans:
Insurance contracts	$32	$—	$32
Investments with Registered Investment Companies:
Fixed income securities	8	8	—
Equity securities	1	1	—
Government bonds	2	—	2
Equity securities	1	1	—
Cash	1	1	—
	$45	$11	$34

In addition to items that are measured at fair value on a recurring basis, there are also assets and liabilities that are measured at fair value on a nonrecurring basis. As these assets and liabilities are not measured at fair value on a recurring basis, they are not included in the tables above. Assets and liabilities that are measured at fair value on a nonrecurring basis include certain long-lived assets (see Notes 3, “Operating Units,” and Note 8, “Goodwill and Intangible Assets, Net”), investments in non-consolidated affiliates (see Note 5, “Investment and Related Matters — Automotive”) and CARO (see Note 16, “Commitments and Contingencies”). We determined that the fair value measurements included in each of these assets and liabilities rely primarily on our assumptions as unobservable inputs that are not publicly available. As such, we have determined that each of these fair value measurements reside within Level 3 of the fair value hierarchy.

7. Financial Instruments

Certain derivative contracts executed by the Private Funds with a single counterparty or by our Automotive operations with a single counterparty are reported on a net-by counterparty basis where a legal right of offset exists under an enforceable netting agreement. Values for the derivative financial instruments, principally swaps, forwards, over-the-counter options and other conditional and exchange contracts are reported on a net-by-counterparty basis. As a result, the net exposure to counterparties is reported in either other assets or accrued expenses and other liabilities in our consolidated balance sheet.

a. Investment Management and Holding Company

The Private Funds currently maintain cash deposits and cash equivalents with major financial institutions. Certain account balances may not be covered by the Federal Deposit Insurance Corporation, while other accounts may exceed federally insured limits. The Onshore Fund and the Offshore Master Funds have prime broker arrangements in place with multiple prime brokers as well as a custodian bank. These financial institutions are members of major securities exchanges. The Onshore Fund and Offshore Master Funds also have relationships with several financial institutions with which they trade derivative and other financial instruments.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

7. Financial Instruments  – (continued)

In the normal course of business, the Private Funds trade various financial instruments and enter into certain investment activities, which may give rise to off-balance-sheet risk. Currently, the Private Funds’ investments include futures, options, credit default swaps and securities sold, not yet purchased. These financial instruments represent future commitments to purchase or sell other financial instruments or to exchange an amount of cash based on the change in an underlying instrument at specific terms at specified future dates. Risks arise with these financial instruments from potential counterparty non-performance and from changes in the market values of underlying instruments.

Securities sold, not yet purchased, at fair value represent obligations of the Private Funds to deliver the specified security, thereby creating a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Private Funds’ satisfaction of the obligations may exceed the amount recognized in the consolidated balance sheet. The Private Funds’ investments in securities and amounts due from brokers are partially restricted until the Private Funds satisfy the obligation to deliver the securities sold, not yet purchased.

The Private Funds enter into derivative contracts, including swap contracts, futures contracts and option contracts with the objective of capital appreciation or as economic hedges against other securities or the market as a whole. The Private Funds also enter into foreign currency derivative contracts to economically hedge against foreign currency exchange rate risks on all or a portion of their non-U.S. dollar denominated investments.

The Private Funds and the Holding Company have entered into various types of swap contracts with other counterparties. These agreements provide that they are entitled to receive or are obligated to pay in cash an amount equal to the increase or decrease, respectively, in the value of the underlying shares, debt and other instruments that are the subject of the contracts, during the period from inception of the applicable agreement to its expiration. In addition, pursuant to the terms of such agreements, they are entitled to receive other payments, including interest, dividends and other distributions made in respect of the underlying shares, debt and other instruments during the specified time frame. They are also required to pay to the counterparty a floating interest rate equal to the product of the notional amount multiplied by an agreed-upon rate, and they receive interest on any cash collateral that they post to the counterparty at the federal funds or LIBOR rate in effect for such period.

The Private Funds trade futures contracts. A futures contract is a firm commitment to buy or sell a specified quantity of a standardized amount of a deliverable grade commodity, security, currency or cash at a specified price and specified future date unless the contract is closed before the delivery date. Payments (or variation margin) are made or received by the Private Funds each day, depending on the daily fluctuations in the value of the contract, and the whole value change is recorded as an unrealized gain or loss by the Private Funds. When the contract is closed, the Private Funds record a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

The Private Funds utilize forward contracts to seek to protect their assets denominated in foreign currencies from losses due to fluctuations in foreign exchange rates. The Private Funds’ exposure to credit risk associated with non-performance of forward foreign currency contracts is limited to the unrealized gains or losses inherent in such contracts, which are recognized in unrealized gains or losses on derivative, futures and foreign currency contracts, at fair value in the consolidated balance sheet.

The Private Funds may also purchase and write option contracts. As a writer of option contracts, the Private Funds receive a premium at the outset and then bear the market risk of unfavorable changes in the price of the underlying financial instrument. As a result of writing option contracts, the Private Funds are obligated to purchase or sell, at the holder’s option, the underlying financial instrument. Accordingly, these transactions result in off-balance-sheet risk, as the Private Funds’ satisfaction of the obligations may exceed the amount recognized in the consolidated balance sheet. At December 31, 2009, the maximum payout amounts relating to written put options were $268 million.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

7. Financial Instruments  – (continued)

Certain terms of the Private Funds’ contracts with derivative counterparties, which are standard and customary to such contracts, contain certain triggering events that would give the counterparties the right to terminate the derivative instruments. In such events, the counterparties to the derivative instruments could request immediate payment on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on December 31, 2009 is $111 million.

At December 31, 2009, the Private Funds had approximately $436 million posted as collateral for derivative positions, including those derivative instruments with credit-risk-related contingent features; these amounts are included in cash held at consolidated affiliated partnerships and restricted cash within our consolidated balance sheet.

U.S. GAAP requires the disclosure of information about obligations under certain guarantee arrangements. Such guarantee arrangements requiring disclosure include contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity’s failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Private Funds have entered into certain derivative contracts, in the form of credit default swaps, which meet the accounting definition of a guarantee, whereby the occurrence of a credit event with respect to the issuer of the underlying financial instrument may obligate the Private Funds to make a payment to the swap counterparties. As of December 31, 2009, the Private Funds have entered into such credit default swaps with a maximum notional amount of approximately $164 million, with terms of approximately three years as of December 31, 2009. We estimate that our maximum exposure related to these credit default swaps approximates 33.8% of such notional amounts as of December 31, 2009.

The following table presents the notional amount, fair value, underlying referenced credit obligation type and credit ratings for derivative contracts in which the Private Funds are assuming risk (in millions of dollars):

	December 31, 2009		Underlying Reference Obligation
Credit Derivative Type Derivative Risk Exposure	Notional Amount	Fair Value
Single name credit default swaps:
Investment grade risk exposure	$—	$—	Corporate Credit
Below investment grade risk exposure	164	(16)	Corporate Credit
	$164	$(16)

The following table presents the fair values of the Private Funds’ derivatives (in millions of dollars):

	Asset Derivatives(1)	Liability Derivatives(2)
Derivatives Not Designated as Hedging Instruments	December 31, 2009	December 31, 2009
Interest rate contracts	$—	$—
Foreign exchange contracts	—	—
Equity contracts	9	—
Credit contracts	26	140
Sub-total	35	140
Netting across contract types(3)	(29)	(29)
Total(4)	$6	$111

(1)	Net asset derivatives are located within other assets in our consolidated balance sheet.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

7. Financial Instruments  – (continued)

(2)	Net liability derivatives are located within accrued expenses and other liabilities in our consolidated balance sheet.
(3)	Represents the netting of receivables balances with payable balances for the same counterparty across contract types pursuant to netting agreements.
(4)	Excludes netting of cash collateral received and posted. The total collateral posted at December 31, 2009 was approximately $436 million across all counterparties.

Each Private Fund’s assets may be held in one or more accounts maintained for the Private Fund by its prime broker or at other brokers or custodian banks, which may be located in various jurisdictions. The prime broker and custodian banks are subject to various laws and regulations in the relevant jurisdictions in the event of their insolvency. Accordingly, the practical effect of these laws and their application to the Fund’s assets may be subject to substantial variations, limitations and uncertainties. The insolvency of any of the prime brokers, custodian banks or clearing corporations may result in the loss of all or a substantial portion of the Private Fund’s assets or in a significant delay in the Private Fund having access to those assets.

Credit concentrations may arise from investment activities and may be impacted by changes in economic, industry or political factors. The Private Funds routinely execute transactions with counterparties in the financial services industry, resulting in credit concentration with respect to this industry. In the ordinary course of business, the Private Funds may also be subject to a concentration of credit risk to a particular counterparty.

The Private Funds seek to mitigate these risks by actively monitoring exposures, collateral requirements and the creditworthiness of our counterparties.

b. Automotive

Federal-Mogul manufactures and sells its products in North America, South America, Asia, Europe and Africa. As a result, Federal-Mogul’s financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets in which Federal-Mogul manufactures and sells its products. Federal-Mogul’s operating results are primarily exposed to changes in exchange rates between the U.S. dollar and European currencies. Federal-Mogul generally tries to use natural hedges within its foreign currency activities, including the matching of revenues and costs, to minimize foreign currency risk. Where natural hedges are not in place, Federal-Mogul considers managing certain aspects of its foreign currency activities and larger transactions through the use of foreign currency options or forward contracts. Principal currencies hedged have historically included the euro, British pound, Japanese yen and Canadian dollar. Federal-Mogul had notional values of approximately $10 million of foreign currency hedge contracts outstanding at December 31, 2009 that were designated as hedging instruments for accounting purposes. Immaterial unrealized net losses were recorded in accumulated other comprehensive loss as of December 31, 2009. No hedge ineffectiveness was recognized during fiscal 2009.

During fiscal 2008, Federal-Mogul entered into a series of five-year interest rate swap agreements with a total notional value of $1,190 million to hedge the variability of interest payments associated with its variable-rate term loans. Through these swap agreements, Federal-Mogul has fixed its base interest and premium rate at a combined average interest rate of approximately 5.37% on the hedged principal amount of $1,190 million. As of December 31, 2009, unrealized net losses of $50 million were recorded in accumulated other comprehensive loss as a result of these hedges. No hedge ineffectiveness was recognized for fiscal 2009.

These interest rate swaps reduce Federal-Mogul’s overall interest rate risk. However, due to the remaining outstanding borrowings on Federal-Mogul’s debt agreements that continue to have variable interest rates, management believes that interest rate risk to Federal-Mogul could be material if there are significant adverse changes in interest rates.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

7. Financial Instruments  – (continued)

Federal-Mogul’s production processes are dependent upon the supply of certain raw materials that are exposed to price fluctuations on the open market. The primary purpose of Federal-Mogul’s commodity price forward contract activity is to manage the volatility associated with these forecasted purchases. Federal-Mogul monitors its commodity price risk exposures regularly to maximize the overall effectiveness of its commodity forward contracts. Principal raw materials hedged include natural gas, copper, nickel, lead, platinum, high-grade aluminum and aluminum alloy. Forward contracts are used to mitigate commodity price risk associated with raw materials, generally related to purchases forecast for up to 15 months in the future.

Federal-Mogul had 140 price hedge contracts outstanding with a combined notional value of $28 million at December 31, 2009, substantially all of which mature within one year. Of these outstanding contracts, 112 commodity price hedge contracts with a combined notional value of $26 million at December 31, 2009 were designated as hedging instruments for accounting purposes. Unrealized net gains of $5 million were recorded in accumulated other comprehensive loss as of December 31, 2009.

For derivatives designated as cash flow hedges, changes in the time value are excluded from the assessment of hedge effectiveness. Unrealized gains and losses associated with ineffective hedges, determined using the hypothetical derivative method, are recognized in other income, net. Derivative gains and losses included in accumulated other comprehensive loss for effective hedges are reclassified into operations upon recognition of the hedged transaction. Derivative gains and losses associated with undesignated hedges are recognized in other income, net for outstanding hedges and cost of goods sold upon hedge maturity. Federal-Mogul’s undesignated hedges are primarily commodity hedges and such hedges have become undesignated mainly due to forecasted volume declines.

Financial instruments, which potentially subject Federal-Mogul to concentrations of credit risk, consist primarily of accounts receivable and cash investments. Federal-Mogul’s customer base includes virtually every significant global light and commercial vehicle manufacturer and a large number of retailers, distributors, retailers and installers of automotive aftermarket parts. Federal-Mogul’s credit evaluation process and the geographical dispersion of sales transactions help to mitigate credit risk concentration. No individual customer accounted for more than 5% of Federal-Mogul’s sales during fiscal 2009. Federal-Mogul requires placement of cash in financial institutions evaluated as highly creditworthy.

The following table presents the fair values of Federal-Mogul’s derivative instruments (in millions of dollars):

	Asset Derivatives(1)	Liability Derivatives(1)
Derivatives Designated as Cash Flow – Hedging Instruments	December 31, 2009	December 31, 2009
Interest rate swap contracts	$—	$(50)
Commodity contract	6	(1)
Foreign currency contracts	—	—
	$6	$(51)

Derivatives not Designated as Hedging Instruments
Commodity contracts	$1	$—
	$1	$—

(1)	Federal-Mogul’s asset derivatives and liability derivatives are classified within accrued expenses and other liabilities on the consolidated balance sheet.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

8. Goodwill and Intangible Assets, Net

Goodwill and intangible assets, net consist of the following (in millions of dollars):

		December 31, 2009
Description	Amortization Periods	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Definite-lived intangible assets:
Automotive	1 – 22 years	$640	$(125)	$515
Metals	5 – 15 years	11	(4)	7
Real Estate	12 – 12.5 years	121	(14)	107
		$772	$(143)	629
Indefinite-lived intangible assets:
Automotive				354
Metals				—
Home Fashion				8
				362
Total intangible assets, net				$991

	December 31, 2009
	Gross Carrying Amount	Accumulated Impairment Losses	Net Carrying Value
Goodwill:
Automotive:
Balance at January 1	$1,298	$(222)	$1,076
Acquisitions	—	—	—
Fresh-start adjustments	(6)	—	(6)
Impairment	—	3	3
Balance at December 31	$1,292	$(219)	$1,073
Metals:
Balance at January 1	$10	$—	$10
Impairment	—	(10)	(10)
Finalize purchase allocation	—	—	—
Balance at December 31	$10	$(10)	$—
Total goodwill	$1,302	$(229)	$1,073

Automotive

During fiscal 2009, Federal-Mogul identified $6 million of adjustments, principally related to foreign currency translation, associated with the pushdown of final fresh-start values to the individual operating entities that were necessary to properly state goodwill. Accordingly, Federal-Mogul recorded these adjustments during fiscal 2009, which reduced its goodwill balance by $6 million.

Federal-Mogul has assigned $115 million to technology, including value for patented and unpatented proprietary know-how and expertise as embodied in the processes, specifications and testing of products. The value assigned is based on the relief-from-royalty method which applies a fair royalty rate for the technology group to forecasted revenue. Royalty rates were determined based on discussions with management and a review of royalty data for similar or comparable technologies. The amortization periods between 10 and 14 years are based on the expected useful lives of the products or product families for which the technology relate.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

8. Goodwill and Intangible Assets, Net  – (continued)

Aftermarket products are sold to a wide range of wholesalers, retailers and installers as replacement parts for vehicles in current production and for older vehicles. For its aftermarket customers, Federal-Mogul generally establishes product line arrangements that encompass all products offered within a particular product line. These are typically open-ended arrangements that are subject to termination by either Federal-Mogul or the customer at any time. The generation of repeat business from any one aftermarket customer depends upon numerous factors, including but not limited to the speed and accuracy of order fulfillment, the availability of a full range of product, brand recognition, and market responsive pricing adjustments. Predictable recurring revenue is generally not heavily based upon prior relationship experience. As such, distinguishing revenue between that attributable to customer relationships as opposed to revenue attributable to recognized customer brands is difficult.

Federal-Mogul has assigned $519 million to its customer relationships, of which $62 million relates to original equipment (“OE”) customer relationships and $457 million relates to aftermarket customer relationships. The values assigned to customer relationships are based on the propensity of these customers to continue to generate predictable future recurring revenue and income. The value was based on the present value of the future earnings attributable to the intangible assets after recognition of required returns to other contributory assets. The amortization periods of between 1 and 16 years are based on the expected cash flows and historical attrition rates, as determined within each of the separate product groups.

Federal-Mogul evaluates recorded goodwill and other indefinite-lived assets for impairment annually in October of each year. Federal-Mogul concluded that there was no impairment as a result of its annual assessment for fiscal 2009. Federal-Mogul’s goodwill balance of $1,073 million as of December 31, 2009 passed “Step 1” of its annual goodwill impairment analysis, with fair values in excess of carrying values of at least 15%.

Metals

Our Metals segment tests indefinite-lived intangible assets for impairment annually as of September 30 or more frequently if it believes indicators of impairment exist. Our Metals segment determines the fair value of its indefinite-lived intangible assets utilizing discounted cash flows. The resultant fair value is compared to its carrying value and an impairment loss is recorded if the carrying value exceeds its fair value.

Our Metals segment’s sales for the first quarter of fiscal 2009 declined significantly as the demand and prices for scrap fell to extremely low levels due to historically low steel mill capacity utilization rates and declines in other sectors of the economy served by our Metals segment. Given the indication of a potential impairment, our Metals segment completed a valuation utilizing discounted cash flows based on current market conditions. This valuation resulted in an impairment loss for goodwill and other indefinite-lived intangible assets of $13 million which was recorded in the first quarter of fiscal 2009, eliminating all goodwill and indefinite-lived intangibles from our Metals segment’s balance sheet.

Real Estate

Acquisitions of real estate properties are accounted for utilizing the purchase method. Our Real Estate operations allocate the purchase price of each acquired property between land, buildings and improvements, and identifiable intangible assets and liabilities such as amounts related to in-place leases, acquired above- and below-market leases, and tenant relationships. The allocation of the purchase price requires judgment and significant estimates. Our Real Estate operations use information contained in independent appraisals as the primary basis for its purchase price allocations. Our Real Estate operations determine whether any rental rates are above or below market based upon comparison to similar financing terms for similar investment properties.

Values of properties are determined on an as-if vacant basis at acquisition date. The estimated fair value of acquired in-place leases are the costs our Real Estate operations would have incurred to lease the properties to the occupancy level of the properties at the date of acquisition. Such estimates include the fair value of leasing commissions, operating costs and other direct costs that would be incurred to lease the properties to such occupancy

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

8. Goodwill and Intangible Assets, Net  – (continued)

levels. Additionally, our Real Estate operations evaluates the time period over which such occupancy levels would be achieved. Such evaluation includes an estimate of the net lost market-based rental revenues and net operating costs (primarily consisting of real estate taxes, insurance and utilities) that would have been incurred during the lease-up period. Our Real Estate operations allocate a portion of the purchase price to tenant relationships considering various factors including tenant profile and the credit risk of the tenant. Acquired in-place leases and tenant relationships as of the date of acquisition are amortized over the remaining terms of the respective leases.

In August 2008, our Real Estate operations acquired two net leased properties for $465 million pursuant to a Code Section 1031 exchange. The aggregate purchase price of $465 million was allocated to the following assets acquired, based on their fair values: land $90 million, buildings and improvements $254 million and $121 million attributable to definite-lived intangible assets relating to values determined for in-place leases and tenant relationships. The allocation of the purchase price was completed in the second quarter of fiscal 2009, resulting in a reclassification of $121 million to definite-lived intangible assets which were initially classified as property, plant and equipment, net. The definite-lived intangible assets are being amortized over the 12 – 12.5 year initial term of the respective leases.

Home Fashion

For fiscal 2009, WPI recorded an impairment charge of $5 million related to its trademarks. In recording the impairment charge related to its trademarks, WPI compared the fair value of the intangible asset with its carrying value. The estimates of fair value of trademarks are determined using a discounted cash flow valuation methodology referred to as the “relief from royalty” methodology. Significant assumptions inherent in the “relief from royalty” methodology employed include estimates of appropriate marketplace royalty rates and discount rates.

9. Property, Plant and Equipment, Net

Property, plant and equipment, net consists of the following:

	Useful Life	December 31, 2009
	(Years)	(In Millions)
Land		$299
Buildings and improvements	4 – 40	536
Machinery, equipment and furniture	1 – 25	1,819
Assets leased to others		473
Construction in progress		224
		3,351
Less accumulated depreciation and amortization		(697)
Property, plant and equipment, net		$2,654

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

10. Debt

Debt consists of the following (in millions of dollars):

December 31, 2009
Senior unsecured variable rate convertible notes due 2013 – Icahn Enterprises	$556
Senior unsecured 7.125% notes due 2013 – Icahn Enterprises	963
Senior unsecured 8.125% notes due 2012 – Icahn Enterprises	352
Exit Facilities – Federal-Mogul	2,672
Mortgages payable	114
Other	78
Total debt	$4,735

Senior Unsecured Variable Rate Convertible Notes Due 2013 — Icahn Enterprises

In April 2007, Icahn Enterprises issued an aggregate of $600 million of variable rate senior convertible notes due 2013 (the “variable rate notes”). The variable rate notes were sold in a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and issued pursuant to an indenture dated as of April 5, 2007, by and among Icahn Enterprises, as issuer, Icahn Enterprises Finance Corp. (“Icahn Enterprises Finance”), as co-issuer, and Wilmington Trust Company, as trustee. Icahn Enterprises Finance, Icahn Enterprises’ wholly owned subsidiary, was formed solely for the purpose of serving as a co-issuer of Icahn Enterprises’ debt securities in order to facilitate offerings of the debt securities. Other than Icahn Enterprises Holdings, no other subsidiaries guarantee payment on the variable rate notes. The variable rate notes bear interest at a rate of three-month LIBOR minus 125 basis points, but the all-in-rate can be no less than 4.0% nor more than 5.5%, and are convertible into Icahn Enterprises’ depositary units at a conversion price of $132.595 per depositary unit per $1,000 principal amount, subject to adjustments in certain circumstances. Pursuant to the indenture governing the variable rate notes, on October 5, 2008, the conversion price was adjusted downward to $105.00 per depositary unit per $1,000 principal amount. As of December 31, 2009, the interest rate was 4.0%. The interest on the variable rate notes is payable quarterly on each January 15, April 15, July 15 and October 15. The variable rate notes mature on August 15, 2013, assuming they have not been converted to depositary units before their maturity date.

In the event that Icahn Enterprises declares a cash dividend or similar cash distribution in any calendar quarter with respect to its depositary units in an amount in excess of $0.10 per depositary unit (as adjusted for splits, reverse splits and/or stock dividends), the indenture governing the variable rate notes requires that Icahn Enterprises simultaneously make such distribution to holders of the variable rate notes in accordance with a formula set forth in the indenture. Icahn Enterprises paid an aggregate cash distribution of $3 million for fiscal 2009 to holders of its variable rate notes in respect to distribution payments to depositary unitholders.

Senior Unsecured Notes — Icahn Enterprises

Senior Unsecured 7.125% Notes Due 2013

On February 7, 2005, Icahn Enterprises issued $480 million aggregate principal amount of 7.125% senior unsecured notes due 2013 (the “2013 Notes”), priced at 100% of principal amount. The 2013 Notes were issued pursuant to an indenture dated February 7, 2005 among Icahn Enterprises, as issuer, Icahn Enterprises Finance, as co-issuer, Icahn Enterprises Holdings, as guarantor, and Wilmington Trust Company, as trustee (referred to herein as the “2013 Notes Indenture”). Other than Icahn Enterprises Holdings, no other subsidiaries guaranteed payment on the notes.

On January 16, 2007, Icahn Enterprises issued an additional $500 million aggregate principal amount of 2013 Notes (the “additional 2013 Notes” and, together with the 2013 Notes, the “notes”), priced at 98.4% of par, or at a discount of 1.6%, pursuant to the 2013 Notes Indenture. The notes had a fixed annual interest rate of 7.125%, which was paid every six months on February 15 and August 15, and was due to mature on February 15, 2013.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

10. Debt  – (continued)

The 2013 Notes Indenture restricted the ability of Icahn Enterprises and Icahn Enterprises Holdings, subject to certain exceptions, to, among other things: incur additional debt; pay dividends or make distributions; repurchase units; create liens; and enter into transactions with affiliates.

Effective January 15, 2010, pursuant to certain cash tender offers, the 2013 Notes Indenture was satisfied and discharged in accordance with its terms. See Note 17, “Subsequent Events — Senior Notes Offering,” for further discussion of the cash tender offers and termination of the 2013 Notes Indenture.

Senior Unsecured 8.125% Notes Due 2012

On May 12, 2004, Icahn Enterprises and Icahn Enterprises Finance co-issued senior unsecured 8.125% notes due 2012 (“2012 Notes”) in the aggregate principal amount of $353 million. The 2012 Notes were issued pursuant to an indenture, dated as of May 12, 2004, among Icahn Enterprises, Icahn Enterprises Finance, Icahn Enterprises Holdings, as guarantor, and Wilmington Trust Company, as trustee (the “2012 Notes Indenture”). The 2012 Notes were priced at 99.266% of principal amount and had a fixed annual interest rate of 8.125%, which was paid every six months on June 1 and December 1. The 2012 Notes was due to mature on June 1, 2012. Other than Icahn Enterprises Holdings, no other subsidiaries guarantee payment on the notes.

The 2012 Notes Indenture restricted the ability of Icahn Enterprises and Icahn Enterprises Holdings, subject to certain exceptions, to, among other, things: incur additional debt; pay dividends or make distributions; repurchase units; create liens and enter into transactions with affiliates.

Effective January 15, 2010, pursuant to certain cash tender offers, the 2012 Notes Indenture was satisfied and discharged in accordance with its terms. See Note 17, “Subsequent Events — Senior Notes Offering,” for further discussion of the cash tender offers and termination of the 2012 Notes Indenture.

Senior Unsecured Notes Restrictions and Covenants

The indenture governing the variable rates notes restricts the payment of cash distributions, the purchase of equity interests or the purchase, redemption, defeasance or acquisition of debt subordinated to the senior unsecured notes. The indenture also restricts the incurrence of debt or the issuance of disqualified stock, as defined in the indenture, with certain exceptions. In addition, the indenture governing the variable rate notes requires that on each quarterly determination date that Icahn Enterprises and the guarantor of the notes (currently only Icahn Enterprises Holdings) maintain certain minimum financial ratios, as defined in the applicable indenture. The indenture also restricts the creation of liens, mergers, consolidations and sales of substantially all of Icahn Enterprises’ assets, and transactions with affiliates. Each of the 2013 Notes Indenture and the 2012 Notes Indenture contained similar restrictions and covenants prior to their termination on January 15, 2010.

As of December 31, 2009, Icahn Enterprises was in compliance with all covenants, including maintaining certain minimum financial ratios, as defined in the applicable indentures. Additionally, as of December 31, 2009, based on certain minimum financial ratios, Icahn Enterprises and Icahn Enterprises Holdings could not incur additional indebtedness.

On January 15, 2010, Icahn Enterprises sold $2.0 billion in principal amount of new senior debt securities (the “New Notes”) for issuance in a private placement not registered under the Securities Act. The indenture governing the New Notes in general contains restrictions and covenants similar to those contained in the 2012 Notes Indenture and the 2013 Notes Indenture as described above. See Note 17, “Subsequent Events  — Senior Notes Offering” for further discussion.

Senior Secured Revolving Credit Facility — Icahn Enterprises

On August 21, 2006, Icahn Enterprises and Icahn Enterprises Finance as the borrowers, and certain of Icahn Enterprises’ subsidiaries, as guarantors, entered into a credit agreement with Bear Stearns Corporate Lending Inc., as administrative agent, and certain other lender parties. On July 20, 2009, Icahn Enterprises terminated the credit

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

10. Debt  – (continued)

agreement as it determined that it was no longer necessary. There were no borrowings under the facility as of the termination date. Icahn Enterprises did not incur any early termination penalties.

Under the credit agreement, Icahn Enterprises was permitted to borrow up to $150 million, including a $50 million sub-limit that could be used for letters of credit. Borrowings under the agreement, which were based on Icahn Enterprises’ credit rating, bore interest at LIBOR plus 1.0% to 2.0%. Icahn Enterprises paid an unused line fee of 0.25% to 0.5%.

Exit Facilities — Federal-Mogul

On the Effective Date, Federal-Mogul entered into a Term Loan and Revolving Credit Agreement (the “Exit Facilities”) with Citicorp U.S.A. Inc. as Administrative Agent, JPMorgan Chase Bank, N.A. as Syndication Agent and certain lenders. The Exit Facilities include a $540 million revolving credit facility (which is subject to a borrowing base and can be increased under certain circumstances and subject to certain conditions) and a $2,960 million term loan credit facility divided into a $1,960 million tranche B loan and a $1,000 million tranche C loan. Federal-Mogul borrowed $878 million under the term loan facility on the Effective Date and the remaining $2,082 million of term loans, which were available for up to 60 days after the Effective Date, have been fully drawn.

The obligations under the revolving credit facility mature December 27, 2013 and bear interest for the six months at LIBOR plus 1.75% or at the alternate base rate (“ABR,” defined as the greater of Citibank, N.A.’s announced prime rate or 0.50% over the Federal Funds Rate) plus 0.75%, and thereafter shall be adjusted in accordance with a pricing grid based on availability under the revolving credit facility. Interest rates on the pricing grid range from LIBOR plus 1.50% to LIBOR plus 2.00% and ABR plus 0.50% to ABR plus 1.00%. The tranche B term loans mature December 27, 2014 and the tranche C term loans mature December 27, 2015. The tranche C term loans are subject to a pre-payment premium, should Federal-Mogul choose to prepay the loans prior to December 27, 2011. All Exit Facilities term loans bear interest at LIBOR plus 1.9375% or at ABR plus 0.9375% at Federal-Mogul’s election.

During fiscal 2008, Federal-Mogul entered into a series of five-year interest rate swap agreements with a total notional value of $1,190 million to hedge the variability of interest payments associated with its variable rate term loans under the Exit Facilities. Through these swap agreements, Federal-Mogul has fixed its base interest and premium rate at a combined average interest rate of approximately 5.37% on the hedged principal amount of $1,190 million. Since the interest rate swaps hedge the variability of interest payments on variable rate debt with the same terms, they qualify for cash flow hedge accounting treatment.

Federal-Mogul had $50 million of letters of credit outstanding at December 31, 2009, all of which pertain to the term loan credit facility. As of December 31, 2009, the borrowing availability under the revolving credit facility was $470 million.

The obligations of Federal-Mogul under the Exit Facilities are guaranteed by substantially all of its domestic subsidiaries and certain foreign subsidiaries, and are secured by substantially all personal property and certain real property of Federal-Mogul and such guarantors, subject to certain limitations. The liens granted to secure these obligations and certain cash management and hedging obligations have first priority.

The weighted average cash interest rate for debt was approximately 3.5% as of December 31, 2009.

The Exit Facilities contain certain affirmative and negative covenants and events of default, including, subject to certain exceptions, restrictions on incurring additional indebtedness, mandatory prepayment provisions associated with specified asset sales and dispositions, and limitations on (i) investments; (ii) certain acquisitions, mergers or consolidations; (iii) sale and leaseback transactions; (iv) certain transactions with affiliates; and (v) dividends and other payments in respect of capital stock. At December 31, 2009, Federal-Mogul was in compliance with all debt covenants under the Exit Facilities.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

10. Debt  – (continued)

Mortgages Payable

Mortgages payable, all of which are non-recourse to us, bear interest at rates between 4.97% and 7.99% and have maturities between June 30, 2011 and October 1, 2028.

Secured Revolving Credit Agreement — WestPoint Home, Inc.

On June 16, 2006, WestPoint Home, Inc., an indirect wholly owned subsidiary of WPI, entered into a $250 million loan and security agreement with Bank of America, N.A., as administrative agent and lender. On September 18, 2006, The CIT Group/Commercial Services, Inc., General Electric Capital Corporation and Wells Fargo Foothill, LLC were added as lenders under this credit agreement. Under the five-year agreement, borrowings are subject to a monthly borrowing base calculation and include a $75 million sub-limit that may be used for letters of credit. Borrowings under the agreement bear interest, at the election of WestPoint Home, either at the prime rate adjusted by an applicable margin ranging from minus 0.25% to plus 0.50% or LIBOR adjusted by an applicable margin ranging from plus 1.25% to 2.00%. WestPoint Home pays an unused line fee of 0.25% to 0.275%. Obligations under the agreement are secured by WestPoint Home’s receivables, inventory and certain machinery and equipment.

The agreement contains covenants including, among others, restrictions on the incurrence of indebtedness, investments, redemption payments, distributions, acquisition of stock, securities or assets of any other entity and capital expenditures. However, WestPoint Home is not precluded from effecting any of these transactions if excess availability, after giving effect to such transaction, meets a minimum threshold.

As of December 31, 2009, there were no borrowings under the agreement, but there were outstanding letters of credit of $11 million. Based upon the eligibility and reserve calculations within the agreement, WestPoint Home had unused borrowing availability of $46 million at December 31, 2009.

Sale of Previously Purchased Subsidiary Debt

During fiscal 2009, we received proceeds of $166 million from the sale of previously purchased debt of entities included in our balance sheet in the principal amount of $215 million.

Maturities

The following is a summary of the maturities of our debt obligations (in millions of dollars):

Year	Amount
2010	$99
2011	65
2012	942
2013	1,018
2014	1,825
Thereafter	943
$4,892

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

10. Debt  – (continued)

As described in Note 17, “Subsequent Events,” on January 15, 2010, Icahn Enterprises sold $850,000,000 of the 2016 Notes and $1,150,000,000 of the 2018 Notes. A portion of the gross proceeds from the sale of the New Notes were used to purchase all of the $353 million principal amount of Icahn Enterprises’ 2012 Notes and $967 million principal amount of Icahn Enterprises’ 2013 Notes. The table above includes Icahn Enterprises’ obligations as of December 31, 2009 and thus reflects the 2012 Notes and 2013 Notes as due in the years in which they were originally due.

11. Compensation Arrangements

Investment Management

The General Partners, Icahn Management and New Icahn Management had agreements with certain of their employees whereby these employees had been granted rights to participate in a portion of the management fees and incentive allocations earned by the General Partners, Icahn Management and New Icahn Management. Effective January 1, 2008, these employee rights to receive a portion of the management fees were terminated. In addition, (i) the management agreements and the management fees payable thereunder were terminated and (ii) the partnership agreements of the Offshore Master Funds and the Onshore Fund were amended to provide that the General Partners will provide, or direct their affiliates to provide, the Services to the Private Funds and in consideration thereof the General Partners will receive special profits interest allocations from the Onshore Fund and the Offshore Master Funds. Icahn Enterprises also amended the Contribution Agreement and the employment agreements of certain employees to accommodate the termination of the management agreements.

Effective January 1, 2008, the General Partners amended employment agreements with certain of their employees whereby such employees have been granted rights to participate in a portion of the special profits interest allocations (in certain cases, whether or not such special profits interest is earned by the General Partners) and incentive allocations earned by the General Partners, typically net of certain expenses and generally subject to various vesting provisions. The vesting period of these rights is generally between two and seven years, and such rights expire at the end of the contractual term of each respective employment agreement. The unvested amounts and vested amounts that have not been withdrawn by the employee generally remain invested in the Investment Funds and earn the rate of return of these funds, before the effects of any special profits interest allocations or incentive allocations, which are waived on such amounts. Accordingly, these rights are accounted for as liabilities and are remeasured at fair value each reporting period until settlement.

The fair value of unvested and vested amounts that have not been withdrawn by the employee in respect of special profits interest allocations is determined at the end of each reporting period based, in part, on the (i) fair value of the underlying net assets of the Private Funds, upon which the respective special profits interest allocations are based and (ii) performance of the funds in which such amounts are reinvested. The carrying value of such amounts represents the allocable special profits interest allocation and the appreciation or depreciation thereon. These amounts approximate fair value because the appreciation or depreciation on such amounts is based on the fair value of the Private Funds’ investments, which are marked-to-market through earnings on a quarterly basis.

The liabilities incurred by Icahn Management related to the rights granted to certain employees to participate in a portion of the management fees earned by Icahn Management remained with Icahn Management upon the execution of the Contribution Agreement on August 8, 2007. However, because the employees to whom these rights were granted became employees of New Icahn Management on August 8, 2007, New Icahn Management recognized the future compensation expense associated with the unvested portion of rights granted by Icahn Management through December 31, 2007, even though such liability will be settled by Icahn Management, with a corresponding increase to partners’ equity.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

11. Compensation Arrangements  – (continued)

As of January 1, 2008, New Icahn Management distributed its net assets to Icahn Capital. Accordingly, effective January 1, 2008, employees of New Icahn Management became employees of Icahn Capital and such future compensation expense associated with the unvested portion of rights granted by Icahn Management were recognized by Icahn Capital.

Automotive

Stock Based Compensation

On February 2, 2005, the Predecessor Company entered into a five-year employment agreement with José Maria Alapont, effective March 23, 2005, whereby Mr. Alapont was appointed as the Predecessor Company’s president and chief executive officer. In connection with this agreement, the Plan Proponents agreed to amend the Plan to provide that the reorganized Federal-Mogul would grant to Mr. Alapont stock options equal to at least 4% of the value of the Successor Company at the reorganization date (the “Employment Agreement Options”). The Employment Agreement Options vest ratably over the life of the employment agreement, such that one-fifth of the Employment Agreement Options will vest on each anniversary of the employment agreement effective date. For purposes of estimating fair value, the Employment Agreement Options were deemed to expire on December 27, 2014.

Additionally, one-half of the Employment Agreement Options had an additional feature allowing for the exchange of one half of the options for shares of stock of the Successor Company, at the exchange equivalent of four options for one share of Common Stock. The Employment Agreement Options without the exchange feature are referred to herein as “plain vanilla options” and those Employment Agreement Options with the exchange feature are referred to as “options with exchange.”

On the Effective Date and in accordance with the Plan, Federal-Mogul granted to Mr. Alapont stock options to purchase four million shares of Successor Company Common Stock at an exercise price of $19.50 (the “Granted Options”). Pursuant to the Stock Option Agreement dated as of December 27, 2007 between Federal-Mogul and Mr. Alapont (the “Initial CEO Stock Option Agreement”), the Granted Options do not have an exchange feature. In lieu of “options with exchange” under the Employment Agreement Options, the Successor Company entered into a deferred compensation agreement with Mr. Alapont intended to be the economic equivalent of the options with exchange. Under the terms of this deferred compensation agreement, Mr. Alapont is entitled to certain distributions of Common Stock, or, at the election of Mr. Alapont, certain distributions of cash upon certain events as set forth in the Deferred Compensation Agreement dated as of December 27, 2007 between Federal-Mogul and Mr. Alapont (the “Deferred Compensation Agreement”). The amount of the distributions shall be equal to the fair value of 500,000 shares of Common Stock, subject to certain adjustments and offsets, determined as of the first to occur of (1) the date on which Mr. Alapont’s employment with Federal-Mogul terminates, (2) March 23, 2010, the date on which Mr. Alapont’s employment agreement with Federal-Mogul expires, (3) Mr. Alapont’s death, (4) the date Mr. Alapont becomes disabled (as defined for purposes of Section 409A of the Code), (5) at the election of Mr. Alapont, a change in control (as defined for purposes of Section 409A of the Code), or (6) the occurrence of an unforeseeable emergency (as defined for purposes of Section 409A of the Code).

On February 15, 2008, Federal-Mogul entered into a Stock Option Agreement with Mr. Alapont (the “CEO Stock Option Agreement”), which was subsequently approved by Federal-Mogul’s stockholders effective July 28, 2008. The CEO Stock Option Agreement grants Mr. Alapont a non-transferable, non-qualified option (the “CEO Option”) to purchase up to 4,000,000 shares of Federal-Mogul’s common stock subject to the terms and conditions described below. The exercise price for the CEO Option is $19.50 per share, which is at least equal to the fair market value of a share of Federal-Mogul’s common stock on the date of grant of the CEO Option. In no event may the CEO Option be exercised, in whole or in part, after December 27, 2014. The CEO Stock Option Agreement provides for vesting as follows: 80% of the shares of common stock subject to the CEO Option vested as of December 31, 2009 and the final 20% of the shares of common stock subject to the CEO Option shall vest on March 23, 2010.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

11. Compensation Arrangements  – (continued)

Federal-Mogul revalued the options granted to Mr. Alapont at December 31, 2009, resulting in a revised fair value of $29 million. Since the deferred compensation agreement provides for net cash settlement at the option of Mr. Alapont, the CEO Option is treated as a liability award and the vested portion of the CEO Option, aggregating $28 million, has been recorded as a liability as of December 31, 2009. The remaining $1 million of total unrecognized compensation cost as of December 31, 2009 related to non-vested stock options is expected to be recognized ratably over the remaining term of Mr. Alapont’s employment agreement.

Key assumptions and related option-pricing models used by Federal-Mogul are summarized in the following table:

	December 31, 2009 Valuation
Valuation Model	Plain Vanilla Options Black-Scholes	Options Connected to Deferred Compensation Monte Carlo	Deferred Compensation Monte Carlo
Expected volatility	61%	61%	61%
Expected dividend yield	0%	0%	0%
Risk-free rate over the estimated expected option life	1.41%	1.47%	1.47%
Expected option life (in years)	2.52	2.61	2.61

Expected volatility is based on the average of five-year historical volatility (71%) and implied volatility (50%) for a group of auto industry comparator companies as of the measurement date. Risk-free rate is determined based upon U.S. Treasury rates over the estimated expected option lives. Expected dividend yield is zero as Federal-Mogul has not pay dividends to holders of its common stock in the recent past nor does it expect to do so in the future. Expected option lives are primarily equal to one-half of the time to the end of the option term.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

12. Pensions, Other Postemployment Benefits and Employee Benefit Plans

Automotive

Federal-Mogul sponsors several defined benefit pension plans (“Pension Benefits”) and health care and life insurance benefits (“Other Benefits”) for certain employees and retirees around the world. As prescribed by applicable U.S. GAAP, Federal-Mogul uses appropriate actuarial methods and assumptions in accounting for its defined benefit pension plans, non-pension postemployment benefits, and disability, early retirement and other postemployment benefits. The measurement date for all defined benefit plans is December 31. The following provides a reconciliation of the plans’ benefit obligations, plan assets, funded status and recognition in the consolidated balance sheet as of December 31, 2009:

	Pension Benefits
	United States Plans	Non-U.S. Plans	Other Benefits
	(Millions of Dollars)
Change in benefit obligation:
Benefit obligation, beginning of year	$986	$334	$494
Service cost	26	8	2
Interest cost	63	18	31
Employee contributions	—	—	2
Benefits paid	(79)	(24)	(50)
Medicare subsidies received	—	—	3
Curtailment	—	(2)	—
Plan amendments	—	—	(7)
Actuarial losses (gains) and changes in actuarial assumptions	75	5	28
Net transfer in	—	6	—
Currency translation	—	7	3
Benefit obligation, end of year	$1,071	$352	$506
Change in plan assets:
Fair value of plan assets, beginning of year	$541	$40	$—
Actual return on plan assets	126	2	—
Company contributions	2	23	45
Benefits paid	(79)	(24)	(50)
Medicare subsidies received	—	—	3
Employee contributions	—	—	2
Net transfer in	—	3	—
Currency translation	—	1	—
Fair value of plan assets at end of year	$590	$45	$—
Funded status of the plan	$(481)	$(307)	$(506)
Amounts recognized in the consolidated Balance Sheets:
Net liability recognized	$(481)	$(307)	$(506)
Amounts recognized in accumulated other comprehensive loss, inclusive of tax impacts:
Net actuarial loss (gain)	$319	$6	$13
Prior service cost (credit)	1	—	(14)
Total	$320	$6	$(1)

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

12. Pensions, Other Postemployment Benefits and Employee Benefit Plans  – (continued)

Weighted-average assumptions used to determine the benefit obligation as of December 31, 2009:

	Pension Benefits
	United States Plans	International Plans	Other Benefits
Discount rate	5.75%	5.13%	5.65%
Rate of compensation increase	3.50%	3.14%	—

Federal-Mogul evaluates its discount rate assumption annually as of December 31 for each of its retirement-related benefit plans based upon the yield of high quality, fixed-income debt instruments, the maturities of which correspond to expected benefit payment dates.

Federal-Mogul’s expected return on assets is established annually through analysis of anticipated future long-term investment performance for the plan based upon the asset allocation strategy. While the study gives appropriate consideration to recent fund performance and historical returns, the assumption is primarily a long-term prospective rate.

Information for defined benefit plans with projected benefit obligations in excess of plan assets as of December 31, 2009:

	Pension Benefits
	United States Plans	Non-U.S. Plans	Other Benefits
	(Millions of Dollars)
Projected benefit obligation	$1,071	$351	$506
Fair value of plan assets	590	41	—

Information for pension plans with accumulated benefit obligations in excess of plan assets as of December 31, 2009:

	Pension Benefits
	United States Plans	Non-U.S. Plans
	(Millions of Dollars)
Projected benefit obligation	$1,071	$327
Accumulated benefit obligation	1,058	313
Fair value of plan assets	590	22

The accumulated benefit obligation for all pension plans is $1,391 million as of December 31, 2009.

Amounts in accumulated other comprehensive loss expected to be recognized as components of net periodic benefit cost over the next fiscal year:

	Pension Benefits
	United States	Other Benefits
	(Millions of Dollars)
Amortization of actuarial losses	$25	$—
Amortization of prior service credit	—	(2)
Total	$25	$(2)

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

12. Pensions, Other Postemployment Benefits and Employee Benefit Plans  – (continued)

The assumed health care and drug cost trend rates used to measure next year’s postemployment healthcare benefits are as follows:

Other Benefits
Health care cost trend rate	7.1%
Ultimate health care cost trend rate	5.0%
Year ultimate health care cost trend rate reached	2014
Drug cost trend rate	8.5%
Ultimate drug cost trend rate	5.0%
Year ultimate drug cost trend rate reached	2014

The assumed health care cost trend rate has a significant impact on the amounts reported for Other Benefits plans. The following table illustrates the sensitivity to a change in the assumed health care cost trend rate:

	Total Service and Interest Cost	APBO
	(Millions of Dollars)
100 basis point (“bp”) increase in health care cost trend rate	$2	$24
100 bp decrease in health care cost trend rate	(2)	(22)

The following table illustrates the sensitivity to a change in certain assumptions for projected benefit obligations (“PBO”), associated expense and other comprehensive loss (“OCL”). The changes in these assumptions have no impact on Federal-Mogul’s 2009 funding requirements.

	Pension Benefits
	United States Plans			International Plans			Other Benefits
	Change in 2010 Pension Expense	Change in PBO	Change in Accumulated OCL	Change in 2010 Pension Expense	Change in PBO	Change in Accumulated OCL	Change in 2010 Expense	Change in PBO
	(Millions of Dollars)
25 bp decrease in discount rate	$2	$26	$(26)	$—	$9	$(9)	$—	$11
25 bp increase in discount rate	(2)	(26)	26	—	(9)	9	—	(10)
25 bp decrease in return on assets rate	2	—	—	—	—	—	—	—
25 bp increase in return on assets rate	(2)	—	—	—	—	—	—	—

Effective December 31, 2009, Federal-Mogul adopted the new disclosure requirements relating to postretirement benefit plan assets. As disclosed below, among other disclosure requirements, this standard requires disclosures about the inputs and valuation techniques used to develop fair value measurements of plan assets as of the reporting date. For further discussion regarding fair value measurements, including inputs and valuation techniques, of our financial instruments, see Note 6, “Fair Value Measurements.”

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

12. Pensions, Other Postemployment Benefits and Employee Benefit Plans  – (continued)

Federal-Mogul’s pension plan weighted-average asset allocations at the measurement dates as of December 31, 2009, by asset category are as follows:

	United States Plan Assets December 31,		Non-U.S. Plan Assets December 31,
	Actual 2009	Target 2010	Actual 2009	Target 2010
Asset Category
Equity securities	76%	75%	4%	4%
Debt securities	24%	25%	25%	25%
Insurance contracts	—	—	71%	71%
	100%	100%	100%	100%

The U.S. investment strategy mitigates risk by incorporating diversification across appropriate asset classes to meet the plan’s objectives. It is intended to reduce risk, provide long-term financial stability for the plan and maintain funded levels that meet long-term plan obligations while preserving sufficient liquidity for near-term benefit payments. Risk assumed is considered appropriate for the return anticipated and consistent with the total diversification of plan assets. Approximately 73% of plan assets are invested in actively managed investment funds.

The majority of the assets of the non-U.S. plans are invested through insurance contracts. The insurance contracts guarantee a minimum rate of return. Federal-Mogul has no input into the investment strategy of the assets underlying the contracts, but they are typically heavily invested in active bond markets and are highly regulated by local law.

Projected benefit payments from the plans are estimated as follows:

	Pension Benefits
	United States	Non-U.S. Plans	Other Benefits
	(Millions of Dollars)
2010	$71	$22	$44
2011	74	21	45
2012	75	22	44
2013	79	24	44
2014	76	25	43
Years 2015 – 2019	406	127	202

Federal-Mogul expects to contribute approximately $105 million to its pension plans in fiscal 2010.

Federal-Mogul also maintains certain defined contribution pension plans for eligible employees.

Other Postemployment Benefits

Federal-Mogul accounts for benefits to former or inactive employees paid after employment but before retirement under applicable U.S. GAAP. The liabilities for such U.S. and European postemployment benefits for the fiscal year ended December 31, 2009 was $42 million.

Holding Company and Other

Icahn Enterprises and certain of its subsidiaries have retirement savings plans under Section 401(k) of the Code covering its non-union employees. Under the plans, employees are entitled to defer, within prescribed limits, a

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

12. Pensions, Other Postemployment Benefits and Employee Benefit Plans  – (continued)

portion of their income on a pre-tax basis through contributions to the plans. Icahn Enterprises currently matches the deferrals based upon certain criteria, including levels of participation by its employees. Icahn Enterprises recorded charges for matching contributions of $1 million for fiscal 2009.

13. Income Taxes

The difference between the book basis and the tax basis of our net assets, not directly subject to income taxes, is as follows (in millions of dollars):

Year Ended December 31, 2009
Book basis of net assets	$2,648
Book/tax basis difference	(461)
Tax basis of net assets	$2,187

The tax effect of significant differences representing deferred tax assets (liabilities) (the difference between financial statement carrying value and the tax basis of assets and liabilities) is as follows (in millions of dollars):

Year Ended December 31, 2009
Deferred tax assets:
Property, plant and equipment	$10
Net operating loss	862
Tax credits	103
Postemployment benefits, including pensions	397
Reorganization costs	100
Other	47
Total deferred tax assets	1,519
Less: Valuation allowance	(1,089)
Net deferred tax assets	$430
Deferred tax liabilities:
Property, plant and equipment	$(187)
Intangible assets	(320)
Investment in U.S. subsidiaries	(367)
Other	(43)
Total deferred tax liabilities	(917)
$(487)

We recorded deferred tax assets and deferred tax liabilities of $118 million and $605 million, respectively, as of December 31, 2009. Deferred tax assets and deferred tax liabilities are included in other assets and accrued expenses and other liabilities, respectively, in our consolidated balance sheet.

For fiscal 2009, the valuation allowance on deferred tax assets increased $101 million. The increase is attributable to a $78 million increase in the valuation allowance recorded by Federal-Mogul and a $23 million increase in valuation allowance recorded by WPI.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

13. Income Taxes  – (continued)

Automotive

Federal-Mogul did not record taxes on its undistributed earnings from foreign subsidiaries of $617 million at December 31, 2009 since these earnings are considered to be permanently reinvested. If at some future date, these earnings cease to be permanently reinvested, Federal-Mogul may be subject to U.S. income taxes and foreign withholding taxes on such amounts. Determining the unrecognized deferred tax liability on the potential distribution of these earnings is not practicable as such liability, if any, is dependent on circumstances existing when remittance occurs.

At December 31, 2009, Federal-Mogul had a deferred tax asset of $726 million for tax loss carryforwards and tax credits, including $316 million in the United States with expiration dates from fiscal 2010 through fiscal 2029; $201 million in the United Kingdom with no expiration date; and $209 million in other jurisdictions with various expiration dates. Prior to January 1, 2009, any reduction in the valuation allowance as a result of the recognition of deferred tax assets were adjusted through goodwill. Effective January 1, 2009, pursuant to revised business combination standards, any reduction to the valuation allowance will be reflected through continuing operations.

Metals, Home Fashion and Other

At December 31, 2009, WPI had a deferred tax asset of $197 million for federal and state net operating loss carryforwards with expiration dates from years 2025 through 2029. WPI evaluated all positive and negative evidence associated with its deferred tax assets and concluded that a valuation allowance on all its deferred tax assets should be established.

At December 31, 2009, Atlantic Coast Entertainment Holdings, Inc. had federal net operating loss carryforwards totaling approximately $17 million, which will begin expiring in the year 2024 and forward.

Accounting for Uncertainty in Income Taxes

A summary of the changes in the gross amounts of unrecognized tax benefits for the fiscal year ended December 31, 2009 is as follows (in millions of dollars):

Balance at January 1	$458
Addition from acquisition of Federal-Mogul	—
Addition based on tax positions related to the current year	18
Increase for tax positions of prior years	11
Decrease for tax positions of prior years	(43)
Decrease for statute of limitation expiration	(2)
Impact of currency translation and other	1
Balance at December 31	$420

At December 31, 2009, we had unrecognized tax benefits of $420 million. Of this total, $87 million represents the amount of unrecognized tax benefits that, if recognized, would affect the annual effective tax rate in the period. The total unrecognized tax benefit differs from the amount which would affect the effective tax rate primarily due to the impact of valuation allowances.

During the next 12 months, we do not anticipate any significant changes to the amount of our unrecognized tax benefits. However, due to ongoing tax examinations, it is not possible to estimate additional net increases or decreases to our unrecognized tax benefits.

We recognize interest accrued related to unrecognized tax benefits in interest expense and record penalties as a component of income tax expense. We recorded $14 million as of December 31, 2009, in liabilities for tax-related net interest and penalties in our consolidated balance sheet.

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NOTES TO CONSOLIDATED BALANCE SHEET

13. Income Taxes  – (continued)

We or certain of our subsidiaries file income tax returns in the U.S. federal jurisdiction, various state jurisdictions and various non-U.S. jurisdictions. We and our subsidiaries are no longer subject to U.S. federal tax examinations for years before 2005 or state and local examinations for years before 2001, with limited exceptions. We, or our subsidiaries, are currently under various income tax examinations in several states and foreign jurisdictions, but are no longer subject to income tax examinations in major foreign tax jurisdictions for years prior to 1998.

14. Preferred Units

Icahn Enterprises has issued preferred units pursuant to certain rights offerings consummated in 1995 and 1997. Each preferred unit has a liquidation preference of $10.00 and entitles the holder to receive distributions, payable solely in additional preferred units, at the rate of $0.50 per preferred unit per annum (equal to a rate of 5% of the liquidation preference thereof), payable annually at the end of March (each referred to herein as a Payment Date). On any Payment Date, Icahn Enterprises, subject to the approval of the Audit Committee, may opt to redeem all of the preferred units for an amount, payable either in all cash or by issuance of Icahn Enterprises’ depositary units, equal to the liquidation preference of the preferred units, plus any accrued but unpaid distributions thereon. These preferred units are classified as a liability in the accompanying consolidated balance sheet.

As of December 31, 2009, 14,100,000 preferred units were authorized with 13,127,179 preferred units outstanding.

On December 30, 2009, Icahn Enterprises announced that the Audit Committee approved the redemption of all of its outstanding preferred units on March 31, 2010 in accordance with the terms of its partnership agreement. See Note 17, “Subsequent Events,” for further discussion.

15. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following (in millions of dollars):

December 31, 2009
Postemployment benefits, net of tax	$(325)
Hedge instruments	(68)
Translation adjustments and other	(233)
$(626)

16. Commitments and Contingencies

Federal-Mogul

Environmental Matters

Mogul has been designated as a potentially responsible party (“PRP”) by the United States Environmental Protection Agency, other national environmental agencies and various provincial and state agencies with respect to certain sites with which Federal-Mogul may have had a direct or indirect involvement. PRP designation typically requires the funding of site investigations and subsequent remedial activities. Many of the sites that are likely to be the costliest to remediate are often current or former commercial waste disposal facilities to which numerous companies sent wastes. Despite the joint and several liability that might be imposed on Federal-Mogul pertaining to these sites, Federal-Mogul’s share of the total waste sent to these sites has generally been small. Federal-Mogul believes its exposure for liability at these sites is limited.

Federal-Mogul has also identified certain other present and former properties at which it may be responsible for cleaning up or addressing environmental contamination, in some cases as a result of contractual commitments.

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NOTES TO CONSOLIDATED BALANCE SHEET

16. Commitments and Contingencies  – (continued)

Federal-Mogul is actively seeking to resolve these actual and potential statutory, regulatory and contractual obligations. Although difficult to quantify based on the complexity of the issues, Federal-Mogul has accrued amounts corresponding to its best estimate of the costs associated with such regulatory and contractual obligations on the basis of available information from site investigations and best professional judgment of consultants.

Total environmental liabilities were $22 million at December 31, 2009, and are included in accrued expenses and other liabilities in our consolidated balance sheet.

Federal-Mogul believes that recorded environmental liabilities will be adequate to cover its estimated liability for its exposure in respect to such matters. In the event that such liabilities were to significantly exceed the amounts recorded by Federal-Mogul, our Automotive segment’s results of operations could be materially affected. At December 31, 2009, Federal-Mogul estimates reasonably possible material additional losses above and beyond its best estimate of required remediation costs as recorded approximately $45 million.

Conditional Asset Retirement Obligations

Federal-Mogul records conditional asset retirement obligations (“CARO”) in accordance with applicable U.S. GAAP. Federal-Mogul’s primary CARO activities related to the removal of hazardous building materials at its facilities. Federal-Mogul records a CARO when the amount can be reasonably estimated, typically upon the expectation that an operating site may be closed or sold. Federal-Mogul has identified sites with contractual obligations and several sites that are closed or expected to be closed and sold. In connection with these sites, Federal-Mogul has accrued $30 million as of December 31, 2009 for CARO, primarily related to anticipated costs of removing hazardous building materials, and has considered impairment issues that may result from capitalization of CARO.

Federal-Mogul has additional CARO, also primarily related to removal costs of hazardous materials in buildings, for which it believes reasonable cost estimates cannot be made at this time because Federal-Mogul does not believe it has a reasonable basis to assign probabilities to a range of potential settlement dates for these retirement obligations. Accordingly, Federal-Mogul is currently unable to determine amounts to accrue for CARO at such sites.

For those sites that Federal-Mogul identifies in the future for closure or sale, or for which it otherwise believes it has a reasonable basis to assign probabilities to a range of potential settlement dates, Federal-Mogul will review these sites for both CARO and impairment issues.

A roll forward of the CARO liability for fiscal 2009 is as follows (in millions of dollars):

Balance at January 1	$27
Liabilities incurred	5
Liabilities settled/adjustments	(2)
Balance at December 31	$30

Other Matters

Federal-Mogul is involved in other legal actions and claims, directly and through its subsidiaries. We do not believe that the outcomes of these other actions or claims are likely to have a material adverse effect on the operating results or cash flows of our Automotive segment. However, we cannot predict the outcome of these proceedings or the ultimate impact on our investment in Federal-Mogul and its subsidiaries.

WPI Litigation

On March 26, 2010, the United States Court of Appeals for the Second Circuit (the “Second Circuit”) issued an Opinion in our favor, holding that we are entitled to own a majority of the common stock in, and thus have control of, WestPoint International, Inc. (“WPI”).

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NOTES TO CONSOLIDATED BALANCE SHEET

16. Commitments and Contingencies  – (continued)

We had acquired ownership of a majority of the common stock in WPI through an August 2005 Sale Order entered by the United States Bankruptcy Court for the Southern District of New York. Under that Sale Order, WPI acquired substantially all of the assets of WestPoint Stevens, Inc. The losing bidder at the Bankruptcy Court auction that led to the Sale Order challenged the Sale Order. In November 2005, the United States District Court for the Southern District of New York modified portions of the Sale Order in a manner that could have reduced our ownership of WPI stock below 50%. In its March 26, 2010 decision, the Second Circuit held that we are entitled to own a majority of the common stock of WPI, and thus have control of WPI. The Second Circuit ordered the Bankruptcy Court's Sale Order reinstated, to ensure that our percentage ownership of the common stock of WPI will be at least 50.5%. The Second Circuit modified the distribution of certain Subscription Rights in WPI. The manner in which those Subscription Rights are distributed, and whether or not they are exercised, could modify our percentage ownership of WPI's common stock, so that our percentage could range from 50.5% to 79%. The Second Circuit ordered the District Court to remand the matter back to the Bankruptcy Court for further proceedings consistent with its ruling.

There is a related proceeding in Delaware Chancery Court, brought by the same “losing bidders” who are parties to the case decided by the Second Circuit. The Delaware case had been stayed pending a decision from the Second Circuit. In prior proceedings in the Delaware Court, the Court dismissed breach of fiduciary duty claims against WPI, held that WPI had a contractual obligation to proceed with a Registration Statement for its stock, and also declined to dismiss a Delaware statutory claim relating to registration. In both their contractual and statutory claims relating to registration, plaintiffs maintained that they held liens on a majority of WPI common stock, and were entitled to have all of that common stock registered to facilitate its sale. In light of the Second Circuit's decision which held that plaintiffs are not lienholders, but instead own a minority of WPI common stock, WPI believes that plaintiffs would not be able to maintain their existing contractual or statutory claims relating to registration. WPI intends to oppose any application by plaintiffs, if one is made, to seek to amend their claims in light of the Second Circuit's decision. A copy of the Second Circuit’s decision has been sent to the Delaware Chancery Court with a request that a status conference be set to discuss further proceedings, if any, in that Court.

National Energy Group, Inc.

National Energy Group, Inc. (“NEGI”) is a defendant, together with Icahn Enterprises and various individuals, including one of Icahn Enterprises’ current directors, as additional defendants, in a purported stockholder derivative and class action lawsuit alleging that among other things, certain of NEGI’s current and former officers and directors breached their fiduciary duties to NEGI and its stockholders in connection with NEGI’s sale of its 50% interest in an oil and gas holding company. Following such disposition, NEGI has had no business and its principal assets consist of cash and short-term investments which currently aggregate approximately $48 million. In March 2008, NEGI dissolved and filed a Form 15 with the SEC deregistering its securities with the SEC under the Exchange Act. As a result, NEGI’s status as a public company has been suspended. No cash distributions will be made to NEGI’s shareholders until the NEGI board determines that NEGI has paid, or made adequate provision for the payment of, its liabilities and obligations, including any liabilities relating to the lawsuit.

The parties to the lawsuit have reached an agreement in principle to settle the lawsuit which is subject to court approval, pursuant to which we will pay approximately $9 million and all claims against all defendants will be dismissed. Icahn Enterprises expects the settlement to be approved and finalized in the second quarter of fiscal 2010.

PSC Metals

Environmental Matters

PSC Metals has been designated as a PRP under U.S. federal and state superfund laws with respect to certain sites with which PSC Metals may have had a direct or indirect involvement. It is alleged that PSC Metals and its subsidiaries or their predecessors transported waste to the sites, disposed of waste at the sites or operated the sites

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

16. Commitments and Contingencies  – (continued)

in question. PSC Metals has reviewed the nature and extent of the allegations, the number, connection and financial ability of other named and unnamed PRPs and the nature and estimated cost of the likely remedy. Based on reviewing the nature and extent of the allegations, PSC Metals has estimated its liability to remediate these sites to be immaterial at December 31, 2009. If it is determined that PSC has liability to remediate those sites and that more expensive remediation approaches are required in the future, PSC Metals could incur additional obligations, which could be material.

Certain of PSC Metals’ facilities are environmentally impaired in part as a result of operating practices at the sites prior to their acquisition by PSC Metals and as a result of PSC Metals’ operations. PSC Metals has established procedures to periodically evaluate these sites, giving consideration to the nature and extent of the contamination. PSC Metals has provided for the remediation of these sites based upon management’s judgment and prior experience. PSC Metals has estimated the liability to remediate these sites to be $27 million as of December 31, 2009. Management believes, based on past experience, that the vast majority of these environmental liabilities and costs will be assessed and paid over an extended period of time. PSC Metals believes that it will be able to fund such costs in the ordinary course of business.

Estimates of PSC Metals’ liability for remediation of a particular site and the method and ultimate cost of remediation require a number of assumptions that are inherently difficult to make, and the ultimate outcome may be materially different from current estimates. Moreover, because PSC Metals has disposed of waste materials at numerous third-party disposal facilities, it is possible that PSC Metals will be identified as a PRP at additional sites. The impact of such future events cannot be estimated at the current time.

Leases

Future minimum lease payments under operating leases with initial terms of one or more years consist of the following at December 31, 2009 (in millions of dollars):

Year	Operating Leases
2010	$47
2011	37
2012	30
2013	25
2014	24
Thereafter	39
$202

Other

In the ordinary course of business, we, our subsidiaries and other companies in which we invest are parties to various legal actions. In management’s opinion, the ultimate outcome of such legal actions will not have a material effect on our consolidated balance sheet taken as a whole.

17. Subsequent Events

We have evaluated subsequent events through April 13, 2010, which is the date on which the financial statements were issued.

Senior Notes Offering

On January 15, 2010, Icahn Enterprises and Icahn Enterprises Finance Corp. (collectively, the “Issuers”), sold $850,000,000 aggregate principal amount of 7.75% Senior Notes due 2016 (the “2016 Notes”) and $1,150,000,000

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

17. Subsequent Events  – (continued)

aggregate principal amount of 8% Senior Notes due 2018 (the “2018 Notes” and, together with the 2016 Notes, referred to as the “New Notes”) pursuant to the purchase agreement, dated January 12, 2010 (the “Purchase Agreement”), by and among the Issuers, Icahn Enterprises Holdings, as guarantor (the “Guarantor”), and Jefferies & Company, Inc., as initial purchaser (the “Initial Purchaser”). The 2016 Notes were priced at 99.411% of their face value and the 2018 Notes were priced at 99.275% of their face value. The gross proceeds from the sale of the New Notes were approximately $1,986,656,000, a portion of which was used to purchase the approximately $1.28 billion in aggregate principal amount (or approximately 97%) of the 2013 Notes and the 2012 Notes that were tendered pursuant to cash tender offers and consent solicitations and to pay related fees and expenses. Interest on the New Notes will be payable on January 15 and July 15 of each year, commencing July 15, 2010. The Purchase Agreement contains customary representations, warranties and covenants of the parties and indemnification and contribution provisions whereby the Issuers and the Guarantor, on the one hand, and the Initial Purchaser, on the other, have agreed to indemnify each other against certain liabilities. The 2012 Notes and 2013 Notes were satisfied and discharged pursuant to their respective indentures on January 15, 2010.

The New Notes were issued under and are governed by an indenture, dated January 15, 2010 (the “Indenture”), among the Issuers, the Guarantor and Wilmington Trust Company, as trustee. The Indenture contains customary events of defaults and covenants relating to, among other things, the incurrence of debt, affiliate transactions, liens and restricted payments. On or after January 15, 2013, the Issuers may redeem all of the 2016 Notes at a price equal to 103.875% of the principal amount of the 2016 Notes, plus accrued and unpaid interest, with such optional redemption prices decreasing to 101.938% on and after January 15, 2014 and 100% on and after January 15, 2015. On or after January 15, 2014, the Issuers may redeem all of the 2018 Notes at a price equal to 104.000% of the principal amount of the 2018 Notes, plus accrued and unpaid interest, with such option redemption prices decreasing to 102.000% on and after January 15, 2015 and 100% on and after January 15, 2016. Before January 15, 2013, the Issuers may redeem up to 35% of the aggregate principal amount of each of the 2016 Notes and 2018 Notes with the net proceeds of certain equity offerings at a price equal to 107.750% and 108.000%, respectively, of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of redemption, provided that at least 65% of the aggregate principal amount of the 2016 Notes or 2018 Notes, as the case may be, originally issued remains outstanding immediately after such redemption. If the Issuers experience a change of control, the Issuers must offer to purchase for cash all or any part of each holder’s New Notes at a purchase price equal to 101% of the principal amount of the New Notes, plus accrued and unpaid interest.

The New Notes and the related guarantee are the senior unsecured obligations of the Issuers and rank equally with all of the Issuers’ and the Guarantor’s existing and future senior unsecured indebtedness and rank senior to all of the Issuers’ and the Guarantor’s existing and future subordinated indebtedness. The New Notes and the related guarantee are effectively subordinated to the Issuers’ and the Guarantor’s existing and future secured indebtedness to the extent of the collateral securing such indebtedness. The New Notes and the related guarantee are also effectively subordinated to all indebtedness and other liabilities of the Issuers’ subsidiaries other than the Guarantor.

In connection with the sale of the New Notes, the Issuers and the Guarantor entered into a Registration Rights Agreement, dated January 15, 2010 (the “Registration Rights Agreement”), with the Initial Purchaser. Pursuant to the Registration Rights Agreement, the Issuers have agreed to file a registration statement with the SEC, on or prior to 120 calendar days after the closing of the offering of the New Notes, to register an offer to exchange the New Notes for registered notes guaranteed by the Guarantor with substantially identical terms, and to use commercially reasonable efforts to cause the registration statement to become effective by the 210th day after the closing of the offering of the Notes. Additionally, the Issuers and the Guarantor may be required to file a shelf registration statement to cover resales of the New Notes in certain circumstances. If the Issuers and the Guarantor fail to satisfy these obligations, the Issuers may be required to pay additional interest to holders of the New Notes under certain circumstances.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

17. Subsequent Events  – (continued)

Termination of Indenture Governing Senior Unsecured 8.125% Notes due 2012

Effective January 15, 2010, the 2012 Notes Indenture, among the Issuers, the Guarantor and Wilmington Trust Company, as trustee, was satisfied and discharged in accordance with its terms by the Issuers. The Issuers deposited a total of approximately $364 million with Wilmington Trust Company as trustee under the 2012 Notes Indenture and depositary for a cash tender offer to repay all amounts outstanding under the 2012 Notes and to satisfy and discharge the 2012 Notes Indenture. Approximately $345 million was deposited with the depositary to purchase the 2012 Notes that were tendered pursuant to the cash tender offer. In connection with the purchase of the tendered 2012 Notes, the Issuers paid total consideration of approximately $355 million, which consisted of: (i) $345 million of base consideration for the aggregate principal amount tendered; (ii) $3 million of accrued and unpaid interest on the tendered 2012 Notes; and (iii) $7 million of consent payments in connection with the solicitation of consents from holders of 2012 Notes to eliminate the incurrence of indebtedness and issuance of preferred stock covenant in the 2012 Notes Indenture. The Issuers also deposited approximately $8 million with the trustee in connection with the redemption of the remaining 2012 Notes.

Termination of Indenture Governing Senior Unsecured 7.125% Notes due 2013

Effective January 15, 2010, the 2013 Notes Indenture, among the Issuers, the Guarantor and Wilmington Trust Company, as trustee, has been satisfied and discharged in accordance with its terms by the Issuers. The Issuers deposited a total of approximately $1,018 million with Wilmington Trust Company as trustee under the 2013 Notes Indenture and depositary for cash tender offer to repay all accounts outstanding under the 2013 Notes and to satisfy and discharge the 2013 Notes Indenture. Approximately $939 million was deposited with the depositary to purchase the 2013 Notes that were tendered pursuant to the cash tender offer. In connection with the purchase of the tendered 2013 Notes, the Issuers paid total consideration of approximately $988 million, which consisted of: (i) $939 million of base consideration for the aggregate principal amount tendered; (ii) $28 million of accrued and unpaid interest on the tendered 2013 Notes; and (iii) $21 million of consent payments in connection with the solicitation of consents from holders of 2013 Notes to eliminate the incurrence of indebtedness and issuance of preferred stock covenant in the 2013 Notes Indenture. The Issuers also deposited approximately $29 million with the trustee in connection with the redemption of the remaining 2013 Notes.

Debt Extinguishment — 2012 Notes and 2013 Notes

In connection with the debt extinguishment related to the 2012 Notes and 2013 Notes as discussed above, we are anticipating recording a $40 million loss on debt extinguishment in the first quarter of fiscal 2010.

Acquisition of Controlling Interest in American Railcar Industries, Inc.

On January 15, 2010, pursuant to a Contribution and Exchange Agreement (the “ARI Contribution and Exchange Agreement”) among Icahn Enterprises, Beckton Corp., a Delaware corporation (“Beckton”), Barberry, Modal LLC, a Delaware limited liability company (“Modal”), and Caboose Holding LLC, a Delaware limited liability company (“Caboose” and, together with Barberry and Modal, collectively, the “ARI Contributing Parties”), the ARI Contributing Parties contributed to Icahn Enterprises 11,564,145 shares of common stock of ARI, representing approximately 54.3% of ARI’s total outstanding common stock as of January 15, 2010, collectively owned by the ARI Contributing Parties for aggregate consideration consisting of 3,116,537 (or approximately $141 million based on the closing price of Icahn Enterprises’ depositary units on January 15, 2010) of Icahn Enterprises’ depositary units subject to certain post-closing adjustments. ARI is a leading North American designer and manufacturer of hopper and tank railcars. ARI also repairs and refurbishes railcars, provides fleet management services and designs and manufactures certain railcar and industrial components. The transactions contemplated by the ARI Contribution and Exchange Agreement were authorized by the Audit Committee of the board of directors of Icahn Enterprises GP on January 11, 2010. The Audit Committee was advised by independent counsel and an independent financial advisor which rendered a fairness opinion.

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

17. Subsequent Events  – (continued)

Acquisition of Controlling Interest in Viskase Companies, Inc.

On January 15, 2010, pursuant to a Contribution and Exchange Agreement (the “Viskase Contribution and Exchange Agreement”) among Icahn Enterprises, Beckton, Barberry, Koala Holding Limited Partnership, a Delaware limited partnership (“Koala”), High River Limited Partnership, a Delaware limited partnership (“High River”), and Meadow Walk Limited Partnership, a Delaware limited partnership (“Meadow Walk” and, together with Beckton, Barberry, Koala and High River, collectively, the “Viskase Contributing Parties”), the Viskase Contributing Parties contributed to Icahn Enterprises 25,560,929 shares of common stock of Viskase, representing approximately 71.4% of Viskase’s total outstanding common stock as of January 15, 2010, collectively owned by the Viskase Contributing Parties for aggregate consideration consisting of 2,915,695 (or approximately $132 million based on the closing price of Icahn Enterprises’ depositary units on January 15, 2010) of Icahn Enterprises’ depositary units. Viskase is a leading worldwide producer of non-edible cellulosic, fibrous and plastic casings used to prepare and package processed meat and poultry products. The transactions contemplated by the Viskase Contribution and Exchange Agreement were authorized by the Audit Committee of the board of directors of Icahn Enterprises GP on January 11, 2010. The Audit Committee was advised by independent counsel and an independent financial advisor which rendered a fairness opinion.

Acquisition of Non-Controlling Interest in Tropicana Entertainment Inc.

On March 8, 2010, (the “Effective Date”), Tropicana Entertainment Inc. (“Tropicana”) completed the acquisition of certain assets of its predecessor, Tropicana Entertainment, LLC, and certain subsidiaries and affiliates thereof (together, the “Predecessors”) and Tropicana Resort and Casino-Atlantic City (“Tropicana AC”). Such transactions, referred to as the “Restructuring Transactions,” were effected pursuant to the Joint Plan of Reorganization of Tropicana Entertainment, LLC (“Tropicana LLC”) and Certain of Its Debtor Affiliates Under Chapter 11 of the Bankruptcy Code, filed with the United States Bankruptcy Court for the District of Delaware on January 8, 2009, as amended (the “Plan”). Prior to the Restructuring Transactions, Icahn Partners LP (“Icahn Partners”), Icahn Partners Master Fund LP (“Icahn Master Fund”), Icahn Partners Master Fund II LP (“Icahn Master Fund II”), Icahn Partners Master Fund III LP (“Icahn Master Fund III”), each and indirectly held subsidiary of Icahn Enterprises L.P., held positions in certain debt securities and instruments in the Predecessors. As a result of the Restructuring Transactions pursuant to the Plan, Icahn Partners, Icahn Master Fund, Icahn Master Fund II and Icahn Master Fund III received a combined amount of 11,880,021 shares of Tropicana (“Tropicana Shares”).

In addition, in connection with Tropicana’s completion of the Restructuring Transactions, Tropicana entered into a credit agreement, dated as of December 29, 2009 (the “Exit Facility”). Icahn Partners, Icahn Master Fund, Icahn Master Fund II and Icahn Master Fund III each is a lender under the Exit Facility, and in the aggregate, hold over 50% of the loans under the Exit Facility. Furthermore, Icahn Agency Services LLC, an indirect subsidiary of the Company, is the administrative agent under the Exit Facility. Pursuant to the terms of the Exit Facility, the lenders, including Icahn Partners, Icahn Master Fund, Icahn Master Fund II and Icahn Master Fund III, were issued warrants to purchase Tropicana Shares (the “Warrants”). On March 9, 2010, Icahn Partners, Icahn Master, Icahn Master Fund II and Icahn Master Fund III exercised their Warrants in their entirety and received an additional combined amount of 784,158 Tropicana Shares.

As a result of the Tropicana Shares issued pursuant to the Restructuring Transactions and the Tropicana Shares issued pursuant to the exercise of the Warrants, Icahn Partners, Icahn Master Fund, Icahn Master Fund II and Icahn Master Fund III hold, in the aggregate, 12,664,179 Tropicana Shares, representing 49.1% of the outstanding shares of Tropicana.

Declaration of Distribution on Depositary Units

On February 26, 2010, the board of directors of Icahn Enterprises GP approved a payment of a quarterly cash distribution of $0.25 per unit on Icahn Enterprises’ depositary units payable in the first quarter of fiscal 2010. The

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

17. Subsequent Events  – (continued)

distribution was paid on March 30, 2010, to depositary unitholders of record at the close of business on March 15, 2010. Under the terms of the indenture dated April 5, 2007 governing Icahn Enterprises’ variable rate notes due 2013, Icahn Enterprises will also be making a $0.15 distribution to holders of these notes in accordance with the formula set forth in the indenture.

Redemption of Preferred Units

On March 31, 2010, Icahn Enterprises redeemed all of its outstanding preferred units for an amount equal to the liquidation preference of $10.00 per unit, plus any accrued but unpaid distributions thereon. The total liability of Icahn Enterprises’ preferred units of $138 million was settled by issuing 2,947,092 of its depositary units, based on an average price of $46.77 per depositary unit, which amount was calculated based on what Icahn Enterprises’ depositary units were trading over the 20-day period immediately preceding March 31, 2010.

Investment Management

Subsequent to December 31, 2009, the Private Funds received $473 million in subscriptions from investors, of which $7 million was received prior to January 1, 2010 and is reflected as a liability in the consolidated balance sheet. Of the total subscriptions received, $400 million relates to non-fee paying investors, including Icahn Enterprises’ direct investment in the Private Funds of $250 million.

Federal-Mogul

Federal-Mogul has operated an aftermarket distribution center in Venezuela for several years, supplying imported replacement automotive parts to the local independent aftermarket. Since 2005, two exchange rates have existed in Venezuela: the official rate, which has been frozen since 2005 at 2.15 bolivars per U.S. dollar; and the parallel rate, which floats at a rate much higher than the official rate. Given the existence of the two rates in Venezuela, Federal-Mogul is required to assess which of these rates is the most appropriate for converting the results of its Venezuelan operations into U.S. dollars at December 31, 2009. Federal-Mogul has no positive intent to repatriate cash at the parallel rate and has demonstrated the ability to repatriate cash at the official rate in early January 2010; thus, the official rate was deemed appropriate for the purposes of conversion into U.S. dollars.

Near the end of 2009, the three-year cumulative inflation rate for Venezuela was above 100%, which requires the Venezuelan operation to report its results as though the U.S. dollar is its functional currency in accordance with applicable U.S. GAAP, commencing January 1, 2010 (“inflationary accounting”). The impact of this transition to a U.S. dollar functional currency is that any change in the U.S. dollar value of bolivar denominated monetary assets and liabilities must be recognized directly in earnings.

At December 31, 2009, the summarized balance sheet of the Federal-Mogul’s Venezuelan operations is as follows (all balances are in millions of U.S. dollars, converted at the official exchange rate of 2.15 bolivar per U.S. dollar):

Cash and cash equivalents	$76
Other monetary assets, net	5
Net monetary assets	81
Non-monetary assets, net	5
Total	$86

ICAHN ENTERPRISES G.P. INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET

17. Subsequent Events  – (continued)

In early January 2010, prior to the bolivar devaluation, Federal-Mogul repatriated $14 million at the official rate of 2.15 bolivars to U.S. dollar. On January 8, 2010, subsequent to this cash repatriation, the official exchange rate was set by the Venezuelan government at 4.3 bolivars per U.S. dollar, except for certain “strategic industries” that are permitted to buy U.S. dollars at the rate of 2.6 bolivars per U.S. dollar. Subsequent to this devaluation, Federal-Mogul has repatriated $11 million at this “strategic” rate.

Federal-Mogul estimates that the immediate impact of inflationary accounting for its Venezuelan operations in fiscal 2010 is a loss ranging between $13 million and $30 million, largely dependent on its expected ability to continue to repatriate cash at the “strategic” rate of 2.6 bolivars per U.S. dollar versus the official rate of 4.3.

WPI Litigation

On March 26, 2010, the United States Court of Appeals for the Second Circuit issued an Opinion in our favor. Refer to Note 16, “Commitments and Contingencies,” for further discussion.

Other

On February 18, 2010, certain of our indirect subsidiaries acquired from Fontainebleau Las Vegas, LLC and certain affiliated entities the Fontainebleau property and improvements thereon located in Las Vegas, Nevada for an aggregate purchase price of approximately $150 million. The Fontainebleau property includes an unfinished building of approximately 7 million square feet that is situated on approximately 25 acres of land.

         Depositary Units
Representing Limited Partner interests

Icahn Enterprises L.P.

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Jefferies

            , 2013